UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 26, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS AND

MAJOR TRANSACTIONS AND

ADJUSTMENT TO THE 2022 ANNUAL CAP FOR

THE CONTINUING CONNECTED TRANSACTIONS UNDER

THE EXCLUSIVE OPERATION AGREEMENT AND

PROPOSED AMENDMENTS TO

(1) THE ARTICLES OF ASSOCIATION;

(2) THE RULES FOR PROCEDURES FOR GENERAL MEETINGS;

(3) THE RULES FOR MEETINGS OF THE BOARD OF DIRECTORS; AND

(4) THE RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

A letter from the Board is set out on pages 13 to 158 of this circular.

A letter from the Independent Board Committee, containing its advice to the Independent Shareholders of the Company, is set out on pages 159 to 160 of this circular.

A letter from the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders of the Company is set out on pages 161 to 206 of this circular.

A notice convening the EGM will be dispatched by the Company in due course. The Company will announce details of the EGM, including the date and venue as and when available in compliance with the Articles of Association and the Hong Kong Listing Rules.

26 October 2022

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2023–2025 Continuing Connected Transactions”	means the Renewed Continuing Connected Transactions and the continuing connected transactions contemplated under the Property Leasing Agreement and the Aviation Airborne Communication Agreement

“A Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Additional Aircraft”	means the finance leased aircraft introduced after the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM

“Advertising Services Agreement”	the advertising agency services framework agreement dated 26 September 2022 entered into between the Company and CEA Media relating to renewal of the Existing Advertising Services Agreement, details of which are set out under the section headed “Advertising Services Agreement” in this circular

“Airbus S.A.S.”	means Airbus S.A.S., a company incorporated in Toulouse, France

“Aircraft and Engines Lease Agreement”	the 2023–2025 aircraft and engines lease framework agreement dated 26 September 2022 entered into between the Company and CES Leasing relating to the renewal of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement, details of which are set out under the section headed “Aircraft and Engines Lease Agreement” in this circular

“Aircraft Finance Lease Agreement(s)”	means the individual finance lease agreements in relation to the finance lease of the leased aircraft to be entered into by the Company pursuant to the Aircraft and Engines Lease Agreement

“Aircraft Manufacturer(s)”	means Boeing Company, Airbus S.A.S. and COMAC

“Articles of Association”	means the articles of association of the Company

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Aviation Airborne Communication Agreement”	means the aviation airborne communication continuing connected transactions framework agreement dated 26 September 2022 entered into between the Company and KDlink Technology in relation to the provision of project implementation, technical support and after-sales service for aviation airborne communication business to the Company, details of which are set out under the section headed “Aviation Airborne Communication Agreement” in this circular

DEFINITIONS

“Aviation Complementary Services Agreement”	means the aviation complementary services framework agreement dated 26 September 2022 entered into between the Company and CEA Development relating to the renewal of the Existing Complementary Services Agreement, details of which are set out under the section headed “Aviation Complementary Services Agreement” in this circular

“Bank Loans”	means the loans provided by the Designated Financial Institutions to the Lessor(s) or the Company under the Proposed Finance Lease contemplated under Aircraft and Engines Lease Agreement

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircraft after priority has been given to load the passengers’ registered luggage

“Board”	means the board of directors of the Company

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Business Competition”	means the business including international and domestic air cargo and mail delivery and cargo forwarding, warehousing and logistics, cargo terminal operations of the Company and all its subsidiaries that compete with the current business operations of China Cargo Airlines and Eastern Logistics and their subsidiaries

“business day”	means a day (other than a Saturday, Sunday or statutory holiday) on which commercial banks in the PRC are open generally for normal business

“Cargo Terminal Business Support Services”	has the meaning set out under the section headed “Freight Logistics Services Agreement” in this circular

“Catering and Aircraft On-board Supplies Support Agreement”	means the catering and aircraft on-board supplies support framework agreement dated 26 September 2022 entered into between the Company and Eastern Air Catering Company relating to the early renewal of the Existing Catering and Aircraft On-board Supplier Support Agreement, details of which are set out under the section headed “Catering and Aircraft On-board Supplies Support Agreement” in this circular

“CEA Development”	means 東 航 實 業 集 團 有 限 公 司 (CEA Development Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CEA Development Entities”	means each of CEA Development and its subsidiaries

DEFINITIONS

“CEA Holding”	means 中 國 東 方 航 空 集 團 有 限 公 司 (China Eastern Air Holding Company Limited), the controlling shareholder of the Company. CEA Holding is directly held as to: (i) 68.42% by the State- owned Assets Supervision and Administration Commission of the State Council (“SASAC”); (ii) 11.21% by China Life Investment Insurance Asset Management Company Limited (國壽投資 保險 資 產 管 理 有 限 公 司), which is directly wholly-owned by ChinaLife Insurance (Group) Company (中 國 人 壽 保 險（集 團 ）公 司) and is ultimately wholly-owned by the State Council; (iii) 10.19% by Shanghai Jiushi (Group) Co., Ltd. (上 海 久 事（集 團 ）有 限 公 司), which is directly wholly-owned by SASAC of Shanghai Municipal Government; (iv) 5.09% by China Reform Asset Management Co., Ltd. (中 國 國 新 資 產 管 理 有 限 公 司), which is directly wholly- owned by China Reform Holdings Corporation Ltd. (中 國 國 新 控 股 有 限 責 任 公 司) and is ultimately wholly-owned by the State Council; and (v) 5.09% by China Tourism Group Co., Ltd. (中 國 旅 遊 集 團 有 限 公 司), which is directly and wholly-owned by SASAC, respectively

“CEA Holding Entities”	means CEA Holding and its subsidiaries (excluding the Company for the purpose of this circular)

“CEA Media”	means 東 方 航 空 傳 媒 股 份 有 限 公 司 (China Eastern Airlines Media Co., Ltd.), which is directly held as to: (i) 55% by CEA Holding; and (ii) 45% by the Company, and is thus an associate of CEA Holding

“CEA Media Entities”	means each of CEA Media and its subsidiaries

“CEA Northwest”	means 中 國 東 方 航 空 西 北 公 司 (China Eastern Air Northwest Company), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CES Finance”	means 東 航 金 控有限 責任 公司 (CES Finance Holding Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding

“CES Global”	means 東 航 國 際 控 股（香 港）有 限 公 司 (CES Global Holdings (Hong Kong) Limited), which is a wholly-owned subsidiary of CES Finance and a Shareholder and connected person of the Company

“CES Leasing”	means 東航 國 際 融資租 賃 有 限公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC, and is directly held as to: (i) 65% by CEA Holding; and (ii) 35% by CES Global (an indirect wholly-owned subsidiary of CEA Holding)

DEFINITIONS

“CES Leasing Entities”	means CES Leasing or the wholly-owned subsidiary(ies) established or to be established for the purpose of the finance lease and operating lease arrangement

“China Cargo Airlines”	means 中 國 貨 運 航 空 有 限 公 司 (China Cargo Airlines Co., Limited), which is directly held as to: (i) 83% by Eastern Logistics; and (ii) 17% by 中 遠 海 運 物 流 有 限 公 司 (COSCO SHIPPING Logistics Co., Ltd.), which is directly wholly-owned by China COSCO SHIPPING Corporation Limited and is ultimately wholly- owned by the State Council

“COMAC”	means 中 國 商 用 飛 機 有 限 責 任 公 司 (Commercial Aircraft Corporation of China Limited), a company established under the laws of the PRC with limited liability

“Company”	means 中 國 東 方 航 空 股 份 有 限 公 司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“COVID-19”	means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization

“Delivery Date”	means:

(i) in respect of the Existing Aircraft, the respective dates on which the Company delivers the Existing Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the Existing Aircraft; and

(ii)  in respect of the Additional Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Additional Aircraft to the Lessor(s), pursuant to (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s) in relation to the Additional Aircraft

DEFINITIONS

“Designated Financial Institutions”	means commercial banks or other designated financial institutions in the PRC, being independent third parties, as designated by the Company in relation to the provision of the Bank Loans in accordance with the terms and conditions of the Aircraft and Engines Lease Agreement

“Director(s)”	means the director(s) of the Company

“Eastern Air Catering Company”	means 東 方 航 空 食 品 投 資 有 限 公 司 (China Eastern Air Catering Investment Co., Ltd.), which is directly interested as to: (i) 55% by CEA Holding, and (ii) 45% by the Company, respectively, and is thus an associate of CEA Holding

“Eastern Air Catering Entities”	means each of Eastern Air Catering Company and its subsidiaries

“Eastern Air Finance Company”	means 東 航 集 團 財 務 有 限 責 任 公 司 (Eastern Air Group Finance Co., Ltd.), which is directly interested as to: (i) 53.75% by CEA Holding; (ii) 25% by the Company; and (iii) 21.25% by CES Finance, receptively, and is thus an associate of CEA Holding

“Eastern Air Finance Entities”	means each of Eastern Air Finance Company and its subsidiaries

“Eastern Aviation Import & Export Company”	means 東 方 航 空 進 出 口 有 限 公 司 (Eastern Aviation Import & Export Co., Ltd.), which is directly interested as to: (i) 55% by CEA Holding; and (ii) 45% by the Company, respectively, and is thus an associate of CEA Holding

“Eastern Aviation Import & Export Entities”	means each of Eastern Aviation Import & Export Company and its subsidiaries

“Eastern Investment”	means 上 海 東 航 投 資 有 限 公 司 (Shanghai Eastern Airlines Investment Co., Ltd.), a wholly-owned subsidiary of the CEA Holding

“Eastern Logistics”	means 東 方 航 空 物 流 股 份 有 限 公 司 (Eastern Airline Logistics Co., Limited), which is a subsidiary directly owned as to 40.50% equity interests by 東 方 航 空 產 業 投 資 有 限 公 司 (Eastern Airlines Industry Investment Company Limited) (a wholly-owned subsidiary of CEA Holding) and its A shares are listed on the Shanghai Stock Exchange (stock code: 601156), and thus is a non wholly-owned subsidiary of CEA Holding

“Eastern Logistics Entities”	means Eastern Logistics and its subsidiaries

“EGM”	means the extraordinary general meeting of the Company to be convened, to consider, and if thought fit, approve, among others, the continuing connected transactions

DEFINITIONS

“Exclusive Operation Agreement”	means the agreement dated 29 September 2020 entered into between the Company and China Cargo Airlines in relation to the agreement for China Cargo Airlines to exclusively operate the Company’s Passenger Aircraft Cargo Business, pursuant to which the Company receives transportation service fees from China Cargo Airlines for exclusively operating the Company’s Passenger Aircraft Cargo Business, details of which are set out in the Company’s announcement dated 29 September 2020 and the Company’s circular dated 30 October 2020

“Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions”	means the continuing connected transactions contemplated under the Exclusive Operation Agreement

“Existing Advertising Services Agreement”	means the advertising services agreement dated 30 August 2019 entered into between the Company and CEA Media, details of which are set out in the paragraph headed “Advertising Services Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Aircraft”	means the finance leased aircraft introduced before the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM

“Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement”	means the aircraft and aircraft engines operating lease framework agreement dated 30 August 2019 entered into between the Company and CES Leasing, details of which are set out in the paragraph headed “2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Aircraft Finance Lease Framework Agreement”	means the aircraft finance lease framework agreement dated 30 August 2019 entered into between the Company and CES Leasing, details of which are set out in the paragraph headed “2020–2022 Aircraft Finance Lease Framework Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Annual Caps”	means the annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2022, which are RMB4.9 billion, RMB9 billion and RMB8 billion, respectively

“Existing Catering and Aircraft On-board Supplies Support Agreement”	means the catering, aircraft on-board supplies support agreement dated 28 August 2020 entered into between the Company and Eastern Air Catering Company, details of which are set out in the Company’s announcement dated 28 August 2020 and the Company’s circular dated 30 October 2020

DEFINITIONS

“Existing Complementary Services Agreement”	means the complementary services agreement dated 30 August 2019 entered into between CEA Development and the Company, details of which are set out in the paragraph headed “Complementary Services Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Continuing Connected Transactions”	means the existing continuing connected transactions of the Company with the CEA Holding Entities, i.e., the transactions contemplated under the following agreements: (1) the Existing Financial Services Agreement; (2) the Existing Aircraft Finance Lease Framework Agreement; (3) the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement; (4) the Existing Catering and Aircraft On-board Supplies Support Agreement; (5) the Existing Import and Export Services Agreement; (6) the Existing Complementary Services Agreement; (7) the Existing Property Leasing Agreement; (8) the Existing Advertising Services Agreement; (9) the Existing Freight Logistics Continuing Connected Transactions Framework Agreement; and (10) the Exclusive Operation Agreement, details of which are set out in the announcements of the Company dated 30 August 2019, 28 August 2020, 29 September 2020, 23 June 2021 and 30 August 2021, and the circulars of the Company dated 30 September 2019, 29 October 2020 and 23 July 2021

“Existing Financial Services Agreement”	means the financial services agreement dated 30 August 2019 entered into between Eastern Air Finance Company and the Company, details of which are set out in the paragraph headed “Financial Services Agreement” of the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Freight Logistics Continuing Connected Transactions Framework Agreement”	means the freight logistics continuing connected transactions framework agreement dated 30 August 2019 entered into between the Company and Eastern Logistics, details of which are set out in the paragraph headed “Freight Logistics Daily Connected Transactions Framework Agreement” of the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Import and Export Services Agreement”	means the import and export services agreement dated 30 August 2019 entered into between Eastern Aviation Import & Export Company and the Company, details of which are set out in the paragraph headed “Import and Export Services Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

DEFINITIONS

“Existing Property Leasing Agreement”	means the property leasing agreement dated 30 August 2019 entered into between CEA Holding and the Company, details of which are set out in the paragraph headed “Property Leasing and Construction and Management Agency Agreement (previously known as the property leasing agreement)” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Financial Services Agreement”	means the financial services framework agreement dated 26 September 2022 entered into between the Company and Eastern Air Finance Company relating to the renewal of the Existing Financial Services Agreement, details of which are set out under the section headed “Financial Services Agreement” in this circular

“Freight Logistics Business Support Services”	has the meaning set out under the section headed “Freight Logistics Services Agreement” in this circular

“Freight Logistics Services Agreement”	means the freight logistics continuing connected transactions framework agreement dated 26 September 2022 entered into between the Company and Eastern Logistics relating to the renewal of the Existing Freight Logistics Continuing Connected Transactions Framework Agreement, details of which are set out under the section headed “Freight Logistics Services Agreement” in this circular

“Group”	means the Company and its subsidiaries

“H Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“IFRS”	means the International Financial Reporting Standards issued by the International Accounting Standards Board

“IFRS 16”	means the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, sets out the principles for the recognition, measurement, presentation and disclosure of leases

DEFINITIONS

“Import and Export Services Agreement”	means the foreign trade import and export continuing connected transactions framework agreement dated 26 September 2022 entered into between the Company and Eastern Aviation Import & Export Company relating to renewal of the Existing Import and Export Services Agreement, details of which are set out under the section headed “Import and Export Services Agreement” in this circular

“Independent Board Committee”	means the board committee, comprising the independent non- executive Directors, established to advise the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022

“Independent Financial Adviser” or “Opus Capital”	means Opus Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to: (i) advise the Board in respect of the period for the special vehicles and equipment leasing under the Aviation Complementary Services Agreement, the property lease agreements with Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, the property lease agreements with Eastern Air Catering Company under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft Finance Lease Agreements and the operating lease agreements under the Aircraft and Engines Lease Agreement pursuant to the requirements under Rule 14A.52 of the Hong Kong Listing Rules; and (ii) advise the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

DEFINITIONS

“KDlink Technology”	means 空 地 互 聯 網 路 科 技 股 份 有 限 公 司 (KDlink Technology Co., Ltd), a company incorporated in the PRC with limited liability, which is directly held as to: (i) 42.50% by 東 方 航 空 產 業 投 資 有 限 公 司 (Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding; (ii) 42.50% by 中 國 電 信 集 團 投 資 有 限 公 司 (China Telecom Group Investment Co., Ltd.) (which is directly wholly owned by 中 國 電 信 集 團 有 限 公 司 (China Telecom Group Co., Ltd.) and is ultimately wholly-owned by the State Council; and (iii) 15% by 上 海 華 瑞 金 融 科 技 有 限 公 司 (Shanghai Huarui Financial Technology Co., Ltd.) and it is directly wholly-owned by 上 海 均 瑤（集 團 ）有 限 公 司 (Shanghai Juneyao (Group) Co., Ltd.). To the best knowledge and belief of the Directors and having made all reasonable enquiries, Shanghai Huarui Financial Technology Co., Ltd. and its ultimate beneficial owner(s) are the third parties independent of the Company and the connected person(s) of the Company, and is thus an associate of CEA Holding

“Latest Practicable Date”	means 20 October 2022, being the latest practicable date for ascertaining certain information included herein before the printing of this circular

“Lessor(s)”	means wholly-owned subsidiaries of CES Leasing to be incorporated by CES Leasing in the Pilot Free Trade Zone or the Bonded Zone of the PRC for the purpose of the Proposed Finance Lease contemplated under the Aircraft and Engines Lease Agreement

“Passenger Aircraft Bellyhold Space Cargo Business”	means the passenger aircraft Bellyhold Space cargo business of the Company and all its principal operating subsidiaries

“Passenger Aircraft Cargo Business”	means the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (under the conventional and unconventional circumstances), including but not limited to sales, pricing and settlement of aircraft cargo space; the provision of cargo services in Bellyhold Space under conventional circumstances and the provision of cargo services by passenger aircraft such as temporary Passenger-to-Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances

“Passenger-to-Cargo Conversion”	means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft

DEFINITIONS

“PBOC”	means the People’s Bank of China

“PRC”	means the People’s Republic of China, which for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan, China

“Previous Aircraft and Aircraft Engines Leasing Transactions”	means the transactions under the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement

“Property Leasing Agreement”	means the property leasing framework agreement dated 26 September 2022 entered into between the Company and CEA Holding relating to the lease of certain properties to CEA Holding by the Company, details of which are set out under the section headed “Property Leasing and Construction and Management Agency Agreement and Property Leasing Agreement” in this circular

“Property Leasing and Construction and Management Agency Agreement”	means the property leasing and construction and management agency framework agreement dated 26 September 2022 entered into among the Company, CEA Holding and Eastern Investment relating to the renewal of the Existing Property Leasing Agreement, details of which are set out under the section headed “Property Leasing and Construction and Management Agency Agreement and Property Leasing Agreement” in this circular

“Proposed Finance Lease”	means the finance lease of the leased aircraft pursuant to the Aircraft and Engines Lease Agreement

“Proposed Revised Annual Cap”	means the proposed annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022, which is RMB9 billion

“Renewed Continuing Connected Transactions”	means (i) the transactions contemplated under the following agreements as well as the annual caps for the three years ending 31 December 2025: (1) the Financial Services Agreement; (2) the Aircraft and Engines Lease Agreement; (3) the Catering and Aircraft On-board Supplies Support Agreement; (4) the Import and Export Services Agreement; (5) the Aviation Complementary Services Agreement; (6) the Property Leasing and Construction and Management Agency Agreement; (7) the Advertising Services Agreement; and (8) the Freight Logistics Services Agreement; and (ii) the annual caps for the Exclusive Operation Agreement for the three years ending 31 December 2025

DEFINITIONS

“Renewed Non-exempt Continuing Connected Transactions”	means the renewed non-exempt continuing connected transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules, which comprise: (a) the transactions as well as the relevant proposed annual caps for the three years ending 31 December 2025 relating to, the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of the catering related services and aircraft on- board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement; and (b) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“Rules for Meetings of the Board”	means the rules for meetings of the board of directors of the Company

“Rules for Meetings of the Supervisory Committee”	means the rules for meetings of the supervisory committee of the Company

“Rules for Procedures for General Meetings”	means the rules for procedures for general meetings of the Company

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai Listing Rules”	means 上 海 證 券 交 易 所 股 票 上 市 規 則 (the Rules Governing Listing of Stocks on the Shanghai Stock Exchange)

“Shareholders”	means the shareholders of the Company

“Three Major Airlines”	means the three major state-owned airlines, namely the Company, Air China Corporation Limited and China Southern Airlines Co., Ltd.

“USD”	means United States dollar, the lawful currency of the United States of America

“VAT”	means value added tax

“%”	means per cent

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

Directors:	Legal address:
Li Yangmin (Vice Chairman, President)	66 Airport Street
Tang Bing (Director)	Pudong International Airport
Lin Wanli (Director)	Shanghai
PRC
Cai Hongping (Independent non-executive Director)
Dong Xuebo (Independent non-executive Director)	Head office:
Sun Zheng (Independent non-executive Director)	5/F, Block A2
Lu Xiongwen (Independent non-executive Director)	Northern District, CEA Building
36 Hongxiang 3rd Road
Jiang Jiang (Employee Representative Director)	Minhang District
Shanghai
PRC

Principal place of business in Hong Kong:
Room D, 19/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wan Chai
Hong Kong

26 October 2022

To the shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS AND

MAJOR TRANSACTIONS AND

ADJUSTMENT TO THE 2022 ANNUAL CAP FOR

THE CONTINUING CONNECTED TRANSACTIONS UNDER

THE EXCLUSIVE OPERATION AGREEMENT AND

PROPOSED AMENDMENTS TO

(1) THE ARTICLES OF ASSOCIATION;

(2) THE RULES FOR PROCEDURES FOR GENERAL MEETINGS;

(3) THE RULES FOR MEETINGS OF THE BOARD OF DIRECTORS; AND

(4) THE RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

LETTER FROM THE BOARD

I. INTRODUCTION

Reference is made to (1) the announcement of the Company dated 26 September 2022 in relation to: (i) the Renewed Non-exempt Continuing Connected Transactions, (ii) the Renewed Continuing Connected Transactions and (iii) the entering into of the Aviation Airborne Communication Agreement and Property Leasing Agreement; (2) the announcement of the Company dated 12 October 2022 in relation to the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022; and (3) the announcement of the Company dated 30 August 2022 in relation to the proposed amendments to the Articles of Association, the Rules for Procedures for General Meetings, the Rules for Meetings of the Board and the Rules for Meetings of the Supervisory Committee.

The purpose of this circular is to provide you with amongst others,

(1)	further details of the Renewed Non-exempt Continuing Connected Transactions;

(2)	further details of the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022;

(3)

a letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022;

(4)

a letter from the Independent Financial Adviser setting out its advice and recommendation to the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022;

(5)

further information relating to the Renewed Continuing Connected Transactions, the Aviation Airborne Communication Agreement and the Property Leasing Agreement which are required to be approved by the Independent Shareholders at the EGM pursuant to the Shanghai Listing Rules;

(6)	further details of the proposed amendments to the Articles of Association;

(7)	further details of the proposed amendments to the Rules for Procedures for General Meetings; (8) further details of the proposed amendments to the Rules for Meetings of the Board; and

(9)	further details of the proposed amendments to the Rules for Meetings of the Supervisory Committee.

LETTER FROM THE BOARD

II.	CONTINUING CONNECTED TRANSACTIONS AND MAJOR TRANSACTIONS AND ADJUSTMENT TO THE 2022 ANNUAL CAP FOR THE CONTINUING CONNECTED TRANSACTIONS UNDER THE EXCLUSIVE OPERATION AGREEMENT

A.	Background

Reference is made to the announcements of the Company dated 26 September 2022 and dated 12 October 2022 in relation to the continuing connected transactions, major transactions and the adjustment to the annual cap for the continuing connected transactions under the Exclusive Operation Agreement.

On 26 September 2022, the Company renewed the following agreements and proposed to set the relevant annual caps for the three years ending 31 December 2025: (1) the Financial Services Agreement; (2) the Aircraft and Engines Lease Agreement; (3) the Catering and Aircraft On-board Supplies Support Agreement; (4) the Import and Export Services Agreement; (5) the Aviation Complementary Services Agreement; (6) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (7) the Advertising Services Agreement; (8) the Freight Logistics Services Agreement; and (9) the Aviation Airborne Communication Agreement; and the Company proposed to set the annual caps for the Exclusive Operation Agreement for the three years ending 31 December 2025.

On 12 October 2022, the 20th ordinary meeting of the ninth session of the Board considered and approved the resolution regarding the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022, and agreed that the annual cap will be adjusted from RMB8 billion to RMB9 billion.

Details of the background of the above-mentioned continuing connected transactions and the adjustment to the annual cap of the Exclusive Operation Agreement are set out as follows:

(i)

since the agreements for the Existing Continuing Connected Transactions (except the Exclusive Operation Agreement and the Existing Catering and Aircraft On-board Supplies Support Agreement) will expire on 31 December 2022, the Company entered into the respective agreements relating to the Existing Continuing Connected Transactions in order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Entities;

(ii)

the Exclusive Operation Agreement with a term from 1 January 2020 to 31 December 2032 and the transactions contemplated thereunder as well as the annual caps for the three years ending 31 December 2022 were approved at the extraordinary general meeting of the Company convened on 18 November 2020. Since the existing annual caps will expire on 31 December 2022, the Company proposed to set the annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025;

LETTER FROM THE BOARD

(iii)

the Existing Catering and Aircraft On-board Supplies Support Agreement with a term from 1 January 2021 to 31 December 2023 and the transactions contemplated thereunder as well as the annual caps for the three years ending 31 December 2023 were approved at the extraordinary general meeting of the Company convened on 18 November 2020. As the Company intends to adjust the annual caps for the transactions contemplated under the Existing Catering and Aircraft On-board Supplies Support Agreement for the year ending 31 December 2023, the Company proposes to re-enter into the Catering and Aircraft On-board Supplies Support Agreement and set the annual caps for the transactions contemplated thereunder for the three years ending 31 December 2025;

(iv)

on 26 September 2022, the Company and CEA Holding entered into the Property Leasing Agreement, pursuant to which the Company will lease to CEA Holding certain properties such as land and buildings in Shanghai Minhang District. On the same day, the Company and KDlink Technology entered into the Aviation Airborne Communication Agreement, pursuant to which the Company and KDlink Technology commit their unique or superior resources in their respective areas of operation to jointly develop, test, deploy, promote and maintain the aviation airborne communications business; and

(v)

on 12 October 2022, the 20th ordinary meeting of the ninth session of the Board considered and approved the resolution regarding the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022, and agreed that the annual cap for the year ending 31 December 2022 will be adjusted from RMB8 billion to RMB9 billion.

Pursuant to the relevant provisions of the Hong Kong Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules comprise (i) the transactions as well as the relevant proposed annual caps for the three years ending 31 December 2025 relating to the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025. In particular, the provision of deposit services under the Financial Services Agreement and the Aircraft and Engines Lease Agreement are also subject to the requirements applicable to a major transaction under Chapter 14 of the Hong Kong Listing Rules. The adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to (i) the provision of comprehensive credit line services and other financial services under the Financial Services Agreement; (ii) the Import and Export Services Agreement; (iii) the Aviation Complementary Services Agreement; (iv) for the transaction of the expenditure items in respect of property leasing services with the Company as the lessee and the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor and the provision of aircraft on-board supplies); (v) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (vi) the Advertising Services Agreement; (vii) the Freight Logistics Services Agreement; and (viii) the Aviation Airborne Communication Agreement.

LETTER FROM THE BOARD

The approval of each transaction under the 2023–2025 Continuing Connected Transactions is not inter-conditional with each other. The approval of (a) the 2023–2025 Continuing Connected Transactions and (b) the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 is not inter-conditional with each other. The approval of (a) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025 and (b) the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 is not inter-conditional with each other.

B.	The 2023–2025 Continuing Connected Transactions and the Proposed Annual Caps and the

Proposed Revised Annual Cap

1.	Financial Services Agreement

Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the PBOC and the China Banking and Insurance Regulatory Commission. Eastern Air Finance Company is principally engaged in providing financial services to the group companies of CEA Holding.

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Financial Services Agreement.

On 26 September 2022, the Company entered into the Financial Services Agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company, pursuant to which the Eastern Air Finance Entities agreed from time to time to provide the Group with a range of financial services including: (i) deposit services; (ii) comprehensive credit line services; and (iii) other financial services.

Term

The Financial Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Financial Services Agreement will be terminated.

Pricing

Under the Financial Services Agreement:

(a)

provision of deposit services: the Company will deposit a portion of temporarily idle working capital and a portion of funds generated in operation into the account opened in Eastern Air Finance Company under the principles of voluntary deposit and free withdrawal. A separate account, which shall not be the account opened in Eastern Air Finance Company, shall be opened for depositing the proceeds raised by the Company through non-public issuance of A Shares or issue of corporate bond on the Shanghai Stock Exchange as required by the China Securities Regulatory Commission. The deposit interest rate shall be in line with the requirements by the PBOC with regard to that of similar deposits (which are published on the website of the PBOC) and be determined by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The deposit interest rate offered by Eastern Air Finance Company to the Company shall not be lower than that available to the Company from major domestic commercial banks for deposits of same grade in same period.

LETTER FROM THE BOARD

(b)

provision of comprehensive credit line services: Eastern Air Finance Company shall give priority in satisfying the Company’s need for comprehensive credit line service according to its own financial capacity. The Company and Eastern Air Finance Company shall enter into specific agreements for the provision of comprehensive credit line services in accordance with the actual situation. The aforementioned comprehensive credit line service includes loans and other credit-type services. Where the Company applies for loan from Eastern Air Finance Company, a loan agreement shall be signed between the parties, setting out the amount, usage and term of loan. The interest rate for the loan shall be determined based on the Loan Prime Rate (LPR) which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from other domestic financial institutes for the same amount of loan for the same period.

(c)

provision of other financial services: according to the Company’s need during its normal operation, Eastern Air Finance Company may accept the Company’s engagement, to provide the Company with services on entrusted loan, international economic guarantee and credit assurance, financial bonds issuance and other financial services within the business scope of Eastern Air Finance Company. Except for the provision of deposit and loan services, Eastern Air Finance Company will charge service fees for other financial services, in compliance with the regulations on charging standards, which are publicly available information, formulated by the PBOC or China Banking and Insurance Regulatory Commission, in addition to the above-mentioned requirements, the amount of service fees charged by Eastern Air Finance Company to the Company for its provision of financial services shall not exceed the charging standard for the same services provided by major domestic commercial banks.

With regard to the deposit services, the Eastern Air Finance Entities will inform the Company’s finance department the relevant rates set by the PBOC for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entities, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by the Eastern Air Finance Entities and other third-party banks or financial institutions in making its choice of service provider. With regard to the deposit services and comprehensive credit line services, the Company’s finance department will check the relevant rates set by the PBOC or the relevant LPR for similar services and compare with the rates provided by at least two other independent third-party commercial banks or financial institutions when deposit services and comprehensive credit line services are needed by the Group.

LETTER FROM THE BOARD

To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entities, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the daily balance of the Group’s deposits in the Eastern Air Finance Entities and the daily balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a staff who is specifically responsible to monitor the relevant rates set by the PBOC for similar deposits services and the policy promulgated by the PBOC, and the relevant LPR for similar comprehensive credit line services to ensure that each transaction under the Financial Services Agreement is conducted in accordance with the pricing policy above.

In respect of other financial services, the Company’s finance department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by independent third-party commercial banks or broker companies in the PRC and compare with the fees and charges provided by the Eastern Air Finance Entities in accordance with the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entities to ensure the service fees and charges will be no less favourable to the Company than terms available from other commercial banks and broker companies. Moving forward, the Company expects to obtain at least two or more offers before deciding to choose the Eastern Air Finance Entities or other commercial bank or financial institution as service provider.

Reasons for and benefits of the transactions

Through the long-term cooperation between the Company and Eastern Air Finance Entities in respect of deposit services, comprehensive credit line services and other financial services, the transactions under the Financial Services Agreement will satisfy the operational needs of the Company and ensure effective development of the Company’s business. The benefits of the transactions under the Financial Services Agreement are set out as follows:

(i)

the Company will receive interest on its money deposited with the respective Eastern Air Finance Entities at rates which are not less than the relevant rates set by the major domestic commercial banks, resulting in an increase in the Company’s capital gain;

(ii)

the Company will be able to obtain the comprehensive credit from the respective Eastern Air Finance Entities with priority at interest rates of loans not higher than the relevant rates set by the major domestic commercial banks, allowing the Company to be able to obtain funds promptly and cost-effectively, and its financial expenses will be reduced;

(iii)

Eastern Air Finance Company, which provides the services of fund clearing platform to the Company, is familiar with the capital needs of the aviation industry and the Company, it can help the Company strengthen the centralized management of funds and increase the utilisation of funds to better meet the Company’s operating capital needs; and

LETTER FROM THE BOARD

(iv)

the Company directly holds 25% of the shares of Eastern Air Finance Company, and CEA Holding holds in aggregate 75% of the shares of Eastern Air Finance Company. Eastern Air Finance Company undertakes higher initiatives to protect the interests of the Company than external entities.

Further, the Company may withdraw the whole or part of its deposits placed with Eastern Air Finance Company at any time to ascertain the safety and liquidity of such deposits. The ownership of such deposits remains with the Group and does not pass to the Eastern Air Finance Entities. In addition, the rules and regulations promulgated by China Banking and Insurance Regulatory Commission to regulate the activities of non- bank finance companies, including Eastern Air Finance Company, and the internal policies of the Company further monitor and safeguard the Group’s deposits in the Eastern Air Finance Entities. The Company is not restricted under the Financial Services Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality is competitive. Having such flexibility afforded under the Financial Services Agreement, the Group is able to better manage its current capital and cash flow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party financial institutions.

Accordingly,

(a)

with regard to the transactions relating to the provision of deposit services under the Financial Services Agreement, the Directors (including the independent non-executive Directors whose opinion has been provided after consideration of the advice from the Independent Financial Adviser) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole. As such transactions will be subject to the Independent Shareholders’ approval at the EGM, the independent non-executive Directors has established the Independent Board Committee to advise the Independent Shareholders in respect of such transactions in accordance with the Hong Kong Listing Rules; and

(b)

with regard to the transactions relating to the provision of comprehensive credit line services and other financial services under the Financial Services Agreement, the Directors (including the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

Historical amounts

The historical maximum daily outstanding balance of the deposit services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022 is approximately RMB7,250 million, RMB12,269 million and RMB13,979 million, respectively.

The historical maximum daily outstanding balance of the loan and financing services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022 is RMB4,000 million, RMB6,000 million and RMB6,000 million, respectively.

It is reasonable for the Company to deposit idle cash to Eastern Air Finance Company in consideration for fund security and convenience of fund allocation, which is also in the interest of the Shareholders. With thousands of suppliers of the Company scattering around the world, the Company would engage depository financial institutions that are capable of offering convenience, timeliness and safety when meeting the global demand of cash flow. In addition, the Company directly holds 25% of shares of Eastern Air Finance Company, while the remaining 75% is held by CEA Holding. Eastern Air Finance Company could more proactively safeguard the interests of the Company. Therefore, such arrangement is in the interest of the Company and its shareholders as a whole.

In respect of the provision of other financial services under the Existing Financial Services Agreement, the fees and charges paid for such transactions for each of the two years ended 31 December 2020 and 2021 are minimal. Accordingly, pursuant to Rule 14A.76 of the Hong Kong Listing Rules, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

Proposed annual caps

The proposed annual caps for the provision of deposit services under the Financial Services Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)

the Company estimates that the annual caps for deposit services in the next three years will be slightly higher than the annual caps for deposit services in the past three years, with the main considerations that, due to the uncertain impact of the pandemic on the Company in the long run, the Company may be able to receive funding support from other connected parties and raise funds by issuing super short-term bonds, medium-term notes, foreign currency debt and other financing tools. The short-term deposit of proceeds raised into Eastern Air Finance Company may lead to a temporary increase in the amount of deposit;

LETTER FROM THE BOARD

(ii)	with the further expansion of the Company’s business scale, the demand for deposits will increase; and

(iii)	the historical figures of the maximum daily outstanding balance of deposits in the past two years were close to the corresponding annual caps.

Having considered the historical transaction amounts and taking into account the factors mentioned above, the proposed annual caps for the provision of deposit services under the Financial Services Agreement are set out as below:

		(Unit: RMB million)

	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The maximum daily outstanding balance of deposits contemplated under the Financial Services Agreement	15,000	16,000	17,000

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected financial arrangements with the Eastern Air Finance Entities in the future.

Financial Impact of the transaction

The Company expects increase in earnings due to interest income from the funds deposited by Eastern Air Finance Company. The provision of deposit services under the Financial Services Agreement will not affect the assets or liabilities of the Company.

Hong Kong Listing Rules implications

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Entities (including Eastern Air Finance Company) is therefore a connected person of the Company under the Hong Kong Listing Rules.

In respect of the provision of deposit services under the Financial Services Agreement, the highest applicable percentage ratio for the purpose of Chapter 14A of the Hong Kong Listing Rules exceeds 25% on an annual basis in the on-going performance of the agreement. Such transactions together with the annual caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules. Furthermore, as the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of such transactions exceeds 25% but is less than 75%, they also constitute major transactions and are accordingly subject to reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

In respect of the provision of comprehensive credit line services under the Financial Services Agreement, the interest rate for the loan shall be determined based on the Loan Prime Rate (LPR) which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from major domestic commercial banks for the same amount of loan for the same period. The transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement, annual review and Independent Shareholders’ approval requirements, by virtue of Rule 14A.90 of the Hong Kong Listing Rules.

However, with respect to the provision of comprehensive credit line services, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, such transactions will be subject to the Independent Shareholders’ approval at the EGM.

In respect of the provision of other financial services under the Financial Services Agreement, the relevant services provided by the Eastern Air Finance Entities for each of the two years ended 31 December 2020 and 2021 are minimal and any future transactions that may take place between the Group and the Eastern Air Finance Entities in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.76 of the Hong Kong Listing Rules, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements. Should the actual transaction amount exceed the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Hong Kong Listing Rules.

However, with respect to the provision of other financial services, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, such transactions will be subject to the Independent Shareholders’ approval at the EGM.

2.	Aircraft and Engines Lease Agreement

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee for lease transactions, and engaged in commercial factoring related to principal businesses etc.

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement.

LETTER FROM THE BOARD

On 26 September 2022, the Company entered into the Aircraft and Engines Lease Agreement with CES Leasing to jointly renew the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement on substantially the same terms of the respective agreements, with reference to the transaction practices of the Previous Aircraft and Aircraft Engines Leasing Transactions between the parties over a number of years. According to the Aircraft and Engines Lease Agreement, if, as evaluated on requests for proposals, the finance lease or the operating lease plans proposed by CES Leasing should have competitive advantages over other service providers (including but not limited to, the comprehensive costs of the proposal(s) regarding the finance leasing services offered by CES Leasing shall not be higher than those offered by at least three independent third parties), the Company agrees to select CES Leasing for relevant transactions.

The major terms of the aircraft and/or aircraft engine finance lease and operating lease under the Aircraft and Engines Lease Agreement are set out below, respectively:

The major terms of the aircraft finance lease

Lessor(s):	wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Lease

Lessee:	the Company and its subsidiaries

Financier:	Lessor(s) or the Designated Financial Institutions (being independent third parties)

Aircraft under the Proposed Finance Lease:	The leased aircraft comprises part of the aircraft in the Company’s aircraft introduction plan for the years 2023 to 2025 which will be disclosed annually and subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements in batches with Boeing Company, Airbus S.A.S. and COMAC in relation to the leased aircraft, which agreements have been or will be negotiated and agreed independently and separately, and has obtained or will obtain approvals from the Board and the Shareholders and has complied or will comply with the disclosure requirements in accordance with relevant laws and regulations.

LETTER FROM THE BOARD

In the event that the Company introduces any of the leased aircraft before the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM, the Company shall pay to the Aircraft Manufacturer(s) the relevant purchase price of the Existing Aircraft according to the respective financing arrangement(s). After the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM, the Company will enter into the relevant aircraft purchase agreements in relation to each of the Existing Aircraft with the Lessor(s) to transfer the ownership of the Existing Aircraft to the Lessor(s) in accordance with the relevant lease amount (which shall not be more than 100% of the purchase price of the relevant Existing Aircraft).

Aggregate principal amount of the finance leases:	not more than 100% of the consideration for the purchase of the leased aircraft

Rental fee/Interest rate:	The rental fee is the repayment of the principal amount for the leased aircraft and the interest under the Proposed Finance Lease.

The finance leasing proposal(s) provided by CES Leasing in relation to the finance leasing services should have competitive advantages over other service providers (including but not limited to, the comprehensive costs (including arrangement fees (if any)) of the proposal(s) regarding the finance leasing services offered by CES Leasing shall not be higher than those offered by at least three other independent third parties). If such approach is not applicable, the rental fee and other terms shall be determined by both parties after arm’s length negotiation and the comprehensive costs (including arrangement fees (if any)) of such proposal shall not be higher than the comprehensive costs (including arrangement fees (if any)) of the same finance leasing structure for the same category of equipment during the same period.

LETTER FROM THE BOARD

Bank Loans:	Under the Proposed Finance Lease, if the Designated Financial Institutions provides Bank Loans to the Lessor(s), the principal amount of which will be not more than the principal amount of each individual Aircraft Finance Lease Agreement.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) will be transferred to the Lessor(s). If the Designated Financial Institutions provides the Bank Loans, the leased aircraft will be mortgaged to the Designated Financial Institutions as security for the Bank Loans according to the loan agreements to be entered into between the Lessor(s) and the Designated Financial Institutions in due course.

Arrangement fee:	The respective arrangement fee for each of the leased aircraft shall be paid by the Company to the Lessor or CES Leasing pursuant to the terms of the specific leasing agreement (if any).

Buy-back:	Upon the expiry of the lease term of each of the leased aircraft, the Company is entitled to purchase each relevant aircraft back from the Lessor(s) at a nominal purchase price of RMB/USD (depending on the financing currency) 100 per aircraft.

Implementation agreements:	To implement the Proposed Finance Lease, separate written agreements will be entered into between the Company, CES Leasing, the Lessor(s) and the Designated Financial Institutions etc. (as appropriate), including but not limited to:

(i) the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Existing Aircraft or the Additional Aircraft;

(ii) the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or the Designated Financial Institutions etc. in respect of each of the Additional Aircraft; and

(iii) the Aircraft Finance Lease Agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the leased aircraft.

LETTER FROM THE BOARD

Payment terms:	The financing amount is agreed by the parties. In respect of the Existing Aircraft, the financing amount will be paid directly to the Company. In respect of the Additional Aircraft, the financing amount will be paid directly to manufacturers of the Additional Aircraft by the financier on the Delivery Date of the Additional Aircraft. The actual financing amount of each aircraft will be adjusted and determined based on the actual delivery price of the aircraft.

The rental fee, of which the principal portion is measured according to the equal-principal, average-capital-plus interests standard or other principles agreed by the parties, is payable quarterly or semi-annually in arrears, commencing from the Delivery Date. Lessor(s) will issue VAT special invoices to the lessee according to the relevant national laws and regulations.

The rental fee and other expenses will be paid by the Company to the designed bank account of Lessor(s) on the respective rent payment dates and the payment date of other expenses (if it is different from the rent payment date) under the lease agreements.

The major terms of the aircraft and aircraft engine operating lease

Parties:	(1) CES Leasing and the wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Lease; and

(2) the Company

Subjects to be leased:	aircraft and aircraft engines

Term of lease:	Upon successful bidding of the tender of the aircraft and/ or aircraft engines during the period between 1 January 2023 and 31 December 2025 by CES Leasing Entities, the term of each of the lease agreements (the “Operating Lease Agreements”) shall be not more than 180 months for each leasing of the aircraft and aircraft engines by CES Leasing Entities (as the lessor(s)) to the Group (as the lessee(s)).

LETTER FROM THE BOARD

Rental fee and other lease- related payments:	The operating leasing proposal(s) provided by CES Leasing in relation to the operating leasing services should have competitive advantages over other service providers (including but not limited to, the comprehensive costs of the proposal(s) regarding the operating leasing services offered by CES Leasing shall not be higher than those offered by at least three other independent third parties). If such approach is not applicable, the rental fee and other terms shall be determined by both parties after arm’s length negotiation and the comprehensive costs of such proposal shall not be higher than the comprehensive costs of the same finance leasing structure for the same category of equipment during the same period.

The annual rental payable under the operating leases with CES Leasing (i.e., the sum of existing rentals for the aircraft introduced in previous years and new rentals for the aircraft and aircraft engines introduced during the year) shall not exceed 30% of the total annual rental payable under the operating leases with CES Leasing and independent third parties. The monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price. The rental is payable by the Group quarterly or monthly in arrears.

Term

The Aircraft and Engines Lease Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement will be terminated. Individual operating lease agreements in relation to the operating lease of the leased aircraft and/or aircraft engines entered into by the Company pursuant to the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and individual finance lease agreements in relation to the finance lease of the leased aircraft entered into by the Company pursuant to the Existing Aircraft Finance Lease Framework Agreement will remain effective after the termination of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement. As the lease periods of such aircraft and/or aircraft engines exceed three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company had engaged an independent financial adviser to explain why a period exceeding three years for such agreements is required and the independent financial adviser had confirmed that it is in the normal business practice for contracts of these types to be of such duration. For details of the independent financial adviser’s opinions, please refer to the circular of the Company dated 30 September 2019.

LETTER FROM THE BOARD

Historical amounts

The historical figures for the annual caps in respect of the aircraft finance lease and aircraft and aircraft engine operating lease services for each of the two years ended 31

December 2020, 2021 and six months ended 30 June 2022 are set out below:

			(Unit: RMB million (Unless specified otherwise))
			For the year ended 31 December						Actual
									Amount
	2020			2021			2022		for the six
	Existing			Existing			Existing		months
Transaction	Annual		Actual	Annual		Actual	Annual		ended 30
item(s)	Caps		Amount	Caps		Amount	Caps		June 2022
Finance Lease
Total rental fee (including principal and interest) and arrangement fee	USD3,486 million (or the equivalent amount in RMB	)	5,532	USD5,231 million (or the equivalent amount in RMB	)	11,339	USD5,286 million (or the equivalent amount in RMB	)	1,188
Total value of right-of-use assets	13,802		4,911	20,712		11,061	20,928		1,139
Operating Lease
Annual rental	581		392	963		385	1,355		193
Total rental	2,450		—	4,586		—	4,705		—
Total value of right-of-use assets	2,187		—	4,016		—	3,548		—

Proposed annual caps

The total fees payable by the Company under the Aircraft and Engines Lease Agreement mainly includes the total principal, interest and arrangement fee (if any) of the aircraft under finance leases for the entire lease period and the total rent of the aircraft under operating leases for the entire lease period in the next three years.

Combining the new aircraft orders signed by the Company, the number of new aircraft that may be introduced in the future and the number of old aircraft planned for operating leases, the Company has made planned arrangements for financing leases and operating leases of aircraft from 2023 to 2025. Due to the impact of the pandemic, the actual transaction amounts in relation to the finance and operating leases entered into by the Company as lessee were lower than the Company’s expectations in the past three years. Considering the future recovery of the aviation market after the pandemic and the speed of aircraft delivery and acceptance, the Company expects that the number of aircraft leasing services provided by CES Leasing will be lower in 2023 and will increase significantly in 2024 and 2025, showing a trend of “slow in the front and then fast in the back”. In addition, on the basis of the above, the Company has included a reasonable buffer to cater for the Group’s business needs from time to time as the actual number of aircraft leasing transactions may vary and to accommodate possible fluctuation in foreign exchange rates and estimated the total fees payable by the Company under the Aircraft and Engines Lease Agreement for the three years ending 31 December 2025 are USD1,500 million (or the equivalent amount in RMB), USD3,200 million (or the equivalent amount in RMB) and USD4,600 million (or the equivalent amount in RMB), respectively.

LETTER FROM THE BOARD

Pursuant to IFRS 16, the Proposed Finance Lease and the aircraft and aircraft engines operating lease by the Company as lessee under the Aircraft and Engines Lease Agreement will be recognised as right-of-use assets. The proposed annual caps are set on the total value of right-of-use assets relating to the Proposed Finance Lease and the aircraft and aircraft engines operating lease, which are calculated during the future years by discounting the estimated total rental for newly added aircraft in each year by a discount rate of 3% (as determined with reference to the Company’s incremental borrowing rate and ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

Having considered the historical transaction amounts and the Company’s aircraft introduction plan for the years 2023 to 2025, the proposed annual caps under the Aircraft and Engines Lease Agreement are set out as below:

			(Unit: USD million)
	Proposed Annual Caps
	For the year ending 31 December
	2023		2024		2025
Item(s)
Total value of right-of-use assets in relation to the finance and operating leases entered into by the Company as lessee	1,250 (or the equivalent amount in RMB	)	2,600 (or the equivalent amount in RMB	)	3,650 (or the equivalent amount in RMB	)

Financial impact of the transaction

The Proposed Finance Lease and the aircraft and aircraft engines operating lease by the Company as lessee under the Aircraft and Engines Lease Agreement will be recorded as right-of-use assets of the Company pursuant to IFRS 16, and the principal amount and interest of such leases will be recorded as lease liabilities of the Company.

The arrangement fee for the finance lease will be included in the initial measurement of the right-of-use assets under IFRS 16, and will be recorded into cost by the way of depreciation over the lease term. The interest for the finance lease will not be included in the initial measurement of the right-of-use assets under IFRS 16, and will be recognised as interest expenses over the lease term.

The consideration for the purchase of aircraft may be funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company. Using a finance lease structure under the Proposed Finance Lease may result in an increase in the Company’s debt-to-equity ratio, but as the rental fee under the Proposed Finance Lease is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the leased aircraft and concluding on the date of the last payment for such leased aircraft, it is not expected to have a substantial impact on the Company’s cash flow position or its business operations. The Proposed Finance Lease is not expected to result in a material impact on the earnings and net assets of the Group.

LETTER FROM THE BOARD

Reasons for and benefits of the transactions

The Company has long been cooperating well with CES Leasing in aircraft finance leasing and operating leasing businesses. This continuing connected transaction satisfies the Company’s needs in operation. The details of the benefits are as follows:

(i)

the Company introduced 22 and 11 aircraft in 2020 and 2021, respectively, by adopting the finance lease arrangement provided by CES Leasing. The Company saved financing costs of approximately USD22 million and USD46 million respectively under such finance lease arrangement compared to adopting secured loans arrangements with equivalent interest rates;

(ii)

based on the Company’s aircraft introduction plan for the years 2023 to 2025 (including but not limited to certain aircraft scheduled for delivery in 2024 and 2025 under the aircraft purchase agreement as disclosed in the circular of the Company dated 25 August 2022 which is expected to use the finance lease arrangement provided by CES Leasing), over the next three years, the Company is expected to save up to USD34.13 million, USD73.64 million and USD105.51 million, respectively, in financing costs by using the finance lease arrangement provided by CES Leasing compared to mortgage loans with the same interest rate;

(iii)

as CES Leasing will issue the VAT special invoices to the Company which enables the Company to deduct VAT, this in turn is conducive to further reducing the Company’s comprehensive financing costs for the introduction of aircraft;

(iv)

CES Leasing is qualified to carry out aircraft leasing business and has relatively strong capital strength and stable operation. The continuing connected transaction in relation to aircraft leasing is beneficial for optimizing the management of the Group’s corporate assets and aircraft as well as reducing its capital pressure; and

(v)

if, through requests for proposals or other bidding processes, the aircraft leasing proposal and the arrangement fee quotation for aircraft leasing provided by CES Leasing has competitive advantages over the aircraft leasing proposal and the arrangement fee quotation for aircraft leasing provided by other parties, the maximum amount of the aircraft leasing transactions between the Company and CES Leasing from 2023 to 2025 shall not exceed half of the aggregate amount of the Additional Aircraft in each year (excluding aircraft/engines for which purchase and sale agreements were signed in prior years but the delivery was delayed). Such self-imposed transaction limit is determined with reference to the transaction practices of the Previous Aircraft and Aircraft Engines Leasing Transactions between the parties over a number of years and with the aim to obtain more competitive aircraft and engine leasing services in the market and avoid becoming overly reliant on CES Leasing.

LETTER FROM THE BOARD

Due to the actual execution of this continuing connected transaction relies on financing proposals of CES Leasing, and whether the aircraft leasing proposal and the arrangement fee quotation for aircraft leasing provided by CES Leasing are more competitive than the aircraft leasing proposal and the arrangement fee quotation aircraft leasing provided by other parties, so that specific aircraft leasing transactions could be entered, the actual amounts of the continuing connected transaction may be significantly lower than expected amounts.

The Directors (including the independent non-executive Directors whose opinion has been provided after consideration of the advice from the Independent Financial Adviser) believe that the transactions contemplated under the Aircraft and Engines Lease Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Hong Kong Listing Rules implications

CES Leasing is a wholly-owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the transactions contemplated thereunder the Aircraft and Engines Lease Agreement constitutes connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Aircraft and Engines Lease Agreement exceeds 25% but is less than 100% on an annual basis, the Aircraft and Engines Lease Agreement will constitute a continuing connected transaction and major transaction of the Company under the Hong Kong Listing Rules. Therefore, the Aircraft and Engines Lease Agreement is subject to: (a) the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules; and (b) the requirements applicable to a major transaction under Chapter 14 of the Hong Kong Listing Rules.

The finance lease’s lease period of the aircraft under the Aircraft and Engines Lease Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, as the finance lease’s lease period of the aircraft may exceed three years but would not be more than 15 years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Aircraft and Engines Lease Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this circular for further details.

LETTER FROM THE BOARD

Furthermore, the operating lease’s lease period of the aircraft and aircraft engines under the Aircraft and Engines Lease Agreement will be agreed upon entering into the Operating Lease Agreements. Based on previous similar transactions, as the operating lease’s lease period of the aircraft and aircraft engines may exceed three years but would not be more than 15 years pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Aircraft and Engines Lease Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this circular for further details.

As the lease periods of the finance lease and the operating lease of the aircraft and aircraft engines under the Aircraft and Engines Lease Agreement may exceed three years, before the expiry of the term of the Aircraft and Engines Lease Agreement, the Company will re-assess the terms and conditions of the Aircraft and Engines Lease Agreement and re-comply with the relevant requirements (including setting annual caps, issuing announcements and/or obtaining Shareholders’ approval) governing connected transactions under the Hong Kong Listing Rules and Shanghai Listing Rules.

3.	Catering and Aircraft On-board Supplies Support Agreement

Eastern Air Catering Company is a holding company, and its subsidiaries are mainly engaged in the business of providing catering and related services for airline companies, and have established subsidiaries at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing.

Please refer to the Company’s announcement dated 28 August 2020 and the Company’s circular dated 30 October 2020 for the background and history of the Existing Catering and Aircraft On-board Supplies Support Agreement.

On 28 August 2020, the Company and Eastern Air Catering Company entered into the Catering and Aircraft On-board Supplies Support Agreement and the transactions contemplated thereunder as well as the annual caps for the period from 1 January 2021 to 31 December 2023 were approved at the extraordinary general meeting of the Company convened on 18 November 2020.

On 26 September 2022, the Company entered into the Catering and Aircraft On-board Supplies Support Agreement relating to the early renewal of the Existing Catering and Aircraft On-board Supplies Support Agreement with Eastern Air Catering Company and determined the proposed annual caps for the three years ending 31 December 2025.

LETTER FROM THE BOARD

The principal terms of the Catering and Aircraft On-board Supplies Support Agreement are set out as follows:

Term:	the Catering and Aircraft On-board Supplies Support Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Catering and Aircraft On-board Supplies Support Agreement will be terminated.

Service scope:	Eastern Air Catering Company, as the supplier of all catering and aircraft on-board supplies of the Company, shall provide the Company with catering, aircraft on- board supplies support and related services, including:

(1)   being responsible for the procurement and management of the third-party catering, aircraft on- board supplies support and related services required for air transport of the Company. Eastern Air Catering Company will procure certain aircraft on- board supplies from the Company’s subsidiaries for the purpose of carrying out such aircraft on-board supplies support and related services; and

(2)   providing the Company with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee”), that is, the Company (as the lessee) shall lease lands and buildings lessor), and shall construct buildings and structures on lands leased from Eastern Air Catering Entities.

At the same time, the Company shall provide Eastern Air Catering Entities with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor”), that is, Eastern Air Catering Entities (as the lessee) shall lease lands and buildings owned by the Company (as the lessor), and shall construct buildings and structures on lands leased from the Company.

LETTER FROM THE BOARD

Pricing principles:	The pricing and/or fee scale for the catering, aircraft on-board supplies support and related services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. “Market price” refers to the price determined independently by the operators via market competition. Taking into account the factors such as cost of raw materials and labour cost (if any), market price is determined in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services in the area where such services are provided or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services within the territory of the PRC.

The pricing and/or fee scale for the property leasing services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. For the arrangement of offsetting rent with construction costs, the annual rent and fee of the Company payable to or receivable from Eastern Air Catering Entities shall be determined based on the current market price offered by independent third parties under comparable circumstances. The annual rent and fee shall be determined based on arm’s length negotiations after considering factors such as the quality of service and the location of properties, and for the Group, it shall be no less favourable than those offered to or by independent third parties under comparable circumstances.

The parties will designate departments or officials to be mainly responsible for checking the price and terms offered by independent third parties for the same type of catering, aircraft on-board supplies support and related services (in general, through emails, fax or telephone obtain the price and terms offered for catering, aircraft on-board supplies support and related services).

LETTER FROM THE BOARD

The pricing and/or fee scale for the catering, aircraft on- board supplies support and related services provided by Eastern Air Catering Company to the Company shall not be higher than those offered by Eastern Air Catering Company to independent third parties at such time in the ordinary and normal course of business for the same type of catering, aircraft on-board supplies support and related services.

The Company shall assess the status of completion of the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company during the year. According to the results of assessment, prior to 31 December of each year, the parties should enter into a specific business agreement regarding the method of settlement and evaluation plan for the next fiscal year. Where the parties fail to enter into a specific business agreement within the above-mentioned period, the method of settlement of the current year shall be applied to the next fiscal year.

Method of settlement:	The payment for the catering, aircraft on-board supplies support and related services shall be settled periodically according to the method agreed in the specific business contracts between the parties, including but not limited to the matters such as settlement cycle and means of settlement. The Company will settle the payment correspondingly upon assessment.

In respect of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee under the Catering and Aircraft On-board Supplies Support Agreement, the Company shall pay rentals directly to Eastern Air Catering Entities, and the payment of rentals by the Company to Eastern Air Catering Entities shall be deemed to have fulfilled the payment obligations. The Company shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs.

LETTER FROM THE BOARD

In respect of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor under the Catering and Aircraft On-board Supplies Support Agreement, Eastern Air Catering Entities shall pay rentals directly to the Company, and the payment of rentals by Eastern Air Catering Entities to the Company shall be deemed to have fulfilled the payment obligations. Eastern Air Catering Entities shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs.

Historical amounts

For the year ended 31 December 2021 and the six months ended 30 June 2022, the aggregate historical amounts of each of the services under the Existing Catering and Aircraft On-board Supplies Support Agreement with Eastern Air Catering Entities are set out below:

			(Unit: RMB million)
				Actual
	For the year ended 31 December			amount
	2021		2022	for the six
	Existing		Existing	months
	Annual	Actual	Annual	ended 30
Transaction item(s)	Caps	Amount	Caps	June 2022
Expenditure item(s):
Catering related services and aircraft on-board supplies support related services	4,310	1,637	4,840	438
Property leasing services
— the Company as the lessee (annual rent)(1)	8	2	8	1
Property leasing services
— the Company as the lessee (right-of-use assets)(2)	190	2	190	0.5
Income item(s):
Property leasing services
— the Company as the lessor	90	48	100	5

LETTER FROM THE BOARD

Notes:

1.

This refers to the total annual rent in relation to the property leasing services (with the Company as the lessee) payable by the Company under both short-term leases (with the lease term of less than one year) and the long-term leases (with the lease term of one year or above).

2.

Pursuant to the IFRS, the total value of right-of-use assets in relation to the property leasing services (with the Company as the lessee) only includes the long-term leases (with the lease term of one year or above).

Proposed annual caps

The proposed annual caps for the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)

due to the impact of the pandemic in the past three years, the actual transaction amounts of each of the services under the Existing Catering and Aircraft On-board Supplies Support Agreement were lower than expected. With the impact of the pandemic gradually diminishing in the future, and the number of routes and flights, including international routes, will resume and increase, corresponding to the increase in the amount of aviation food, aircraft supplies and related services; and

(ii)	Eastern Air Catering Company will undertake the ground protection business of aircraft supplies, and the related service costs will be included in the amount of related transactions.

LETTER FROM THE BOARD

Having considered the historical transaction amounts and taking into account the factors mentioned above, the annual caps for the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement are set out as below:

(Unit: RMB million)

	Proposed annual caps
	For the year ending 31 December
Transaction item(s)	2023	2024	2025
Expenditure item(s):
Catering related services and aircraft on-board supplies support related services	4,000	4,400	4,840
Property leasing services — the Company as the lessee (annual rent)(1)	8	8	8
Property leasing services — the Company as the lessee (right-of-use assets)(2)	160	155	150
Income item(s):
Property leasing services — the Company as the lessor and provision of aircraft on-board supplies	220	290	360

Notes:

1.

This refers to the total annual rent in relation to the property leasing services (with the Company as the lessee) payable by the Company under both short-term leases (with the lease term of less than one year) and the long-term leases (with the lease term of one year or above).

2.

Pursuant to the IFRS, the total value of right-of-use assets in relation to the property leasing services (with the Company as the lessee) only includes the long-term leases (with the lease term of one year or above).

LETTER FROM THE BOARD

Reasons for and benefits of the transactions

The Company has a long history of good cooperation with Eastern Air Catering Company, and the continuing connected transaction is conducive to the displaying professional advantages, refining cost control, centralising procurement and operations, strengthening quality supervision of Eastern Air Catering Company, with the following specific benefits:

(i)

Eastern Air Catering Company, as a company long been engaged in catering and related business, is currently one of the largest aviation catering companies in the PRC. Eastern Air Catering Company is familiar with professional information such as aviation food production technique, cost composition and industry trends. The centralised procurement of catering by Eastern Air Catering Company and the centralisation of ownership of supplies can give full play to its professional advantages and its advantages of procurement scale, increasing economies of scale and reducing procurement costs, and are beneficial for the Company to implement scientific and refined management on the traceability and inventory management of aircraft on-board supplies, especially those with high value and high turnover, so as to reduce consumption and waste; and

(ii)

Eastern Air Catering Company will centrally procure catering and aircraft on-board supplies, and centrally operate and control the whole process of storage, allocation, preparation, recycling and cleaning. The customer committee of the Company, as the entrusting party, will be directly in charge of budget management, standard formulation, quality supervision and customer satisfaction surveys for the business of catering and aircraft on-board supplies undertaken by Eastern Air Catering Company. The above arrangement is conducive to the Company’s centralised supervision of the source and quality of catering and aircraft on-board supplies, ensuring compliance with the Company’s technical standards and quality requirements for catering and aircraft on-board supplies to continuously optimise customer experience, and will also help the Company to quickly respond to market changes and passenger demand, meeting and guiding customer demand more efficiently and quickly to improve passenger satisfaction.

The transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement between the Company and Eastern Air Catering Company will be concluded on the basis that the unit cost budget of the Company’s meals and aircraft supplies will not be increased and the quality and service standards of the meals and aircraft supplies will not be decreased.

Accordingly, the Directors (including the independent non-executive Directors whose opinion has been provided after consideration of the advice from the Independent Financial Adviser) believe that the transactions contemplated under the Catering and Aircraft On- board Supplies Support Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

Hong Kong Listing Rules implications

CEA Holding is the controlling shareholder of the Company and holds 55% of the equity interest in Eastern Air Catering Company. Therefore, Eastern Air Catering Company, being a subsidiary of CEA Holding, is a connected person of the Company.

For the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On- board Supplies Support Agreement, as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules calculated on an annual basis exceeds 5%, such transactions are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

For the transactions of expenditure items in respect of the property leasing services with the Company as the lessee under the Catering and Aircraft On-board Supplies Support Agreement, as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement, annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

For the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the Lessor and the provision of aircraft on-board supplies), as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules calculated on an annual basis exceeds 0.1% but is less than 5%, such transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement are subject to the approval of the Independent Shareholders at the EGM.

In order to execute the property leasing services under the Catering and Aircraft On- board Supplies Support Agreement, the Company and Eastern Air Catering Company will enter into specific written lease agreements. The tenure of such specific written property lease agreements for property leasing services under the arrangement of offsetting rent with construction costs (including the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee and the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor) will be 30 years. As the tenure of such specific written property lease agreements for the related property leasing services exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has appointed the Independent Financial Adviser to review the related specific written property lease agreements and explain why the tenure of this type of agreements needs to exceed three years, and confirm that it is normal business practice for agreements of this type to be of such duration. For details, please refer to the section headed “The View of the Independent Financial Adviser” in this circular.

LETTER FROM THE BOARD

4.	Exclusive Operation Agreement

Please refer to the Company’s announcements dated 29 September 2020 and 23 June 2021 and the Company’s circulars dated 30 October 2020 and 23 July 2021 for the background and history of the Exclusive Operation Agreement.

On 29 September 2020, the Company entered into the Exclusive Operation Agreement with a term from 1 January 2020 to 31 December 2032 with China Cargo Airlines. The Exclusive Operation Agreement and the transactions contemplated thereunder as well as the annual caps for the period from 1 January 2020 to 31 December 2022 were approved at the extraordinary general meeting of the Company convened on 18 November 2020. Since the Existing Annual Caps (as adjusted and approved by at the extraordinary general meeting of the Company convened on 27 August 2021) will expire on 31 December 2022, the Company proposed to set the annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025.

In addition, due to the reasons set out in the section headed “Reasons for and benefits of the adjustment to the Existing Annual Caps for the year ending 31 December 2022” below, the Company proposed to adjust the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022. The adjustment to the annual cap only increases the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022. There is no change in the other aspects of the continuing connected transactions contemplated under the Exclusive Operation Agreement between both parties (including but not limited to the principal content of the transactions and the basis of pricing).

The principal terms of the Exclusive Operation Agreement are set out as follows:

Date:	29 September 2020

Parties:	the Company (as owner); and China Cargo Airlines (as contractor)

Exclusive operation term:	From 1 January 2020 to 31 December 2032.

Once the exclusive operation term expires, both parties may negotiate continuing the transactions and enter into a new agreement. If both parties cannot reach a new agreement by such time, unless the Exclusive Operation Agreement is terminated by the consent of both parties, as long as the Company and Eastern Logistics are both listed companies on a stock exchange within or outside the PRC, and CEA Holding is the de facto controller of Eastern Logistics and China Cargo Airlines, subject to further applicable requirements under Chapter 14A of the Hong Kong Listing Rules, both parties shall continue to implement the terms set out in the Exclusive Operation Agreement. The Company will take all reasonable steps to comply with the requirements under Chapter 14A of the Hong Kong Listing Rules in this regard.

LETTER FROM THE BOARD

As the exclusive operation term is more than three years, according to Rule 14A.52 of the Hong Kong Listing Rules, the Company engaged an independent financial adviser to review the Exclusive Operation Agreement. For details of the independent financial adviser’s opinions, please refer to the circular of the Company to the Shareholders dated 30 October 2020.

Scope and responsibilities relating to exclusive operation of cargo business:	During the exclusive operation term, China Cargo Airlines will exclusively operate the Company’s Passenger Aircraft Cargo Business, including but not limited to the following:

(i) China Cargo Airlines shall exclusively purchase the Company’s passenger aircraft cargo services, and independently engage in the operation of Passenger Aircraft Cargo Business under its own name;

(ii)  China Cargo Airlines shall enter into cargo agreements with external parties as the contracting carrier, and the Company accepts China Cargo Airlines’ entrustment to be responsible for completing air transportation service as the actual carrier;

(iii)  China Cargo Airlines shall exclusively enjoy the Company’s Passenger Aircraft Cargo Business space- sale right, pricing right and engage in businesses such as settlement, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Passenger Aircraft Cargo Business; and

(iv) China Cargo Airlines shall undertake the overall responsibilities for transporting cargo as the carrier to the consignors with respect to the cargo which are transported by the Company’s passenger aircraft. During the period of exclusive operation, China Cargo Airlines shall, with respect to the Company’s Passenger Aircraft Cargo Business, conduct independent financial accounting, pay tax in compliance with applicable laws, and independently operate and bear the results of operations.

LETTER FROM THE BOARD

Both parties agree that while China Cargo Airlines exclusively operates the Company’s Passenger Aircraft Cargo Business in accordance with the provisions of the preceding paragraph, the Company shall nonetheless undertake to provide air transportation from the departure port to the destination port and necessary airport ground support for the cargo delivered by China Cargo Airlines (for the avoidance of doubt, unless otherwise agreed by both parties, such support shall include but are not limited to security checks, loading and unloading machines, airport apron connection, airport cargo operations and other necessary airport ground support), and bear the corresponding safety responsibilities.

Basis of pricing:	The Company collects a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee shall be determined based on China Cargo Airlines’ actual operating revenue of exclusively operating the Company’s Passenger Aircraft Cargo Business while deducting certain business fee rates.

The specific formulas are as follows:

Transportation service fee = actual income from Passenger Aircraft Cargo Business × (1 – business fee rates)

Passenger Aircraft Cargo Business refers to the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (including but not limited to sales, pricing and settlement of aircraft cargo space) comprising:

(i) conventional business: the provision of cargo services in Bellyhold Space under conventional circumstances; and

(ii)  unconventional business: the provision of cargo services by passenger aircraft such as temporary Passenger- to-Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances. Passenger-to-Cargo Conversion means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft.

LETTER FROM THE BOARD

Different calculation basis for the transportation service fees to be received by the Company from China Cargo Airlines shall be applied to conventional business and unconventional business respectively.

Conventional Business

Under conventional circumstances, when China Cargo Airlines exclusively operates the Passenger Aircraft Bellyhold Space Cargo Business, the actual income from Passenger Aircraft Cargo Business in the abovementioned transportation service fee formula equals the actual cargo income generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space. The definitive formula for determining the transportation service fees and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = actual income from Passenger Aircraft Bellyhold Space Cargo Business × (1 – conventional business fee rate)

Conventional business fee rate = operating cost rate + (revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year – average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year) × 50%

Of which:

(a)   Operating cost rate refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

LETTER FROM THE BOARD

(b)   Revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year refers to the percentage of increase (or decrease) in actual income from cargo generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space in the current year compared with the actual income generated by China Cargo Airlines in the previous year, and the actual income generated by China Cargo Airlines from the passenger aircraft Bellyhold Space cargo in the previous year.

(c)   Average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines refers to the arithmetic average of the growth rate of revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the current year and the revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the previous year.

The gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines = (actual income from Passenger Aircraft Bellyhold Space Cargo Business – transportation service fee) ÷ actual income from Passenger Aircraft Bellyhold Space Cargo Business

In case the revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year is the same as the average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year, the gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines equals to operating cost rate. The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under conventional business shall be determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rates.

LETTER FROM THE BOARD

The Board considers that the pricing basis for the transportation service fee under the conventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the conventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rate. The conventional business fee rate is determined based on the operating cost rate, in accordance with independent market principle, taking into account the average revenue growth rate of cargo business in the same industry, which provides a reasonable basis.

(2)   Pursuant to the above definitive formula, there is an implied incentive mechanism to provide motivation for China Cargo Airlines to enhance its Passenger Aircraft Bellyhold Space Cargo Business performance and cargo transport business operating efficiency by taking income growth rate as a performance indicator. Such pricing basis is able to encourage China Cargo Airlines to optimize resources allocation and boost up their business performance.

Unconventional Business

Under unconventional circumstances, upon agreement of both parties after negotiation, contingent measures other than Bellyhold Space such as “Passenger-to-Cargo Conversion” can be adopted to enhance cargo transport capacity of passenger aircraft. In such event, with respect to the formula for calculating the transportation service fee, the actual revenue of passenger aircraft cargo transport should be the actual incurred revenue of cargo transport in the Company’s unconventional Passenger Aircraft Cargo Business such as “Passenger-to- Cargo Conversion” exclusively operated by China Cargo Airlines, and the definitive formula for transportation service fee and business fee rate and the valuation standard of each parameter are as follows:

LETTER FROM THE BOARD

Transportation service fee = the actual revenue of unconventional cargo transport of passenger aircraft × (1 – unconventional business fee rate)

Unconventional business fee rate = operating cost rate × (1 + reasonable profit margin)

Of which:

(a)   Operating cost rate is the same as the operating cost rate under the conventional circumstances, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from passenger aircraft cargo business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

(b) Reasonable profit margin is the arithmetic average of the averaged profit margin of the Three Major Airlines for the latest three prior accounting years.

Both parties shall jointly designate an accounting firm with business qualifications at the end of each accounting year to conduct specific auditing and issue an official audit report on the actual incurred revenue of the Company’s Passenger Aircraft Cargo Business exclusively operated by China Cargo Airlines for the previous year, and implement agreed procedures for the operation fees of each of the previous three years, and to issue an agreed report (to determine next year’s operating cost rate). Both parties shall sign a confirmation in writing for the operating cost rate and business fee rate arrived at by the agreed calculation according to this term.

The gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

LETTER FROM THE BOARD

Gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines = (actual revenue of unconventional cargo transport of passenger aircraft – transportation service fee) ÷ actual revenue of unconventional cargo transport of passenger aircraft = operating cost rate × (1 + reasonable profit margin)

The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under unconventional business shall be determined based on the actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rates.

The Board considers that the pricing basis for the transportation service fee under the unconventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the unconventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rate. The unconventional business fee rate is determined based on the operating cost rate, taking into account the reasonable profit margin of cargo business in the same industry, which provides a reasonable basis.

(2)   Since the unconventional business represents a special economic slump environment, resulting in (i) a decrease in passenger and (ii) the Passenger-to-Cargo Conversion approach that helps utilize the empty spaces by converting passenger aircrafts into cargo aircrafts, the above-mentioned situation is a temporary measure due to force majeure clauses, and therefore, there is no relevant historical data available to be taken as a reference for calculation of revenue growth rate. In view of the fact that financial data such as revenue growth rate of China Cargo Airlines and the Three Major Airlines’ actual income from Passenger-To-Cargo Conversion are unobtainable, basing average net profit ratio of the Three Major Airlines on the transportation service fee represents that the industry prospect, implied by net profit margin of the Three Major Airlines, would become a motivating factor for China Cargo Airlines to operate their Passenger Aircraft Cargo Business.

LETTER FROM THE BOARD

Payment arrangement:	China Cargo Airlines shall pay the transportation service fee on a monthly basis, and the amount payable monthly shall be calculated with the actual revenue of cargo transport generated by China Cargo Airlines in the month minus operating costs, which shall be settled and paid by China Cargo Airlines in the following month.

Within three months after the end of each accounting year, both parties shall calculate the annual total transportation service fees of that year as agreed in the Exclusive Operation Agreement and conduct year-end settlement, which is to either refund the surplus or to pay the shortfall if there is any difference between the annual total of transportation service fees and the sum of transportation service fees actually paid on a monthly basis by China Cargo Airlines in that year.

Alignment with the original passenger aircraft Bellyhold Space contractual operation transactions:	Both parties agreed that the original passenger aircraft Bellyhold Space contractual operation agreement shall be terminated immediately after the Exclusive Operation Agreement has taken effect. For the Passenger Aircraft Cargo Business already performed by both parties according to the original passenger aircraft Bellyhold Space contractual operation agreement in 2020, both parties agreed that corresponding adjustments shall be conducted according to agreed implementation principles in the Exclusive Operation Agreement, which was deemed to have become effective on 1 January 2020.

Conditions precedent:	The Exclusive Operation Agreement will become effective after execution by the legal representative or authorized representative of each party, the affixing of official seal of each party as well as the approval in shareholders meetings of the Company and China Cargo Airlines.

LETTER FROM THE BOARD

Non-competition undertaking:	As a condition of agreeing to the exclusive operation of all of the Company’s Passenger Aircraft Cargo Business by China Cargo Airlines, the Company undertook that, effective from the date of the Exclusive Operation Agreement until the expiration of the exclusive operation term or the date of termination of the Exclusive Operation Agreement, except for performing the relevant obligations involved in the Exclusive Operation Agreement, the Company and its controlled enterprises shall not, in any place within or outside the PRC or in any way, carry out Business Competition, including but not limited to operating through sole proprietorship, directly or indirectly holding/controlling the enterprise(s) which carry(ies) out Business Competition or other circumstances which constitute Business Competition according to relevant laws and regulations. For the avoidance of doubt, the above restrictions do not apply if the Company and its controlled enterprise(s) have not become the controlling shareholder(s), de facto controller(s) or the single largest shareholder of such enterprise(s) which carry(ies) out Business Competition.

As part of the original passenger aircraft Bellyhold Space contractual operation agreement, the non-competition undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted a part of the transaction as a whole. Please refer to the circular of the Company to the Shareholders dated 13 March 2018. As part of the continuing connected transactions contemplated under the Exclusive Operation Agreement, the non-competition undertaking was negotiated and entered into on an arm’s length basis, and no adjustment has been made.

LETTER FROM THE BOARD

Existing Annual Caps and Historical amounts

Existing Annual Caps and execution status of the exclusive operation transaction of the Passenger Aircraft Cargo Business are set out below. Such annual caps have been approved by the Independent Shareholders at the extraordinary general meeting of the Company held on 27 August 2021.

(Unit: RMB million)

						Actual
						Amount
	For the year ended 31 December					for the
						six
	2020		2021		2022	months
	Existing		Existing		Existing	ended
	Annual	Actual	Annual	Actual	Annual	30 June
Transaction Event	Caps	Amount	Caps	Amount	Caps	2022
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	4,900	4,895	9,000	8,309	8,000	3,910

The Company confirms that the actual transaction amounts for the continuing connected transactions contemplated under the Exclusive Operation Agreement from 1 January 2022 up to the Latest Practicable Date did not exceed the Existing Annual Caps, and the Company expects that the actual transaction amounts of such transactions will not exceed the Existing Annual Caps from 1 January 2022 up to the date of the EGM for the approval of the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December

2022.

Proposed Revised Annual Cap and basis thereof

The Company entrusts China Cargo Airlines to exclusively operate the Passenger Aircraft Cargo Business. China Cargo Airlines reasonably adjusts the capacity input and the air freight rate levels according to the changes in the demand and supply of the market, and strives to improve the operating efficiency.

Due to the stronger demand for international air cargo since 2021, for the six months ended 30 June 2022, the actual amount of the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement was RMB3.91 billion, the Company expects that the amount of the continuing connected transactions contemplated under the Exclusive Operation Agreement will exceed the Existing Annual Caps for the year ending 31 December 2022.

LETTER FROM THE BOARD

In view of the above reasons, the Company proposed to adjust the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 to:

(Unit: RMB million)

Proposed annual
cap for the
year ended
Transaction Event	31 December 2022
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	9,000

The Proposed Revised Annual Cap for the year ending 31 December 2022 for the transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement is determined with reference to the following primary factors:

(i)

with reference to the historical amounts for the six months ended 30 June 2022 for the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement; and

(ii)	after taking into account the demand for aviation cargo business in 2022 may continue to grow.

LETTER FROM THE BOARD

Proposed annual caps

Having considered the historical transaction amounts and taking into account the factors mentioned above, the proposed annual caps for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025 are set out as below:

(Unit: RMB million)

	Proposed Annual Caps
	For the year ending 31 December
Transaction Event	2023	2024	2025
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	8,900	8,600	8,800

The proposed annual caps for the three years ending 31 December 2025 for the transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement are determined with reference to the following primary factors:

(i)

the Company estimated the basis for the transportation service fees for the Passenger Aircraft Cargo Business for the three years ending 31 December 2025: (a) with reference to the historical amounts for the year ended 31 December 2020 and 2021 and for the six months ended 30 June 2022 for the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement, in particular, the historical amounts of the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company in the past two years were close to the corresponding annual caps; (b) after taking into account the estimated continuous growth in demand for aviation cargo business; and (c) with the impact of pandemic gradually diminishing in the future, it is expected that the “Passenger-to-Cargo Conversion” business will decline, while the Passenger Aircraft Bellyhold Space Cargo Business will increase with the recovery and increase of flight volume. Therefore, the total amount of exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement will remain stable, with a slight year-to-year decrease in the proposed annual caps for the year ending 31 December 2024 and a slight year- to-year increase in the proposed annual caps for the year ending 31 December 2025;

LETTER FROM THE BOARD

(ii)

based on the pricing formula under the Exclusive Operation Agreement entered into between the Company and China Cargo Airlines, the Company takes into account the conditions including prospects of the future cargo market and the operating scale of the Company’s cargo operations such as Bellyhold Space and “Passenger-to-Cargo Conversion”; and

(iii)

with reference to: (a) the historical average operating cost rate, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by the Company and China Cargo Airlines, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years, and (b) the historical figures in the past seven years of the excess in income growth rate of the Company over the average revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the Three Major Airlines, the Company estimated the unconventional business fee rates for the three years ending 31 December 2025 with reference to: (a) the aforesaid historical average operating cost rate, and (b) the historical figures in the past three years of average income growth rate of the Three Major Airlines.

Reasons for and benefits of the adjustment to the Existing Annual Caps for the year ending 31 December 2022

Taking into account the factors, including but not limited to the future prospects of the global freight market, the capacity input of the Company’s Passenger Aircraft Cargo Business (such as the passenger aircraft Bellyhold Space and the Passenger-to-Cargo Conversion) and freight rates, the Company makes timely adjustment to the annual cap for continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022, which is in line with needs of the Company’s Passenger Aircraft Cargo Business development and will help the Company to increase the revenue of Passenger Aircraft Cargo Business.

The Directors (including the independent non-executive Directors whose opinion has been provided after consideration of the advice from the Independent Financial Adviser) are of the view that (i) the continuing connected transactions contemplated under the Exclusive Operation Agreement between the Company and China Cargo Airlines are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; (ii) the Proposed Revised Annual Cap for continuing connected transactions contemplated under the Exclusive Operation Agreement between the Company and China Cargo Airlines are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

Reasons for and benefits of the transactions

The Company entrusted China Cargo Airlines to exclusively operate its Passenger Aircraft Cargo Business for long term, so as to avoid the competition between Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft freight business operated by China Cargo Airlines and satisfy the Company’s demand for professional operation in passenger aircraft cargo, and to motivate China Cargo Airlines through fair and reasonable pricing to facilitate the steady development and growth of the Passenger Aircraft Cargo Business of the Company, which helped the Company to focus the relevant resources on the operation and development of its air passenger transportation business as well as to enhance the business capacity and competitiveness of the principal air passenger transportation business of the Company.

The Directors (including the independent non-executive Directors whose opinion has been provided after consideration of the advice from the Independent Financial Adviser) are of the view that the relevant proposed annual caps for the three years ending 31 December 2025 for the transactions contemplated under the Exclusive Operation Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Hong Kong Listing Rules implications

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services.

China Cargo Airlines is the non wholly-owned subsidiary of Eastern Logistics, which in turn is a non wholly-owned subsidiary of CEA Holding (the controlling shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Proposed Revised Annual Cap exceeds 5%, adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

As the highest applicable percentage in relation to the proposed annual caps for the exclusive operation transportation service fees payable by China Cargo Airlines under the Exclusive Operation Agreement exceeds 5%, the proposed annual caps for the three years ending 31 December 2025 are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

LETTER FROM THE BOARD

5.	Import and Export Services Agreement

Eastern Aviation Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Import and Export Services Agreement.

On 26 September 2022, the Company entered into the Import and Export Services Agreement relating to the renewal of the Existing Import and Export Services Agreement with Eastern Aviation Import & Export Company, pursuant to which the Eastern Aviation Import

& Export Entities will from time to time provide the Group with a range of import and export services in the conduct of foreign trade including: (i) provision of import and export agency services; (ii) provision of import and export customs clearance services; (iii) provision of transportation management services; (iv) provision of aircraft on-board supplies procurement services; (v) provision of ground supplies procurement services; and (vi) provision of tendering agency consulting services and other services within the scope of business of Eastern Aviation Import & Export Company.

The major changes between the Import and Export Services Agreement and the Existing Import and Export Services Agreement are the addition of ground supplies procurement services and tendering agency consulting services to the series of import and export services provided by the Eastern Aviation Import & Export Entities to the Group. According to the Import and Export Services Agreement, the ground supplies procurement service refers to the provision of material and supply procurement services to the Company by Eastern Aviation Import & Export Entities as agreed between the parties, including but not limited to the procurement of material and supply items required by the Company in the course of its operations, such as the China Eastern Lounge and the China Eastern Miles Points Mall. Tendering agency consulting services refer to the provision of tendering and competitive negotiation consulting services to the Company, as agreed between the parties, including but not limited to engineering and construction, material procurement and service procurement in the course of production and operation.

The services provided under the Import and Export Services Agreement are different in nature and not related to those provided under the Freight Logistics Services Agreement. The services under the Import and Export Services Agreement do not contain actual cargo logistics services but services in relation to the conduct of foreign trade which are agency in nature, such as assistance in obtaining approvals for export, application for insurance and import and export of aircraft and related aviation equipment and materials by using Eastern Aviation Import & Export Company’s license in engaging such business in the PRC. On the contrary, the services covered under the Freight Logistics Services Agreement contain actual logistics services for cargo transportation and other services, including, for example, cargo transport maintenance, aircraft maintenance and apron transfer, with no import and export of aircraft and related aviation equipment and materials will be involved.

As the nature of services covered in the two agreements are different, the Import and Export Services Agreement is not required to be aggregated with the Freight Logistics Services Agreement.

LETTER FROM THE BOARD

Term

The Import and Export Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Import and Export Services Agreement will be terminated.

Pricing

Under the Import and Export Services Agreement:

The pricing and/or fees the (i) import and export agency services; (ii) import and export customs clearance services; (iii) transportation management services; (iv) aircraft on-board supplies procurement services; (v) ground supplies procurement services; (vi) tendering agency consulting services and other services shall be based on prevailing market rates available from independent third parties under comparable conditions. Such pricing and/or fees shall be determined based on arm’s length negotiations and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entities to any other third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of services and supplies (in general, through emails, fax or telephone consultation with at least two independent third parties providing import and export agency services, transportation management services and aircraft on-board supplies procurement services).

Reasons for and benefits of the transactions

Eastern Aviation Import & Export Company is licensed and experienced in providing import and export agency services in respect of aircraft and related aviation equipment and materials in the PRC. Compared with the few other independent third-party service providers in the market, through its cooperation with the Group for many years, the Eastern Aviation Import & Export Entities have secured a better understanding of the Group’s operations, as is evident from the proven track record they have attained. In particular, the import and export customs clearance services of Eastern Aviation Import & Export Company has a good reputation in the domestic aviation market. Its ground supplies procurement service offers a diverse source of products and high-quality services with competitive price. In addition, Eastern Aviation Import & Export Company has established a confidential, well-managed, independent, well-regulated on-line bidding procedure to ensure the development of procurement bidding, prevent integrity risks in the bidding and procurement process, improve procurement efficiency, and help the Company improve its quality and efficiency. This continuing connected transaction will further leverage on the advantages of the Company’s scale to obtain competitive prices and play a linkage role to create a unified brand image. Accordingly, the Directors believe that the Eastern Aviation Import & Export Entities will be able to deliver various timely services of export-import trade to accommodate the operating needs of the Group, catering for its day-to-day business and administrative schedule. The Group will be able to benefit from, as is believed, better organised, efficient and cost-effective import and export services, at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entities to independent third parties.

LETTER FROM THE BOARD

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Import and Export Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical figures of the total commissions and expenses paid by the Group in respect of the Existing Import and Export Services Agreement for each of the two years ended 31 December 2020, 2021 and six months ended 30 June 2022 are RMB132 million, RMB135 million and RMB34 million, respectively.

Proposed annual caps

The proposed annual caps for the transactions under the Import and Export Services Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)

in respect of foreign trade import and export agency services, on the one hand, with the impact of pandemic diminishing, international flights will gradually resume, and the volume of import and export agency business related to aviation materials will also gradually resume. On the other hand, against the backdrop of continuous growth of the fleet size of the Group and the increasingly diversified demands of the Group, Eastern Aviation Import & Export Company changed its mode of import and export from pure agency to buy-outs and consignments etc., under which Eastern Aviation Import & Export Company needs to buy out the corresponding products and then sell these products to the Company according to the relevant consignment agreements, thus resulting in an increasing service fee;

(ii)

in respect of aircraft on-board supplies procurement and ground supplies procurement services, with the increase in the number of flights and passengers, the standard and amount of aircraft on-board suppliers and the demand for ground suppliers will be further increased.

LETTER FROM THE BOARD

Having considered the historical transaction amounts and taking into account the factors mentioned above, the proposed annual caps for the transactions under the Import and Export Services Agreement are set out as below:

(Unit: RMB million)

	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total amount of commissions and expenses payable by the Company to the Eastern Aviation Import & Export Entities	800	900	1,000

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions under the Import and Export Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transaction contemplated under the Import and Export Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

6.	Aviation Complementary Services Agreement

CEA Development is principally engaged in the business of software and information technology services, and engaged in technical development, consultancy and services in area of computer information technology, wholesale and retail of computer, software and auxiliary equipment, communication network equipment engineering (excluding the ground receiving facilities for satellite television broadcasting), hotel management, guest house, catering services, property management, urban landscape management; engaged in technical development, consultancy and services in area of mechanical equipment technology, mechanical equipment; engaged in technical development, consultancy and services in area of electromechanical equipment technology, installation and maintenance of mechanical equipment and electromechanical equipment and its components, import and export of goods and technology, house leasing, own equipment leasing, warehousing industry (excluding hazardous articles), auto sales, motor vehicle repairing, metals (excluding precious metals), general equipment, ground equipment maintenance and labor services (excluding intermediary).

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Complementary Services Agreement.

LETTER FROM THE BOARD

On 26 September 2022, the Company entered into the Aviation Complementary Services Agreement relating to the renewal of the Existing Complementary Services Agreement with CEA Development, pursuant to which the CEA Development Entities will from time to time provide the Group with a range of services. According to the Aviation Complementary Services Agreement, CEA Development Entities will provide the Company with special vehicles and equipment leasing, supply and maintenance services, property management services, hotel management services, ground transportation services and other aviation supporting services.

The special vehicles and equipment leasing under the Aviation Complementary Services Agreement refers to the leasing of vehicles and/or equipment, some of which are tailor-made according to the Group’s specific requirements for their on-site operation, such as customized passenger elevator vehicles, luggage transfer vehicles with canopy, sewage vehicles with lifting platform. The special vehicles and equipment leasing under the Aviation Complementary Services Agreement is different from the aircraft leasing in terms of nature and they are not related with each other. The main difference is that special vehicles and equipment leasing and repairing, the provision of operation personnel and the disposal of retired vehicles and equipment are closely related business segments as one integral whole. It is beneficial for ensuring the operation efficiency of the Company and controlling the overall cost to outsource the whole business to CEA Development. However, aircraft leasing is merely a way for purchasing aircraft, while the aircraft repairing, the training and provision of pilots and crew members are arranged by the Company itself.

The Aviation Complementary Services Agreement deals with other aviation supporting services which are different from the on-board supplies procurement and services under the Import and Export Services Agreement in terms of nature and they are not related with each other. The main difference is that, under the Import and Export Services Agreement, on-board supplies procured by Eastern Aviation Import & Export Company are all imported goods which comprise tax-free alcohol and soft drinks and tax-free comfortable supplies, and Eastern Aviation Import & Export Company provides tax-free on-board supplies to the Company for its international flights as well as other services such as customs declaration and clearance and advance payment of overseas expenses for imported on-board supplies. The fees charged by CEA Development pursuant to Aviation Complementary Services Agreement are actually the expenses on procurement or production of goods which comprise disposable goods and beverages, whereas pursuant to the Import and Export Services Agreement, the fees charged by Eastern Aviation Import & Export Entities are actually agency fees, for the procurement of imported goods to be paid to foreign suppliers through Eastern Aviation Import & Export Entities. The Aviation Complementary Services Agreement is not required to be aggregated with any other agreements in this circular.

LETTER FROM THE BOARD

Term

The Aviation Complementary Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Complementary Services Agreement will be terminated.

To implement the lease of special vehicles and equipment under the Aviation Complementary Services Agreement, separate written agreements will be entered into between the Company and CEA Development. The lease period of special vehicles and equipment leasing under the Aviation Complementary Services Agreement will be agreed upon entering into the agreements. Based on previous similar transactions, the lease period of special vehicles and equipment leasing under the Aviation Complementary Services Agreement would be around five years. As the lease period exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Aviation Complementary Services Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this circular for further details.

Pricing

Under the Aviation Complementary Services Agreement, the fees in relation to the provision of the above services and the purchase price and fees payable in relation to supply and leasing of special vehicles, equipment and materials payable to the respective CEA Development Entities shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees and purchase price shall be determined based on arm’s length negotiations after considering factors such as costs of labour and maintenance of special vehicles and equipment, location of warehouses, the quality, scope and type of property management services, quality of accommodation, catering and hotel management services, location of hotels, cost of raw materials and the specific needs of the Company and the seasonal needs of the relevant industries (as relevant), and shall be no less favourable than those offered by the respective CEA Development Entities to independent third parties. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of the relevant services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

LETTER FROM THE BOARD

Reasons for and benefits of the transactions

The Directors believe that it is in the best interest of the Group to procure the required services and the supply of equipment and materials from the CEA Development Entities considering that the CEA Development Entities have special strengths that independent third-party service or other providers generally do not possess. Such strengths include aviation industry expertise, knowledge and qualification of the CEA Development Entities to meet the demand of certain types of work, its track record of quality and timely service provided to the Group, its familiarity with the needs of the Group and its convenient location (in the vicinity of certain local sites of the Group) enabling it to offer quick services and convenient accommodation services. With respect to the newly added aviation vehicle and equipment leasing business, aviation vehicle and equipment belong to special equipment, with a variety of types and relatively higher price. Besides special vehicles and equipment leasing, CEA Development can also provide various complementary services, including repairing, deployment and management of operating personnel, allocation of informative materials. Hence, the Company can save significant human and material resources, which can be utilized to focus on the development of its principal operation (i.e., aviation transportation).

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Aviation Complementary Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical figures of the total amounts of the service fees, commissions and expenses paid by the Group in respect of the Existing Complementary Services Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022 are RMB439 million, RMB438 million and RMB226 million, respectively. The total value of right-of-use assets relating to the lease of special vehicles and equipment under the Existing Complementary Services Agreement for each of the two years ended 31 December 2020 and 2021 and the six months ended 30 June 2022 are RMB143 million, RMB282 million and RMB235 million, respectively.

LETTER FROM THE BOARD

Proposed annual caps

The proposed annual caps for the transactions under the Aviation Complementary Services Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)

due to the impact of the pandemic, the actual total transaction amounts of the service fees, commissions and expenses paid by the Group in respect of the Existing Complementary Services Agreement were lower than Company’s expectation in the past three years and the impact of pandemic will gradually diminishes in the future;

(ii)	aviation equipment leasing and maintenance services will continue to exist and grow;

(iii)

in respect of property management, property companies under CEA Development will provide property management services to various Company’s subsidiaries, and the scope of business and business volume will continue to increase;

(iv)

for hotel management services, it is expected that accommodation, catering and crew transfer services will continue to increase in the future with the impact of pandemic gradually diminishing in the future and the rebound of the aviation industry; and

(v)

taking into account the Company’s needs for aviation supporting service, CEA Development has further expanded its business scope in order to provide the Company with more comprehensive and better quality services and ensure the development of the Company’s business.

Having considered the historical transaction amounts and taking into account the factors mentioned above, the proposed annual caps for the transactions under the Aviation Complementary Services Agreement are set out as below:

(Unit: RMB million)

	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total amount of the service fees, commissions, and expenses payable by the Company to CEA Development Entities	1,750	1,850	2,000

LETTER FROM THE BOARD

Pursuant to IFRS 16, the lease of special vehicles and equipment by the Company as lessee under the Aviation Complementary Services Agreement will be recognised as right- of-use assets. The proposed annual caps are set on the total value of right-of-use assets relating to the leases, which are calculated by discounting the estimated total rental of the future years by a discount rate of 3% (as determined with reference to the Company’s incremental borrowing rate and ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.). The proposed annual caps in respect of the lease of special vehicles and equipment under the Aviation Complementary Services Agreement are set out as below:

(Unit: RMB million)

	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total value of right-of-use assets in respect of the special vehicles and equipment lease	2,070	1,850	1,550

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions with regard to the services fees, commissions and expenses payable by the Company to CEA Development under the Aviation Complementary Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions with regard to the special vehicles and equipment lease under the Aviation Complementary Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transaction contemplated under the Aviation Complementary Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

LETTER FROM THE BOARD

7.	Property Leasing and Construction and Management Agency Agreement and Property Leasing Agreement

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

Eastern Investment is principally engaged in consulting services for industrial investment and related businesses, real estate investment development and operation, self-owned house leasing and property management.

Please refer to the Company’s announcements dated 30 August 2019 and 30 August 2021 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Property Leasing Agreement.

On 26 September 2022, the Company entered into the Property Leasing and Construction and Management Agency Agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding and Eastern Investment, pursuant to which, CEA Holding and its subsidiaries (including Eastern Investment) will lease to the Company relevant properties. In the meantime, Eastern Investment will also provide the construction and management agency services to the Company in relation to the basic construction projects, organize the implementation of the construction management work and provide the projects that meet various standards to the Company pursuant to the agreement. The scope of specific construction and management agency services is determined according to the agreement of the specific agreement signed by both parties.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, the Company will lease from CEA Holding Entities (excluding Eastern Investment) the following properties, for use by the Group in its daily airlines and other business operations:

(a)

altogether 3 land properties owned by CEA Holding in Lanzhou Zhongchuan Airport, covering an aggregate site area of approximately 13,557 square metres together with a total of 6 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 7,731 square metres;

(b)	1 building property, construction, structures and other ancillary facilities owned by CEA Holding in Shijiazhuang, occupying an aggregate floor area of approximately 8,853 square metres;

(c)	a total of 29 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Taiyuan, occupying an aggregate floor area of approximately 24,948 square metres;

(d)

altogether 11 land properties owned by CEA Northwest in Xi’an Xianyang Airport, covering an aggregate site area of approximately 153,076.35 square metres together with a total of 31 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 29,539 square metres; and

LETTER FROM THE BOARD

(e)	other land and property facilities owned by CEA Holding as may be leased to the Company from time to time due to the business and operational needs of the Company.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, the Company will lease from Eastern Investment the following properties, for use by the Group in its daily airlines and other business operations:

(a)

a total of 16 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Chengdu, occupying an aggregate floor area of approximately 24,378 square metres;

(b)

a total of 17 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Beijing, occupying an aggregate floor area of approximately 35,730 square metres;

(c)

a total of 23 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Lanzhou, occupying an aggregate floor area of approximately 23,013 square metres;

(d)

a total of 61 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Shanghai Hongqiao East District, occupying an aggregate floor area of approximately 55,802 square metres;

(e)

a total of 14 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Hangzhou, occupying an aggregate floor area of approximately 16,698 square metres;

(f)

a total of 21 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Chengdu East New District, occupying an aggregate floor area of approximately 25,211 square metres; and

(g)	other land and property facilities owned by Eastern Investment as may be leased to the Company from time to time due to the business and operational needs of the Company.

On 26 September 2022, the Company also entered into the Property Leasing Agreement with CEA Holding, pursuant to which the Company will lease to CEA Holding certain properties such as land and buildings in Shanghai Minhang District.

LETTER FROM THE BOARD

Pursuant to the Property Leasing Agreement, the Company will lease to CEA Holding the following properties:

(a)	1 building property, construction, structures and other ancillary facilities owned by the Company in Shanghai Minhang District, occupying an aggregate floor area of approximately 2,710 square metres.

Term

The Property Leasing and Construction and Management Agency Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Property Leasing Agreement will be terminated.

To implement the lease of properties from Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, separate written agreements will be entered into between the Company and Eastern Investment. Based on previous similar transactions, the lease period of certain properties from Eastern Investment under the Property Leasing and Construction and Management Agency Agreement would be around six years. As the lease period exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Property Leasing and Construction and Management Agency Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this circular for further details.

The Property Leasing Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

Pricing

Under the Property Leasing and Construction and Management Agency Agreement, the annual rental and the fees for the construction and management agency services payable by the Company to CEA Holding and its subsidiaries shall be based on prevailing market rates available from independent third parties under comparable conditions. Such annual rental and fees shall be determined based on arm’s length negotiations after considering factors such as quality of services and the region in which the properties are located, and shall be no less favourable than those offered by CEA Holding and/or its subsidiaries to independent third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of property leasing services and construction and management agency services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services), to ensure that the terms of the Property Leasing and Construction and Management Agency Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

LETTER FROM THE BOARD

Under the Property Leasing Agreement, the annual rental payable by CEA Holding to the Company shall be based on prevailing market rates available from independent third parties under comparable conditions. Such annual rental shall be determined based on arm’s length negotiations after considering factors such as the region in which the properties are located.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of property leasing services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services), to ensure that the terms of the Property Leasing Agreement are fair and reasonable and no less favourable than to those offered to independent third parties.

Reasons for and benefits of the transactions

CEA Holding is qualified with the relevant qualifications for operating property leasing. Eastern Investment is a professional company in the field of aviation real estate focusing on operating property leasing and construction and management agency business, and has 20 years of experience in real estate development. CEA Holding and Eastern Investment have provided customized leasing services in accordance with the Company’s usage requirements for the leased sites in various production bases for many years; Eastern Investment has provided quality and professional construction and management agency services for the Company’s infrastructure projects. CEA Holding and Eastern Investment had strictly performed the relevant contractual obligations at fair and reasonable prices in previous transactions, and they are familiar with the Company’s business operations, capable of providing highly effective and quality services as well as ensuring that the production and business activities of the Company are in normal operation. To lease certain buildings in Shanghai Minghang District to CEA Holding will enhance the usage of the Company’s buildings and bring in certain reasonable income.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical figures for the rentals and fees paid by the Company in respect of the Existing Property Leasing Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022 are RMB147 million, RMB231 million and RMB51 million, respectively.

The total value of right-of-use assets relating to the leases for each of the two years ended 31 December 2020 and 2021 and the six months ended 30 June 2022 are RMB106 million, RMB273 million and RMB190 million, respectively.

LETTER FROM THE BOARD

Proposed annual caps

The maximum amounts of rentals and fees payable by the Company for the three years ending 31 December 2025 under the Property Leasing and Construction and Management Agency Agreement are determined primarily based on the following factors:

(i)

based on the actual amounts incurred by the Company and CEA Holding and Eastern Investment for the rental or the management fee for the construction and management agency project, taking into account that property rentals and the construction and management costs will continue to rise reasonably in line with various factors, such as the changes in price indices;

(ii)

the Company may lease other land and property facilities from CEA Holding and Eastern Investment in the future to carry out relevant construction and management agency projects due to production and operation needs.

Having considered the historical transaction amounts and taking into account the factors mentioned above, the total amounts of rentals and fees payable by the Company for the three years ending 31 December 2025 under the Property Leasing and Construction and Management Agency Agreement are not expected to exceed RMB400 million, RMB360 million and RMB370 million, respectively.

Pursuant to IFRS 16, the lease of properties by the Company as lessee under the Property Leasing and Construction and Management Agency Agreement will be recognised as right-of-use assets. The proposed annual caps are set on the total value of right-of-use assets relating to the leases, which are calculated by discounting the estimated total rental of the future years by a discount rate of 3% (as determined with reference to the Company’s incremental borrowing rate and ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.). The proposed annual caps in respect of the lease of properties under the Property Leasing and Construction and Management Agency Agreement are set out as below:

(Unit: RMB million)

	Proposed Annual Caps For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total value of right-of-use assets in respect of the lease of properties	735	525	630

LETTER FROM THE BOARD

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the lease of properties and the transactions regarding the construction and management agency services under the Property Leasing and Construction and Management Agency Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules for the property leases provided by the Company to CEA Holding under the Property Leasing Agreement is less than 0.1%, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.76 of the Hong Kong Listing Rules. Should the actual transaction amount exceed the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transactions contemplated under the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement are also subject to the Independent Shareholders’ approval at the EGM.

8.	Advertising Services Agreement

CEA Media is a company principally engaged in the operation of the website of CEA, inflight entertainment and video programmes of civil aviation aircraft, domestic and overseas advertising agency, publication, design, production and printing business, business consulting and convention and exhibition business, duty-free shopping at the international flight (excluding tobacco and alcohol), agency sales of presents, cultural tourism souvenirs and daily necessities, sales of pre-packaged food (excluding frozen food and cooked loaves) and alcohol retailing.

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Advertising Services Agreement.

On 26 September 2022, the Company entered into the Advertising Services Agreement relating to the renewal of the Existing Advertising Services Agreement with CEA Media on substantially the same terms, pursuant to which the CEA Media Entities will from time to time provide the Group with multimedia advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry.

LETTER FROM THE BOARD

Under the Advertising Services Agreement, the Company will entrust the CEA Media Entities as the agent for different kinds of advertising, including but not limited to (1) brand communication planning and advertising on traditional media platforms such as domestic and international newspapers, television and radio stations; (2) design, production and channel promotion of online media such as domestic and international networks and new media platforms; (3) offline media such as domestic and international indoor and outdoor billboards and large screen advertising; (4) exhibition design and production, display, venue advertising and related supporting services during various brand events at home and abroad; (5) advertisements for 東方航空 (Eastern Air Connections) and 東方航空報 (Oriental Sky) and in-flight video programs; (6) integrated brand communication planning and precise communication placement; (7) design and production of promotional products for 東 方 航 空 (Eastern Air Connections); and (8) advertising other carriers designated by Company.

Term

The Advertising Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Advertising Services Agreement will be terminated.

Pricing

Under the Advertising Services Agreement, the service fees payable to the respective CEA Media Entities for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as quality of service and specific needs of the Company, and shall be no less favourable than those offered by the respective CEA Media Entities to independent third parties.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of advertising services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Reasons for and benefits of the transactions

CEA Media Entities are experienced in advertising operations and have a proven track record with an extensive network of advertising sponsors to draw upon. In addition, compared with other independent third-party service providers, CEA Media has, through its cooperation with the Group for many years, secured a better understanding of the Group’s culture and operations, and thus the advertising functions procured by the CEA Media Entities for the Group would better fit and cater to its public relations and marketing strategies. Further, the advertising functions of all members within the Group will be centrally organised by the CEA Media Entities, which will, as is believed, be better managed and cost-effective.

LETTER FROM THE BOARD

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Advertising Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical figures of the total service fees paid by the Group in respect of the Existing Advertising Services Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022, are approximately RMB26 million, RMB25 million and RMB7 million, respectively.

Proposed annual caps

The proposed annual caps for the transactions under the Advertising Services Agreement for the three years ending 31 December 2025 are determined primarily by taking into consideration that the Company will increase investment in advertising based on the needs of improving the Company’s awareness and image with the Company’s operation expanded and potential adjustment of service type and service standard in the future.

Having considered the historical transaction amounts and taking into account the factors mentioned above, the proposed annual caps for the transactions under the Advertising Services Agreement are set out as below:

	(Unit: RMB million)

	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total amount of the service fees payable by the Company to CEA Media Entities	80	85	90

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules under the Advertising Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transaction contemplated under the Advertising Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

LETTER FROM THE BOARD

9.	Freight Logistics Services Agreement

Eastern Logistics is a company principally engaged in warehouse, marine/air/land international cargo transport agency, cargo loading & unloading, property management, parking lot running, meeting service, labor dispatch for domestic enterprises, general merchandise, sale of office supplies, business consultation (excluding brokerage), ticket agency, import & export of cargo and technology, e-commerce (excluding telecom value-added service and financial services) and common cargo transport.

Please refer to the Company’s announcement dated 30 August 2019 and 23 June 2021 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Freight Logistics Continuing Connected Transactions Framework Agreement.

On 26 September 2022, the Company entered into the Freight Logistics Services Agreement relating to the renewal of the Existing Freight Logistics Continuing Connected Transactions Framework Agreement with Eastern Logistics on substantially the same terms, pursuant to which the Group will provide the Freight Logistics Business Support Services (as defined below) to the Eastern Logistics Entities required for the daily operation of its freight logistics business, and the Eastern Logistics Entities will provide the Cargo Terminal Business Support Services (as defined below) to the Group required for its daily business operation.

Term

The Freight Logistics Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Freight Logistics Continuing Connected Transactions Framework Agreement will be terminated.

Services

Pursuant to the Freight Logistics Services Agreement,

(a)

the Group will provide the following services (altogether, the “Freight Logistics Business Support Services”) to the Eastern Logistics Entities required for the daily operation of its freight logistics business:

(i)	aircraft maintenance and its ancillary support services;

(ii)	cargo transport maintenance and its ancillary support services; (iii) information technology support services;

(iv)	cleaning services; (v) training services;

(vi)	property leasing; and

(vii)	other daily support services; and

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(b)	the Eastern Logistics Entities will provide the following services (altogether, the “Cargo Terminal Business Support Services”) to the Group required for its daily business operation:

(i)	apron transfer services, cargo terminal operation services and security inspection services; and

(ii)	other daily support services.

Pricing

(a)

the price and/or fee scale for Freight Logistics Business Support Services which the Group offers to the Eastern Logistics Entities shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Services Agreement. For the Freight Logistics Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of aircraft raw materials, the support areas for aircraft materials, the cost of information technology equipment, labour cost and the specific support requirements from the Eastern Logistics Entities (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time within the territory of the PRC;

(b)

the price and/or fee scale for the Cargo Terminal Business Support Services which the Eastern Logistics Entities offers to the Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Services Agreement. For the Cargo Terminal Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the costs of raw materials, the support areas, the costs for the protection equipment, labour costs and the specific support requirements from the Company (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time in the PRC;

(c)

both the Group and the Eastern Logistics Entities shall designate their department(s) or personnel to be responsible primarily for checking the prices and terms offered by independent third parties providing similar services. In general, at least two independent third parties who provide support services will be consulted for their fee quotations and terms via email, facsimile or telephone conversation; and

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(d)

the fees in relation to the Freight Logistics Business Support Services offered by the Group to the Eastern Logistics Entities and the Cargo Terminal Business Support Services offered by the Eastern Logistics Entities to the Group shall be settled based on the actual provision of services and the unit price, which is determined by both parties pursuant to the aforementioned pricing principles. Upon the receipt and confirmation of the payment order and VAT special invoices from one party, the other party shall make the payment via bank transfer or via other legal means of payment within a reasonable period of time, as agreed by the parties.

The Group will designate departments or officials to be primarily responsible for checking the prices and terms offered by independent third parties for the same or similar type of services (in general, through emails, facsimile or telephone conversation with at least two independent third parties providing the support services), to ensure that the terms of the Freight Logistics Services Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

Reasons for and benefits of the transactions

In respect of the Freight Logistics Services Agreement, the Company believes that the provision of Freight Logistics Business Support Services will bring steady and reliable revenue to the Group as a whole; while the provision of the Cargo Terminal Business Support Services by the Eastern Logistics Entities to the Group will also satisfy the Group’s increasing need of freight and mail business and is beneficial to the natural expansion of production and operation of the Group.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Freight Logistics Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

For each of the two years ended 31 December 2020, 2021 and six months ended 30 June 2022, the historical figures for (i) the amount paid by the Eastern Logistics Entities to the Group for the Freight Logistics Business Support Services were approximately RMB185 million, RMB273 million and RMB136 million, respectively; and (ii) the amount paid by the Group to the Eastern Logistics Entities for the Cargo Terminal Business Support Services were RMB286 million, RMB369 million and RMB115 million, respectively.

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Proposed annual caps

The proposed annual caps for the three years ending 31 December 2025 in respect of the Freight Logistics Business Support Services and the Cargo Terminal Business Support Services pursuant to the Freight Logistics Services Agreement are determined primarily based on the following factors:

(i)

Freight Logistics Business Support Services (the Company providing services): (i) considering that future cargo terminal leases will increase year by year at a reasonable level; (ii) Eastern Logistics will introduce new aircraft in the future, and the fleet size of cargo aircraft operating during the period will further expand, with an increase in total flight hours and a corresponding increase in aircraft maintenance costs.

(ii)

Cargo Terminal Business Support Services (the Company receiving services): with the impact of pandemic gradually diminishing in the future, the volume of domestic and international flights and air cargo will gradually recover, and at the same time, the size of the Company’s fleet will grow accordingly, and the demand for cargo terminal services will grow simultaneously.

Having considered the historical transaction amounts and taking into account the factors mentioned above, the proposed annual caps for the transactions under the Freight Logistics Services Agreement are set out as below:

	(Unit: RMB million)

	Proposed Annual Caps
	For the year ending 31 December
	2023	2024	2025
Revenue
Amount payable by the Eastern Logistics Entities to the Group for the Freight Logistics Business Support Services	690	720	780
Expense
Amount payable by the Group to the Eastern Logistics Entities for the Cargo Terminal Business Support Services	820	860	920

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Hong Kong Listing Rules implications

As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the Freight Logistics Business Support Services under the Freight Logistics Services Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the Cargo Terminal Business Support Services under the Freight Logistics Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transaction contemplated under the Freight Logistics Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

10.	Aviation Airborne Communication Agreement

KDlink Technology is a company principally engaged in technology development, technical consultation, technical service and technology transfer in the field of communication technology, network technology, information technology and computer software, and the sale of communication equipment, electronic products and value-added telecommunications business.

On 26 September 2022, the Company entered into the Aviation Airborne Communication Agreement with KDlink Technology, pursuant to which the Company and KDlink Technology commit their unique or superior resources in their respective areas of operation to jointly develop, test, deploy, promote and maintain the aviation airborne communications business. KDlink Technology provides project implementation, technical support and after-sales service for aviation airborne communication business to the Company.

Term

The Aviation Airborne Communication Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

Pricing

Pursuant to the Aviation Airborne Communication Agreement, the fees involved under the agreement shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such fees shall be determined based on arm’s length negotiations after considering factors such as quality of service and specific needs of the Company, and KDlink Technology shall ensure that its fee terms will be no less favourable than those prevailing in the market for the Company under equal business terms.

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The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Reasons for and benefits of the transactions

KDlink Technology is the first company in the world to engage in aviation Internet services through equity cooperation between airlines and telecom operators. It is also the only domestic value-added telecom operator with an aviation background and holding an Internet access service business license. It integrates the strengths of both parties to provide the Company with quality aviation Internet services through resource sharing, complementary advantages and business innovation, and is of significant strategic value in enhancing the Company’s aviation connectivity services. With KDlink Technology’s support, all of the Company’s wide-body aircraft can be covered by high-speed Internet, which greatly enhances the passenger experience and maintains the Company’s leading position in the industry.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Aviation Airborne Communication Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and the terms and conditions contained therein and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Proposed annual caps

The proposed annual caps for the transactions under the Aviation Airborne Communication Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)

it is assumed that certain number of aircraft will be installed with aviation airborne communication equipment and put into operation in each year and taking into account various factors such as the average number of days available for usage per aircraft per year, the average number of seats of the aircraft and the average passenger load factor;

(ii)

the gradual restoration of air routes and flights in the future as the impact of pandemic gradually diminishes and the volume of domestic and international flights gradually recovers, which will lead to an increase in demand for aviation Internet services;

(iii)

in additional to the Company’s wide-body aircraft, the Company may provide aviation Internet services to the narrow-body aircraft in the next three years and thus the demand for aviation Internet services will grow simultaneously; and

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(iv)	as the Internet use and digitization are rapidly rising, the airline Internet coverage is expected to be expanded in order to cater for the increase in passenger demand for airline Internet services.

Taking into account the factors above, the proposed annual caps for the transactions under the Aviation Airborne Communication Agreement are set out as below:

	(Unit: RMB million)

	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total amount of the service fees payable by the Company to KDlink Technology	72	90	140

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions under the Aviation Airborne Communication Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, in respect of provision of loan services, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of the corporate governance, such transactions will be subject to the Independent Shareholder’s approval at the EGM.

C.	Implications under the Hong Kong Listing Rules

1.	Independent Shareholders’ Approval Requirements

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Entities is therefore a connected person of the Company.

Please refer to each of the sections headed “Hong Kong Listing Rules Implications” under the description of each 2023–2025 Continuing Connected Transaction and the Proposed Revised Annual Cap above for an analysis of the implications under the Hong Kong Listing Rules for each 2023–2025 Continuing Connected Transaction and Proposed Revised Annual Cap.

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Pursuant to the relevant provisions of the Hong Kong Listing Rules, the Renewed Non- exempt Continuing Connected Transactions which are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules comprise (i) the transactions as well as the relevant proposed annual caps for the three years ending 31 December 2025 relating to the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025. In particular, the provision of deposit services under the Financial Services Agreement and the Aircraft and Engines Lease Agreement are also subject to the requirements applicable to a major transaction under Chapter 14 of the Hong Kong Listing Rules. The adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to (i) the provision of comprehensive credit line services and other financial services under the Financial Services Agreement; (ii) the Import and Export Services Agreement; (iii) the Aviation Complementary Services Agreement; (iv) for the transaction of the expenditure items in respect of property leasing services with the Company as the lessee and the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor and the provision of aircraft on-board supplies); (v) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (vi) the Advertising Services Agreement; (vii) the Freight Logistics Services Agreement; and (viii) the Aviation Airborne Communication Agreement.

Certain Directors, namely Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang, are members of board of directors of CEA Holding, which may be regarded as having a material interest in the 2023–2025 Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the 2023–2025 Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022. Save as disclosed above, none of the Directors has a material interest in the 2023–2025 Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022.

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2.	Internal control procedures

To ensure the Company’s conformity with the terms of the continuing connected transactions agreements under the Hong Kong Listing Rules, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non- executive Directors:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this circular and the terms of the continuing connected transactions agreements under the Hong Kong Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the continuing connected transactions agreements under the Hong Kong Listing Rules on terms that are fair and reasonable and in the interests of the Company and Shareholders as a whole.

(2)

The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the continuing connected transactions agreements under the Hong Kong Listing Rules on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

In addition, for the purpose of Rule 14A.56 of the Hong Kong Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions under the Hong Kong Listing Rules in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are of the view that the above procedures can ensure that the transactions contemplated under the continuing connected transactions agreements under the Hong Kong Listing Rules will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

LETTER FROM THE BOARD

3.	The View of the Independent Financial Adviser

The lease period of the transactions under each of the following agreements exceeds three years:

(i)	the Aircraft Finance Lease Agreements and the operating lease agreements under the Aircraft and Engines Lease Agreement;

(ii)	the property leasing under the Catering and Aircraft On-board Supplies Support Agreement;

(iii)	special vehicles and equipment leasing under the Aviation Complementary Services Agreement; and

(iv)	the property leasing under the Property Leasing and Construction and Management

Agency Agreement.

Pursuant to the requirement under Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged Opus Capital as the Independent Financial Adviser to provide independent advice in respect of the provisions relating to the aforesaid agreements to explain why a period exceeding three years for such agreements is required and to confirm that it is normal business practice for agreements of this type to be of a duration longer than three years.

Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, Opus Capital has formulated its opinion based on its research, analysis and its discussion with management of the Company as follows:

Aircraft and Engines Lease Agreement

(i)

similar to other airline operators, the Group has to maintain a streamlined and efficient modernised fleet by introducing new aircrafts in order to satisfy its business and operation needs from time to time as well as to ensure delivery of quality services to its customers;

(ii)

the tenure of the aircraft lease agreements to be entered into by the Group with CES Leasing of not more than 15 years is in line with the Company’s accounting policy and also falls within the range of: (a) similar agreements entered into by the Group with independent third parties; and (b) similar agreements of other listed airline operators companies on the Hong Kong Stock Exchange. Accordingly, the tenure of the aircraft lease agreements of more than three years is in line with the market practice; and

(iii)

the tenure of not more than 15 years of the Aircraft Finance Lease Agreements and the operating lease agreements to be entered into pursuant to the Aircraft and Engines Lease Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

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Catering and Aircraft On-board Supplies Support Agreement

(i)

in view of the fact that the Company is expected to incur substantial capital expenditure to construct building and premises, which are purpose-built for their on- site operation, it would not be unreasonable for the Company as the lessee to request for a longer lease term to ensure its arrangement of offsetting rent with construction costs provides an uninterrupted continuity for it to use the buildings for its operations;

(ii)

similarly with the Eastern Air Catering Entities expecting to incur substantial capital expenditure to construct the building and premises, which are purpose-built for their on-site operation, it would not be unreasonable for the Eastern Air Catering Entities as the lessee to request for a longer lease term to ensure its arrangement of offsetting rent with construction costs provides an uninterrupted continuity for them to use the buildings for their operations. From the perspective of the Company as the lessor, the longer lease tenure is also reasonable to ensure its return on investment since it would be difficult to lease such purpose-built buildings to other external parties;

(iii)

like other airline operators, the Group has to maintain stable and smooth operation by entering into property leases with longer terms in order to satisfy its daily airline operation needs as well as to ensure delivery of quality services to its customers;

(iv)

the long tenure of the lease agreements with Eastern Air Catering Company under the Catering and Aircraft On-board Supplies Support Agreement aligns with the Group’s long-term strategies and signifies the lasting cooperation commitment between both the Company and the Eastern Air Catering Entities;

(v)

in considering whether it is a normal business practice for the property lease agreements to have duration longer than three years, Opus Capital has conducted research, on a best effort basis, on property lease transactions undertaken by companies listed on the Hong Kong Stock Exchange with its connected persons. In the course of its review, it is noted that the terms of the property lease agreements of the comparable have in general a duration of longer than 10 years; and

(vi)	the 30-year tenure of the property lease agreements is a normal commercial term of a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Aviation Complementary Services Agreement

(i)

in view of the fact that the vehicles and/or equipment, which are tailor-made according to the Group’s specific requirements for their on-site operation, would not be used by any other parties other than the Group, it would not be unreasonable for the CEA Development Entities (as lessors) to request for a longer lease term to ensure their return on investment and the Company (as lessee) to enjoy an uninterrupted continuity for it to use the special vehicles and equipment for its operation;

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(ii)

given the expensive purchase costs and high maintenance costs, leasing of special vehicles and/or equipment could reduce the Group’s initial cash outlay and preserve its internal resources for other business purposes;

(iii)

given the tenure of the special vehicles and equipment lease(s) to be entered into between the Group and CEA Development which is expected to be five years, is the same as the lease tenure relating to aviation-related equipment entered into by China Southern Airlines Company Limited (stock code: 1055.HK) with its connected persons, and such tenure also falls within the range of vehicles and/or equipment leases entered into by other listed companies on the Hong Kong Stock Exchange, the tenure of the special vehicles and equipment lease which is more than three years is not uncommon in the market; and

(iv)

the five-year tenure of the special vehicles and equipment lease agreements to be entered into pursuant to the Aviation Complementary Services Agreements is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Property Leasing and Construction and Management Agency Agreement

(i)

similar to other airline operators, the Group has to maintain stable and smooth operation by entering into property leases with longer tenures in order to meet its daily airline operation needs as well as to ensure delivery of quality services to its customers;

(ii)

given the tenure of certain property leases to be entered into between the Group and Eastern Investment is expected to be six years which falls within the range of property lease agreements entered into by other companies listed on the Hong Kong Stock Exchange, the tenure of the property leases of more than three years is in line with the market practice; and

(iii)

the six-year tenure of the property lease agreements to be implemented pursuant to the Property Leasing and Construction and Management Agency Agreements is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Having considered the factors set out above, Opus Capital is of the view that the lease tenure of (i) the Aircraft Finance Lease Agreements and the operating lease agreements under the Aircraft and Engines Lease Agreement; (ii) the property leasing under the Catering and Aircraft On-board Supplies Support Agreement; (iii) special vehicles and equipment leasing under the Aviation Complementary Services Agreement; and (iv) property leasing under the Property Leasing and Construction and Management Agency Agreement, which is longer than three years, are required and it is normal business practice for agreements of this type to be of such duration.

LETTER FROM THE BOARD

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated 30 August 2022 in relation to, amongst others, the proposed amendments to the Articles of Association. On 30 August 2022, the Board considered and approved the resolutions to propose to the Shareholders amendment to certain provisions of the Articles of Association.

The full texts of the proposed amendments to the Articles of Association are set out below. The proposed amendments to certain provisions of the Articles of Association are still subject to consideration at the EGM.

Articles of Association
No.	Existing Articles	Revised Articles
1	Article 1 The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.	Article 1 The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), the “Securities Law of the People’s Republic of China” (the “Securities Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

	The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.	The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

	The promoter of the Company is: China Eastern Air Holding Company Limited	The promoter of the Company is: China Eastern Air Holding Company Limited

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles

2	Article 7 The Company has completed the registration procedures at China’s State Administration for Industry and Commerce or Shanghai Administration for Industry and Commerce for the Original Articles of Association.	Article 7 The Company has completed the registration procedures at the Shanghai Municipal Administration for Market Regulation for the Original Articles of Association.

	The Original Articles of Association took effect on the date of registration. The Original Articles of Association have been approved by the approving authority authorized by the State Council and the State Council Securities Committee. The Original Articles of Association shall be replaced by these articles of association of the Company.	The Original Articles of Association took effect on the date of registration. The Original Articles of Association have been approved by the approving authority authorized by the State Council and the State Council Securities Committee. The Original Articles of Association shall be replaced by these articles of association of the Company.

	The Company shall file an application to amend its statutory registration in respect of the amendment of these articles of association within the time limit prescribed by the relevant laws and administrative regulations.	The Company shall file an application to amend its statutory registration in respect of the amendment of these articles of association within the time limit prescribed by the relevant laws and administrative regulations.

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles

3	Article 30 The Company may, with approval according to the procedures provided in these articles of association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:	Article 30 The Company shall not acquire its own shares, except that the acquisitions are carried out under any of the following circumstances:

(1)   cancellation of shares for the reduction of its capital;

(2)   merging with another company that holds shares in the Company;

(3)   issue of shares in connection with staff shareholding plans or share incentives;

(4)   requesting the Company to purchase its own shares where shareholders object to the merger or demerger resolution of a general meeting;

(5)   issue of shares in connection with convertible bonds issued by the Company;

(6)   deemed necessary by the Company for protecting the Company’s value and shareholders’ interests;

(7)   other circumstances permitted by relevant laws and administrative regulations.

(1)   cancellation of shares for the reduction of its capital;

(2)   merging with another company that holds shares in the Company;

(3)   issue of shares in connection with staff shareholding plans or share incentives;

(4)   requesting the Company to purchase its own shares where shareholders object to the merger or demerger resolution of a general meeting;

(5)   issue of shares in connection with convertible bonds issued by the Company;

(6)   deemed necessary by the Company for protecting the Company’s value and shareholders’ interests;

(7)   other circumstances permitted by relevant laws and administrative regulations.

	The acquisition of its own shares by the Company pursuant to the foregoing paragraphs (1) or (2) shall be subject to approval at the general meeting by way of resolution; the acquisition of its own shares by the Company pursuant to the foregoing paragraphs (3), (5) or (6) shall be subject to approval by way of Board resolution at a Board meeting attended by more than two-thirds of the directors in accordance with the provisions of the Articles of Association or the mandate of the general meeting.	The acquisition of its own shares by the Company pursuant to the foregoing paragraphs (1) or (2) shall be subject to approval at the general meeting by way of resolution; the acquisition of its own shares by the Company pursuant to the foregoing paragraphs (3), (5) or (6) shall be subject to approval by way of Board resolution at a Board meeting attended by more than two-thirds of the directors in accordance with the provisions of the Articles of Association or the mandate of the general meeting.

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles

4	Article 57 The Shareholders’ general meeting shall have the following functions and powers:	Article 57 The Shareholders’ general meeting shall have the following functions and powers:

	(1) to decide on the Company’s operational policies and investment plans;	(1) to decide on the Company’s operational policies and investment plans;

	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

	(4) to examine and approve reports of the board of directors;	(4) to examine and approve reports of the board of directors;

	(5) to examine and approve reports of the supervisory committee;	(5) to examine and approve reports of the supervisory committee;

	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles

	(7) to examine and approve the Company’s profit distribution plans and plans for making up losses;	(7) to examine and approve the Company’s profit distribution plans and plans for making up losses;

	(8) to decide on increases or reductions in the Company registered capital;	(8) to decide on increases or reductions in the Company registered capital;

	(9) to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;	(9) to decide on matters such as merger, division, spin-off, change in company form, dissolution and liquidation of the Company;

	(10) to decide on the issue of debentures by the Company;	(10) to decide on the issue of debentures by the Company;

	(11) to decide on the appointment, dismissal and disengagement of the accountants of the Company;	(11) to decide on the appointment, dismissal and disengagement of the accountants of the Company;

	(12) to amend these articles of association;	(12) to amend these articles of association;

	(13) to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;	(13) to examine and approve changes in the use of proceeds;
	(14) to examine and approve changes in the use of proceeds;	(14) to examine and approve share incentive plan and employee share ownership plan of the Company;

	(15) to examine and approve share incentive plan of the Company;	(15) to examine the purchases and disposals of significant assets within one year exceeding 30% of the latest audited total assets of the Company;
	(16) to examine and approve major purchase, sale and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);	(16) to approve the external guarantees subject to Article 58;

	(17) to examine and approve external guarantees of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);	(17) to approve the financial assistance subject to Article 59;

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles

(18)  to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

(19)  to deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting. The general meeting shall not authorize the board of directors to perform statutory duties that the general meeting is supposed to perform.

(18)  to examine and approve the connected transaction amounting to more than RMB30 million, and exceeding 5% of the absolute value of the latest audited net assets of the Company (except for the provision of guarantees by the Company and the receipt of endowment in cash assets);

(19)  to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations, the listing rules of the place where the shares of the Company are listed, and provisions of these articles of association;

(20)  to deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting. The general meeting shall not authorize the board of directors to perform statutory duties that the general meeting is supposed to perform.

For the matters which can be exempted from or waived for consideration and disclosure under relevant provisions of laws, administrative regulations, and the listing rules of the place(s) where the Company’s shares are listed, the Company may be exempted from or apply for a waiver for being exempted from such consideration and disclosure under relevant provisions.

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles
5	Nil	Article 58 The provision of external guarantee by the Company shall be subject to consideration and approval by the general meeting if:

(1) the provision of any guarantee where the total amount of the external guarantee by the Company and its subsidiaries exceeds 50% of the latest audited net assets;

(2) the provision of any guarantee where the total amount of the external guarantee by the Company exceeds 30% of the latest audited total assets;

(3) any guarantee where the amount of the guarantee by the Company within one year exceeds 30% of the latest audited total assets;

(4) the provision of any guarantee to any guaranteed party with a gearing ratio exceeding 70%;

(5) the provision of any single guarantee in which the amount exceeds 10% of the latest audited net assets;

(6) the provision of guarantees to its shareholders, de facto controllers and their related parties.

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles
The abovesaid “guarantee” includes the guarantee to non-wholly owned subsidiaries, etc. For those external guarantees violating relevant laws and regulations, the approval authority and the consideration procedures under the Articles of Association, the Company shall take reasonable and effective measures to release itself from the obligation thereunder or rectify the guarantee in violation to reduce the loss of the Company and protect the interests of the Company and minority shareholders, while looking into the accountability of the relevant personnel.

6	Nil	Article 59 The following financial assistance (including interest-bearing or non-interest bearing loans, entrusted loans, etc.) provided by the Company are subject to the consideration and approval of the general meeting, if:

(1) a single financial assistance with the amount exceeding 10% of the latest audited net assets of the Company;

(2) the gearing ratio in the latest financial statement of the party receiving such assistance is in excess of 70%;

(3) the cumulative amount of financial assistance for the past 12 months exceeding 10% of the latest audited net assets of the Company.

LETTER FROM THE BOARD

Articles of Association
No.	Existing Articles	Revised Articles
If the target for assistance is a non-wholly owned subsidiary within the scope of consolidated financial statements of the Company and other shareholders of such non-wholly owned subsidiary are not the Company’s controlling shareholder, de facto controller and the related party, the above provisions shall not apply.

The Company shall not provide financial assistance to its related parties, unless the financial assistance is provided to a related investee company not controlled by the controlling shareholder or de facto controller of the Company and that other shareholders of the investee company also provide such financial assistance under the same conditions in proportion to their capital contribution. For the provision of financial assistance to such related investee company subject to the above paragraph by the Company, it shall be submitted to the general meeting for consideration.

If the financial assistance violates the relevant laws and regulations, the approval authority thereunder the Articles of Association or consideration procedures, the Company shall take reasonable and effective measures to release itself from the obligation thereunder or rectify the assistance in violation to reduce losses suffered by the Company, protect the interests of the Company and minority shareholders and look into the accountability of the relevant personnel.

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7	Article 59 Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year. Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months:	Article 61 Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year. Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months:

	(1) when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in these articles of association;	(1) when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in these articles of association;

	(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;	(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3) when shareholder(s) holding 10 percent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(3)   when shareholder(s), individually or in aggregate, holding 10 percent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

	(4) when deemed necessary by the board of directors or as requested by the supervisory committee.	(4) when deemed necessary by the board of directors or as requested by the supervisory committee;

(5) other circumstances subject to the laws, administrative regulations, departmental rules or the Articles of Association.

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Article 61 When the Company convenes a shareholders’ annual general meeting, shareholders holding 3 per cent or more of the total voting shares of the Company can within the timeline prescribed by laws and regulations and listing rules, propose new motions and submit to the board of directors in writing before the convening of the shareholders’ annual general meeting. The Company shall place those matters in the proposed motions submitted by shareholders within the prescribed timeline that are within the scope of functions and powers of the shareholders’ general meeting on the agenda.

A proposal for consideration at a Shareholders’ general meeting shall meet the following requirements:

(1)   its content does not contravene any laws or administrative regulations or these articles of association, and falls within the scope of the permissible matters for consideration at the Shareholders’ general meeting;

(2)   there is definite topic(s) and specific matter(s) for resolution; and

(3)   it is submitted or delivered to the board of directors in writing.

The board of directors shall take into account the best interests of the Company and the shareholders when examining each proposal for consideration at a Shareholders’ general meeting.

Article 63 When the Company convenes a shareholders’ annual general meeting, the Board, the Supervisory Committee and shareholders individually or jointly holding 3 per cent or above of the Company’s shares are entitled to submit proposals to the Company. Shareholders holding 3 per cent or more of the total voting shares of the Company can within the timeline prescribed by laws and regulations and listing rules, propose new motions and submit to the board of directors in writing before the convening of the shareholders’ annual general meeting. The Company shall place those matters in the proposed motions submitted by shareholders within the prescribed timeline that are within the scope of functions and powers of the shareholders’ general meeting on the agenda.

A proposal for consideration at a Shareholders’ general meeting shall meet the following requirements:

(1)   its content does not contravene any laws or administrative regulations or these articles of association, and falls within the scope of the permissible matters for consideration at the Shareholders’ general meeting;

(2)   there is definite topic(s) and specific matter(s) for resolution; and

(3)   it is submitted or delivered to the board of directors in writing.

The board of directors shall take into account the best interests of the Company and the shareholders when examining each proposal for consideration at a Shareholders’ general meeting.

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9	Article 73 Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.	Article 75 Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

	A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.	A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

	For significant matters to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.	For significant matters to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

	The Board of the Company, Independent Directors and those shareholders who have met the relevant requirements may openly collect voting rights from the Company’s shareholders. While collecting votes of the shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.	If the purchase of the Company’s voting shares by the shareholders violates the provisions under Clauses 63(1) and (2) of the Securities Law, the voting rights of such shares in excess of the prescribed proportion shall not be exercised within 36 months after the purchase, and shall not be counted in the total number of shares carrying voting rights represented by shareholders present at the general meeting.

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The Board of the Company, Independent Directors, shareholders with more than 1% of the voting shares or investor protection agencies established in accordance with laws, administrative regulations or the provisions of the CSRC may openly collect voting rights from the Company’s shareholders. While collecting votes of the shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights except under statutory conditions.

10	Article 74 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:	Article 76 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

	(1) by the chairman of the meeting;	(1) by the chairman of the meeting;

	(2) by at least two shareholders entitled to vote present in person or by proxy;	(2) by at least two shareholders entitled to vote present in person or by proxy;

	(3) by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.	(3) by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

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	Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.	Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

	The demand for a poll may be withdrawn by the person who makes such demand.	The demand for a poll may be withdrawn by the person who makes such demand.

	Subject to all applicable laws and administrative regulations, the board of directors, the independent directors and certain qualified shareholders may solicit proxies from the shareholders to vote at a Shareholders’ general meeting. The Company shall not impose a minimum shareholding percentage requirement on the solicitation of voting rights. No consideration shall be paid for any proxy and adequate information should be furnished to the shareholders whose proxies are solicited. The shareholders whose proxies are solicited should be encouraged to consult professional advisors. Any information that is furnished in connection with the solicitation of proxies must have been previously published and must be accurate and not misleading at the time of use.	The Company shall maximize the percentage of presence of public shareholders at any general meeting by various means including the provision of modern communication technologies such as online voting, under the permission of all applicable laws and regulations and/or the relevant regulatory authorities, satisfying all relevant provisions and on condition that the general meeting shall be held legally and validly.

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Subject to all applicable laws and administrative regulations, the board of directors, the independent directors and certain qualified shareholders may solicit proxies from the shareholders to vote at a Shareholders’ general meeting. The Company shall not impose a minimum shareholding percentage requirement on the solicitation of voting rights. No consideration shall be paid for any proxy and adequate information should be furnished to the shareholders whose proxies are solicited. The shareholders whose proxies are solicited should be encouraged to consult professional advisors. Any information that is furnished in connection with the solicitation of proxies must have been previously published and must be accurate and not misleading at the time of use.

11	Article 79 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:	Article 81 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

	(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;	(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

	(2) the issue of debentures of the Company;	(2) the issue of debentures of the Company;

	(3) the division, merger, dissolution and liquidation of the Company;	(3) the division, spin-off, merger, dissolution and liquidation of the Company;

	(4) amendments to these articles of association;	(4) amendments to these articles of association;

(5)   the share incentive scheme;

(6)   any other matters considered by the Shareholders’ general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

(5) the amount of purchases and disposals of significant assets or guarantee by the Company within one year exceeding 30% of the latest audited total assets of the Company;

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(6) the share incentive scheme;

(7)   any other matters considered by the Shareholders’ general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

12	Article 95 The Company shall have a board of directors. The board of directors shall consist of seven (7) to thirteen (13) directors. External directors (refer to directors who do not hold any office within the Company) shall represent more than one half of the board of directors including independent directors (refer to directors who are independent of the Shareholders and do not hold any office within the Company) not less than one third of the total number of directors and at least one of them shall be an accounting professional; the board of directors shall have one employee representative director.	Article 97 The Company shall have a board of directors. The board of directors shall consist of seven (7) to thirteen (13) directors. External directors (refer to directors who do not hold any office within the Company) shall represent more than half of the number of all members of the board of directors including independent directors (refer to directors who are independent of the Shareholders and do not hold any office within the Company) not less than one third of the total number of directors and at least one of them shall be an accounting professional; the board of directors shall have one employee representative director.

	The board of directors shall have one Chairman and one Vice-chairman.	The board of directors shall have one Chairman and one Vice-chairman.

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13	Article 96 Directors (excluding employee representative directors) shall be elected at the Shareholders’ general meeting. while employee representative directors shall be elected or removed by employee representative assembly. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon re-election.	Article 98 Directors (excluding employee representative directors) shall be elected at the Shareholders’ general meeting. while employee representative directors shall be elected or removed by employee representative assembly. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon re-election.

	The director (excluding employee representative director) candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the despatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting. Notice in writing of the intention to propose a person for election as a director and notice in writing by that person of his willingness to be elected shall have been given to the Company seven (7) days before the date of such Shareholders’ general meeting.	The director (excluding employee representative director) candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the despatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting. Notice in writing of the intention to propose a person for election as a director and notice in writing by that person of his willingness to be elected shall have been given to the Company seven (7) days before the date of such Shareholders’ general meeting.

	The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon reelection.	The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon reelection.

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	The Shareholders’ general meeting may by ordinary resolution remove any director (excluding employee representative director) before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.	The Shareholders’ general meeting may by ordinary resolution remove any director (excluding employee representative director) before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.

Any person appointed as a director by the board of directors to fill certain casual vacancy or to be addition to the members of the board of directors shall only take office until the next annual general meeting from the appointment, and shall then be eligible for re-election.

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Article 97 The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

Article 99 The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

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(6)   to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company;

(7)   to draw up plans for the merger, division or dissolution of the Company;

(8)   to decide on the establishment of the Company’s internal management structure;

(9)   to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration;

(10)  to establish the Company’s basic management system;

(11)  to formulate proposals for any amendments of the Company’s articles of association;

(6)   to formulate proposals for increases or reductions in the Company’s registered capital and the issue and listing of bonds and other securities;

(7)   to draw up plans for the significant acquisitions, acquisitions of the shares of the Company, or the merger, division, spin-off, dissolution and alteration of the form of the Company;

(8)   to approve the external guarantees other than those subject to Article 58;

(9)   to approve the financial assistance other than those subject to Article 59;

(10)  to examine and approve the connected transaction representing less than 5% of the absolute value of the latest audited net assets of the Company (except for the provision of guarantees by the Company and the receipt of endowment in cash assets);

(11)  other external investment, asset acquisition or disposal, assets pledge, entrusted wealth management, external donations, etc. other than those required examination and approval at the general meeting of the Company in accordance with the applicable laws and regulations in the place where the Company is listed and/or relevant regulatory authorities;

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(12)  to exercise any other powers conferred by the Shareholders’ general meetings.

Except the board of directors’ resolutions in respect of the matters specified in sub- paragraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Prior to making decisions on material issues of the Company, the board of directors shall first seek advice from the Party Committee of the Company in advance.

(12)  to decide on the establishment of the Company’s internal management structure;

(13)  pursuant to the chairman’s nominations to decide to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and determine their remuneration, etc. and pursuant to the general manager’s nominations to decide to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration, etc.;

(14)  to formulate the board of directors’ authorized management system;

(15)  to establish the Company’s basic management system;

(16)  to formulate proposals for any amendments of the Company’s articles of association;

(17)  to manage the disclosure of information of the Company;

(18)  to propose at the general meeting to engage or replace the accounting firm performing the audit for the Company;

(19)  to listen to the reporting on the works of the general manager of the Company and to perform checking on the works of the general manager;

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(20)  to exercise any other powers conferred by the Shareholders’ general meetings.

Except the board of directors’ resolutions in respect of the matters specified in sub- paragraphs (6), (7), (8), (9), (16) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Prior to making decisions on material issues of the Company, the board of directors shall first seek advice from the Party Committee of the Company in advance.

For the matters which can be exempted from or waived for consideration and disclosure under relevant provisions of laws, administrative regulations, and the listing rules of the place(s) where the Company’s shares are listed, the Company may be exempted from or apply for a waiver for being exempted from such consideration and disclosure under relevant provisions.

15	Nil	Article 100 For those external investment, asset acquisition or disposal, assets pledge, external guarantee, entrusted wealth management, connected transactions, external donations, etc. within the decision-making authority of the board of directors, the board of directors shall strictly conduct review and examination, perform corresponding decision-making procedures and obligation of information disclosure; for those major investments, review and examination shall be organized with relevant experts and professionals, and approval is needed upon reporting to the general meeting.

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16	Article 102 Meetings and extraordinary meetings of the board of directors shall be notified in the following ways:	Article 105 Meetings and extraordinary meetings of the board of directors shall be notified in the following ways:

	(1) No notice of directors’ regular meeting shall be required, if the time and place of regular meetings of the board of directors have been fixed by the board of directors in advance.	(1) No notice of directors’ regular meeting shall be required, if the time and place of regular meetings of the board of directors have been fixed by the board of directors in advance.

(2)   Notice of the time and place of a meeting of the board of directors for which the time and place have not otherwise been set in advance by the board of directors shall be sent by the Chairman through the secretary to the board of directors to each of the directors and the chairman of the supervisory committee by telex, telegram, facsimile, express delivery, registered mail or personal delivery not less than ten (10) days before such meeting.

(2)   Notice of the time and place of a meeting of the board of directors for which the time and place have not otherwise been set in advance by the board of directors shall be notified in advance by the Chairman through the secretary to the board of directors to each of the directors and the chairman of the supervisory committee by telex, telegram, facsimile, express delivery, registered mail or personal delivery. For regular meetings, the notice of meeting shall be sent not less than 14 days before such meeting; for provisional meetings, the notice of meeting shall be sent not less than 5 days before such meeting; for provisional meetings of the board of directors to be convened as soon as possible for emergency, the notice of meeting may be sent by telephone or other verbal means at any time, provided that the convener shall make explanation at the meeting.

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(3) Notice shall be in Chinese and, where necessary, in English also and shall include an agenda of the meeting.

(3)   The requirement of sending notices of meetings to directors in advance in accordance with this article may be waived with the consents from all of directors; moreover, where directors have attended the meetings, the notices of meetings shall be deemed to be received by directors in due course where no dissents due to failure of receiving the notices of meetings in due course have been raised before and upon the attendance of directors.

(4)   Notice shall be in Chinese and, where necessary, in English also and shall include an agenda of the meeting.

17	Article 107 The board of directors shall keep minutes of resolutions on matters discussed at meetings. The minutes shall be signed by the directors present at the meeting and the person who recorded the minutes. The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or these articles of association and results in the Company sustaining serious losses, the directors participating in the resolution are liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such director may be released from such liability.	Article 110 The board of directors shall keep minutes of resolutions on matters discussed at meetings. The minutes shall be signed by the directors and the secretary of the board of directors present at the meeting and the person who recorded the minutes. The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or these articles of association and results in the Company sustaining serious losses, the directors participating in the resolution are liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution when the resolution is voted on, and that such objection is recorded in the minutes of the meeting, such director may be released from such liability.

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18	Article 119 The directors, general manager, deputy general managers and financial controller shall not act concurrently as supervisors.	Article 122 The directors, general manager, deputy general managers and financial director shall not act concurrently as supervisors.

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Article 121 The supervisory committee shall be accountable to the Shareholders’ general meeting and exercise the following functions and powers in accordance with law:

(1)   to examine the Company’s financial situation;

(2)   to supervise the directors, general manager, deputy general managers and other senior administrative officers to see whether they act in contradiction with the laws, administrative regulations and these articles of association;

(3)   to demand rectification from a director, the manager or any other senior administrative officer when the acts of such persons are harmful to the Company’s interest;

(4)   to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the Shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a reexamination by the public certified accountants and practising auditors of the Company for the time being;

(5)   to propose to convene a shareholders’ extraordinary general meeting;

(6)   to propose a motion for a shareholders’ general meeting;

Article 124 The supervisory committee shall be accountable to the Shareholders’ general meeting and exercise the following functions and powers in accordance with law:

(1)   to examine the Company’s financial situation;

(2)   to supervise the directors, general manager, deputy general managers and other senior administrative officers to see whether they act in contradiction with the laws, administrative regulations and these articles of association, and to propose to dismiss the directors and senior administrative officers who violate the laws, administrative regulations, these articles of association or resolutions of the general meeting;

(3)   to demand rectification from a director, the manager or any other senior administrative officer when the acts of such persons are harmful to the Company’s interest;

(4)   to conduct the audit and raise the audit opinions in writing on the regular reports of the Company prepared by the board of directors; to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the Shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a reexamination by the public certified accountants and practising auditors of the Company for the time being;

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(7)   to represent the Company in negotiation with or bringing an action against a director;

(8)   other functions and powers specified in these articles of association.

Members of the supervisory committee shall be present at meetings of the board of directors.

(5)   to propose to convene a shareholders’ extraordinary general meeting;

(6)   to propose a motion for a shareholders’ general meeting;

(7)   to represent the Company in negotiation with or bringing an action against a director, senior administrative officer;

(8)   to investigate any irregularities in the operation of the Company and to engage accounting firms, law firms and other professional institutions to assist with the investigation when necessary at the expense of the Company;

(9)   other functions and powers specified in these articles of association.

Members of the supervisory committee shall be present at meetings of the board of directors.

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Article 140 In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1)   claim damages from the director, supervisor, general manager, deputy general manager or other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

(2)   rescind any contract or transaction entered into by the Company with the director, supervisor, general manager, deputy general manager or other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such director, supervisor, general manager, deputy general manager or other senior administrative officer);

(3)   demand an account of the profits made by the director, supervisor, general manager, deputy general manager or other senior administrative officer in breach of his duties;

(4)   recover any monies received by the director, supervisor, general manager, deputy general manager or other senior administrative officer to the use of the Company, including (without limitation) commissions; and

Article 143 The senior administrative officers of the Company shall perform their duties honestly and faithfully, and protect the maximum interests of the Company and all the shareholders, failing that or violating their fiduciary duties to cause any damage on the interests of the Company and the public shareholders shall hold them legally liable for the compensation.

In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1)   claim damages from the director, supervisor, general manager, deputy general manager or other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

(2)   rescind any contract or transaction entered into by the Company with the director, supervisor, general manager, deputy general manager or other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such director, supervisor, general manager, deputy general manager or other senior administrative officer);

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(5)   demand payment of the interest earned or which may have been earned by the director, supervisor, general manager, deputy general manager or other senior administrative officer on the monies that should have been paid to the Company.

(3)   demand an account of the profits made by the director, supervisor, general manager, deputy general manager or other senior administrative officer in breach of his duties;

(4)   recover any monies received by the director, supervisor, general manager, deputy general manager or other senior administrative officer to the use of the Company, including (without limitation) commissions; and

(5)   demand payment of the interest earned or which may have been earned by the director, supervisor, general manager, deputy general manager or other senior administrative officer on the monies that should have been paid to the Company.

21	Article 167 Before the convening of the Shareholders’ general meeting, the board of directors may fill any casual vacancy in the office of an accountants firm, but while any such vacancy continues, the surviving or continuing firms, if any, may act.	Article 170 Before the convening of the Shareholders’ general meeting, the board of directors may fill any casual vacancy in the office of an accountants firm, but while any such vacancy continues, the surviving or continuing firms, if any, may act. The accountants firm appointed by the board of directors shall be subject to the ratification at the general meeting.

22	Article 169 The remuneration of an accountants firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting. The remuneration of an accountants firm appointed by the board of directors shall be determined by the board of directors.	Article 172 The remuneration of an accountants firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting.

Note:

1.

The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

2.	After addition of certain articles, the subsequent articles shall be re-numbered.

LETTER FROM THE BOARD

IV.	PROPOSED AMENDMENTS TO THE RULES FOR PROCEDURES FOR GENERAL MEETINGS

Reference is made to the announcement of the Company dated 30 August 2022 in relation to, amongst others, the proposed amendments to the Rules for Procedures for General Meetings. On 30 August 2022, the Board considered and approved the resolutions to propose to the Shareholders amendment to certain provisions of the Rules for Procedures for General Meetings.

The full texts of the proposed amendments to the Rules for Procedures for General Meetings are set out below. The proposed amendments to certain provisions of the Rules for Procedures for General Meetings are still subject to consideration at the EGM.

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

1	Article 2 The Shareholders’general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law:	Article 2 The Shareholders’general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law:

	(1) to decide on the Company’s operational policies and investment plans;	(1) to decide on the Company’s operational policies and investment plans;

	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

	(4) to examine and approve reports of the board of directors;	(4) to examine and approve reports of the board of directors;

	(5) to examine and approve reports of the supervisory committee;	(5) to examine and approve reports of the supervisory committee;

	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;	(6) to examine and approve the Company’s proposed annual preliminary and final financial budgets;
	(7) to examine and approve the Company’s profit distribution plans and plans for making up losses;	(7) to examine and approve the Company’s profit distribution plans and plans for making up losses;

	(8) to decide on increases or reductions in the Company registered capital;	(8) to decide on increases or reductions in the Company registered capital;

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

(9)   to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)  to decide on the issue of debentures by the Company;

(11)  to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)  to amend the Articles of Association;

(13)  to examine and approve changes in the use of proceeds;

(14)  to examine and approve share incentive plan of the Company;

(15)  to consider motions raised by shareholders who represent 3 per cent or more (including 3 per cent) of the total shares of the Company carrying the right to vote;

(16)  to examine and approve major purchase, sale and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(17)  to approve external guarantees of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18)  to decide on other matters which require resolutions of the shareholders in a Shareholders’ general meeting according to relevant laws, administrative regulations and provisions of the articles of association;

(9)   to decide on the issue of debentures by the Company;

(10)  to decide on matters such as merger, division, spin-off, change in company form, dissolution and liquidation of the Company;

(11)  to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)  to amend the Articles of Association;

(13)  to examine and approve changes in the use of proceeds;

(14)  to examine and approve share incentive plan and employee shareholding scheme of the Company;

(15)  to examine and approve matters relating to the purchase or disposal of material assets by the Company within one (1) year in excess of 30% of the latest audited total assets of the Company;

(16)  to approve external guarantees as stipulated in Articles 3 of these Rules;

(17)  to approve matters relating to financial assistance as stipulated in Article 4 of these Rules;

(18)  to examine and approve connected transaction (excluding provision of guarantees or monetary assets received as donation) with a transaction value of more than RMB30 million and exceeding 5% of the absolute value of the latest audited net assets of the Company;

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

(19)  to deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in a Shareholders’ general meeting. A Shareholders’ general meeting shall not authorize the board of directors to perform statutory duties that a Shareholders’ general meeting is supposed to perform.

(19)  to examine and approve other matters which require resolutions of the shareholders in a Shareholders’ general meeting according to relevant laws, administrative regulations, the listing rules of the place where the Company’s shares are listed, and provisions of the articles of association;

(20)  to deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in a Shareholders’ general meeting. A Shareholders’ general meeting shall not authorize the board of directors to perform statutory duties that a Shareholders’ general meeting is supposed to perform.

For matters which can be exempted from examination and approval and disclosure under relevant provisions according to the laws, administrative regulations and relevant provisions of the listing rules of the place where the Company’s shares are listed, the Company may be exempted from or apply for a waiver for being exempted from examination and approval and disclosure of such matters according to relevant provisions.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
2	Nil	Article 3 The following external guarantees provided by the Company are subject to the examination and approval of the Shareholders’ general meeting:

(1)   any guarantees as provided after the total amount of external guarantees provided by the Company and its controlling subsidiaries reaches or exceeds 50% of the latest audited net assets of the Company;

(2) any guarantees as provided after the total amount of external guarantees provided by the Company reaches or exceeds 30% of the latest audited total assets of the Company;

(3) the amount guaranteed by the Company within one year in excess of 30% of the Company’s latest audited total assets;

(4) a guarantee provided for a guarantee object with a gearing ratio in excess of 70%;

(5) a single guarantee amount in excess of 10% of the latest audited net assets of the Company;

(6) a guarantee as provided to the shareholders, actual controllers and their connected party.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
The aforesaid “Guarantees” include those guarantees which are provided by the Company for its controlling subsidiaries. If the external guarantee violates the relevant laws and regulations, the approval authority under the Articles of Association and the deliberation procedures, the Company shall take reasonable and effective measures to release itself from the obligation thereunder or rectify the guarantee in violation to reduce losses sustained by the Company, protect the interest of the Company and minority shareholders and look into the accountability of the relevant personnel.

3	Nil	Article 4 The following financial assistance (including interest-bearing or non-interest bearing loans, entrusted loans, etc.) provided by the Company are subject to the examination and approval of the Shareholders’ general meeting.

(1) a single financial assistance amount in excess of 10% of the latest audited net assets of the Company;

(2) the latest financial statement of the funded object shows that the gearing ratio exceeds 70%;

(3) the cumulative amount of financial assistance in the last 12 months in excess of 10% of the Company’s latest audited net assets;

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
In the event that the funded object is a controlling subsidiary within the scope of the Company’s consolidated statements, and the other shareholders of the controlling subsidiary do not include the Company’s controlling shareholder, actual controllers and its affiliates, the aforesaid provisions may be exempted.

The Company shall not provide financial assistance to any connected party, except for financial assistance provided to an affiliated joint-stock company not controlled by the controlling shareholders and actual controllers of the Company whose other shareholders will provide financial assistance on the same conditions in proportion to their capital contributions. Where the Company provides financial assistance to any affiliated joint-stock company as defined under the preceding paragraph, the financial assistance shall be subject to the consideration and approval of the Shareholders’ general meeting.

If the financial assistance violates the relevant laws and regulations, the approval authority under the Articles of Association and the deliberation procedure, the Company shall take reasonable and effective measures to release itself from the obligation thereunder or rectify the financial assistance in violation to reduce losses sustained by the Company, protect the interest of the Company and minority shareholders and look into the accountability of the relevant personnel.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
4	Article 4 The board of directors shall convene an extraordinary general meeting within two months of the date of the occurrence of any one of the followings:	Article 6 The board of directors shall convene an extraordinary general meeting within two months of the date of the occurrence of any one of the followings:

	(1) when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in the articles of association;	(1) when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in the articles of association;

	(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;	(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3)   any shareholder(s) individually or jointly holding 10 percent or more (including 10%) of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(3)   any shareholder(s) individually or jointly holding 10 percent or more (including 10%) of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

	(4) when deemed necessary by the board of directors	(4) when deemed necessary by the board of directors

	(5) when proposed by the supervisory committee;	(5) when proposed by the supervisory committee;

	(6) other circumstances as provided by the Articles of Association.	(6) other circumstances as provided by the laws, administrative regulations, departmental rules or the Articles of Association.

	The number of shares held referred to in (3) above shall be calculated on the date when the shareholders put forward a written request.	The number of shares held referred to in (3) above shall be calculated on the date when the shareholders put forward a written request.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
5	Article 13 When a Shareholders’ general meeting is convened by the supervisory committee or by the shareholders, the board of directors and the secretary to the board of directors shall act in concert therewith. The board of directors shall provide the register of shareholders as on the record date. Where the board of directors does not provide a register of members, the convener may apply for obtaining it to the securities registration and clearing institution by providing relevant announcement on convention of a Shareholders’ general meeting. The register of members obtained by the convener may not be used for other purposes except convention of a general meeting.	Article 15 When a Shareholders’ general meeting is convened by the supervisory committee or by the shareholders, the board of directors and the secretary to the board of directors shall act in concert therewith. The board of directors will provide the register of shareholders as on the record date. Where the board of directors does not provide a register of members, the convener may apply for obtaining it to the securities registration and clearing institution by providing relevant announcement on convention of a Shareholders’ general meeting. The register of members obtained by the convener may not be used for other purposes except convention of a general meeting.

6	Article 17 Shareholder(s) either individually or jointly holding 3% or more of the Company’s issued and outstanding voting shares may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the Shareholders’ general meeting. However, subject to the requirement of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders not less than 14 business days before the date of holding the Shareholders’ general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular.	Article 19 When the Company convenes a Shareholders’ general meeting, the board of directors, the supervisory committee and shareholders individually or jointly holding 3% or more of the total shares of the Company are entitled to propose resolutions to the Company.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
	The aforesaid proposed resolutions shall be reviewed by the Company’s board of directors and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the Shareholders’ general meeting upon receipt of the proposed resolutions as soon as possible. If the board of directors considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the board of directors, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting.	Shareholder(s) either individually or jointly holding 3% or more of the Company’s issued and outstanding voting shares may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the Shareholders’ general meeting. However, subject to the requirement of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders not less than 14 business days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
No voting may take place and no resolutions may be made at the Shareholders’ general meeting on proposals which are not set out in the notice of general meeting or do not meet the requirements of Article 21 hereof.

The aforesaid proposed resolutions shall be reviewed by the Company’s board of directors and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the Shareholders’ general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the board of directors considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the board of directors, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting.

No voting may take place and no resolutions may be made at the Shareholders’ general meeting on proposals which are not set out in the notice of general meeting or do not meet the requirements of Article 21 hereof.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

7	Article 29 The notice of the Shareholders’ general meeting shall include the following contents:	Article 31 The notice of the Shareholders’ general meeting shall include the following contents:

	(1) it shall be made in writing;	(1) it shall be made in writing;

	(2) it shall specify the date, venue and time for the meeting;	(2) it shall specify the venue, date time for the meeting;

	(3) it shall state the matters to be discussed at the meeting;	(3) it shall state the matters to be discussed at the meeting;

(4)   it shall provide such information and explanations as are necessary for the Shareholders to make an informed decision on the proposals put before them. This principle shall include (but not limited to), where a proposal is made by the Company for merger, repurchase of shares, restructure of share capital, or reorganisation of the Company in any other way, the specific terms of the proposed conditions and contract, if any, and its cause and effect shall be conscientiously explained;

(5)   it shall contain a disclosure of the nature and extent, if any, of the material interests if any director, supervisor, general manager, deputy general manager and other senior administrative officers are materially interested in the matters for discussion. If the effects of the matters for discussion on them in their respective capacity as shareholders are different from the effects on the effects of other shareholders of the same class, the difference shall be set out;

(6)   it shall contain the full text of any special resolution proposed to be passed at the meeting;

(4)   it shall provide such information and explanations as are necessary for the Shareholders to make an informed decision on the proposals put before them. This principle shall include (but not limited to), where a proposal is made by the Company for merger, repurchase of shares, restructure of share capital, or reorganisation of the Company in any other way, the specific terms of the proposed conditions and contract, if any, and its cause and effect shall be conscientiously explained;

(5)   it shall contain a disclosure of the nature and extent, if any, of the material interests if any director, supervisor, general manager, deputy general manager and other senior administrative officers are materially interested in the matters for discussion. If the effects of the matters for discussion on them in their respective capacity as shareholders are different from the effects on the effects of other shareholders of the same class, the difference shall be set out;

(6)   it shall contain the full text of any special resolution proposed to be passed at the meeting;

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

(7)   it shall contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on his behalf and that a proxy need not be a shareholder;

(8)   it shall specify the time and address for lodging the proxy forms for the relevant meeting.

In case the Company holds a Shareholders’ general meeting and online voting is made available to the Shareholders, the time and procedures for online voting and the matters to be considered and approved shall be specified in the notice of general meeting.

(7)   it shall contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on his behalf and that a proxy need not be a shareholder;

(8)   it shall specify the time and venue for serving the proxy forms for the meeting;

(9)   it shall specify the record date of equity of the shareholders entitled to attend the Shareholders’ general meeting;

(10)  it shall specify the name and telephone number of the standing contact person of the meeting;

(11)  it shall specify the voting time and procedure of the Internet or any other means.

8	Article 30 Once the Board has issued a notice to convene a General Meeting, the General Meeting shall not be postponed without any grounds. If the Company must postpone the General Meeting due to special reasons, a notice of postponement shall be issued at least 5 working days before the original date of the General Meeting. In this notice of postponement, the Board shall provide the reasons therefor and the date of the postponed General Meeting.	Article 32 Once the Board has issued a notice to convene a General Meeting, the General Meeting shall not be postponed or canceled without any grounds. If the Company must postpone or cancel the General Meeting due to special reasons, an announcement shall be issued at least 2 working days before the original date of the General Meeting. In this announcement, the Board shall provide the reasons therefor.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
9

Article 39 The proxy form issued by shareholders to authorize other persons to attend the general meeting on their behalf shall clearly state the following:

(1)   The name of the proxy;

(2)   Whether the proxy has the right to vote;

(3)   Instructions to vote for, against or abstain from voting respectively on each motion of consideration listed on the agenda of the general meeting;

(4)   Whether there are voting rights on the temporary motions to be included in the agenda of general meeting, and if so, specific instructions on which voting rights shall be exercised;

(5)   The signing date and the period of validity of the proxy form;

(6)   The signature or seal of the appointing shareholder, if the appointing shareholder is a legal person, the seal of the legal person shall be affixed.

If the proxy form does not indicate or do not give specific instructions, it is deemed to be fully authorized, the proxy has the right to vote, and any voting results are the true representation of the shareholders.

Article 41 The proxy form issued by shareholders to authorize other persons to attend the general meeting on their behalf shall clearly state the following:

(1)   The name of the proxy;

(2)   Whether the proxy has the right to vote;

(3)   Instructions to vote for, against or abstain from voting respectively on each motion of consideration listed on the agenda of the general meeting;

(4)   Whether there are voting rights on the temporary motions to be included in the agenda of general meeting, and if so, specific instructions on which voting rights shall be exercised;

(5)   The signing date and the period of validity of the proxy form;

(6)   The signature or seal of the appointing shareholder, if the appointing shareholder is a legal person, the seal of the legal person shall be affixed.

Shareholders of the company or their proxies who vote at the General Meeting shall explicitly take one of the following stances when a proposal is put forward for voting: for, against or abstain. According to the requirement of relevant rules, the nominal holders of shares shall exercise their voting rights according to the different voting comments to the same resolution from the actual holders.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

10	Nil	Article 42 A registration record for attendants at the meeting shall be compiled by the Company. The registration record shall contain the names of attendants (or names of organizations), identity card numbers, residential addresses, the number of shares held or representing the voting rights and names (or name of organizations) of the proxies, etc.

11	Nil	Article 43 The convener and the lawyers engaged by the Company shall jointly verify the validity of the shareholders’ qualifications based on the register of members provided by the securities registration and clearing authorities, and shall register the names of the shareholders as well as the number of their voting shares. The registration for a meeting shall end before the chairman of the meeting announces the number of shareholders and proxies attending the meeting in person and the total number of their voting shares held.

12	Nil	Article 44 When holding a general meeting, all the directors, supervisors and secretaries to the board of directors of the Company shall attend. Managers and other senior managements shall be present at the meeting.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

13	Nil

Article 45 The general meeting shall be presided over by the chairman of the board of directors. Where the chairman of the board of directors is unable to discharge the duty or will not discharge the duty, the meeting shall be presided over by the vice chairman of the board. Where the vice chairman of the board is unable to discharge the duty or will not discharge the duty, more than one half of the directors shall jointly designate a director to preside over the meeting.

If a general meeting is convened by supervisory committee, the chairman of the supervisory committee shall preside over the meeting. If the chairman of the supervisory committee is unable to discharge the duty or will not discharge the duty, more than one half of the supervisors shall jointly designate a supervisor to preside over the meeting.

If a general meeting is convened by the shareholders themselves, the convener shall nominate a representative to preside over the meeting.

At a general meeting, if the chairman of the meeting contravenes the meeting procedures, making the general meeting impossible to proceed, with consent from more than one half of the attendant shareholders with voting rights, a person may be nominated at the general meeting to serve as the chairman and continue with the meeting.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

14	Article 48 Shareholders (including proxies) shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right.	Article 54 Shareholders (including proxies) shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right.

	When the general meeting considers matters that could materially affect the interest of middle and small investors, the votes by middle and small investors shall be counted separately, and the results of such separate vote counting shall be disclosed promptly.	When the general meeting considers matters that could materially affect the interest of middle and small investors, the votes by middle and small investors shall be counted separately, and the results of such separate vote counting shall be disclosed promptly.

	The Company’s Board of Directors, independent directors and the shareholders who comply with the relevant regulations may publicly solicit voting rights from shareholders. While soliciting voting rights from shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the shareholders from whom voting rights are being solicited. No consideration or other form of de facto consideration shall be offered for soliciting voting rights from shareholders. The Company shall not impose any limitation related to the minimum shareholding percentage on the solicitation of voting rights.	If a shareholder purchases the voting shares of the Company in violation of the provisions of paragraphs 1 and 2 of the Article 63 of the Securities Law, the exceeding part of regulated proportion cannot exercise the voting rights in the following 36 months after purchase and shall not be accounted into the total amount of voting shares presenting at the general meeting.
The Company’s Board of Directors, independent directors and shareholder(s) holding 1% or more of voting shares, or investor protection institutions established in accordance with laws, administrative regulations or the provisions of the CSRC may publicly solicit voting rights from shareholders. While soliciting voting rights from shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the shareholders from whom voting rights are being solicited. No consideration or other form of de facto consideration shall be offered for soliciting voting rights from shareholders. Except under conditions provided in the laws, the Company shall not impose any limitation related to the minimum shareholding percentage on the solicitation of voting rights.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
15

Article 49 Resolutions of the general meeting are divided into ordinary resolutions and special resolutions.

An ordinary resolution of a general meeting shall be passed by more than one half of the voting rights held by the shareholders (including proxies) present at the meeting.

A special resolution of a general meeting shall be passed by two-thirds or more of the voting rights held by the shareholders (including proxies) present at the meeting.

Shareholders (including proxies) attending the meetings shall explicitly take one of the following stances when a proposal is put forward for voting: for, against or abstain.

When any proxy of any shareholders shall abstain from voting or be limited to vote in favor of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.

Article 55 Resolutions of the general meeting are divided into ordinary resolutions and special resolutions.

An ordinary resolution of a general meeting shall be passed by more than one half of the voting rights held by the shareholders (including proxies) present at the meeting.

A special resolution of a general meeting shall be passed by two-thirds or more of the voting rights held by the shareholders (including proxies) present at the meeting.

Shareholders (including proxies) attending the meetings shall explicitly take one of the following stances when a proposal is put forward for voting: for, against or abstain, except that the securities registration and clearing institution, as the nominal holder of shares under the Mainland-Hong Kong Stock Connect, makes a declaration according to the intentions of the actual holders. Blank, wrong, illegible or uncast votes shall be deemed as the voters’ waiver of their voting rights, and the voting results representing the shares held by them shall be counted as “abstain”.

When any proxy of any shareholders shall abstain from voting or be limited to vote in favor of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

16	Article 51 The following matters shall be resolved by a special resolution at a general meeting:	Article 57 The following matters shall be resolved by a special resolution at a general meeting:

	(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;	(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

	(2) the issue of debentures of the Company;	(2) the issue of debentures of the Company;

	(3) the division, merger, change of form, dissolution and liquidation of the Company;	(3) the division, spin-off, merger, change of form, dissolution and liquidation of the Company;

	(4) amendments to the Articles of Association;	(4) amendments to the Articles of Association;

	(5) share incentive schemes;	(5) share incentive schemes;

	(6) acquisition or disposal of major assets or provision of guarantee by the Company within one year with the amount exceeding 30% of the total assets of the Company;	(6) acquisition or disposal of major assets or provision of guarantee by the Company within one year with the amount exceeding 30% of the latest audited total assets of the Company;

(7)   any other matters considered by the General meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

(7)   any other matters considered by the General meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

17	Article 52 Directors (excluding employee representative directors) will be elected at General meetings through cumulative voting. When directors are elected through cumulative voting at General meetings, the number of total votes that a shareholder can exercise is the product of the number of shares held by such shareholder, and the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at the General meetings based on the number of votes the director candidates receive.	Article 58 Directors (excluding employee representative directors) will be elected at General meetings through cumulative voting. When directors are elected through cumulative voting at General meetings, the number of total votes that a shareholder can exercise is the product of the number of shares held by such shareholder, and the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at the General meetings based on the number of votes the director candidates receive.

Shareholders attending the general meeting shall have the same number of votes as the number of Directors or Supervisors to be elected under each proposal group for each share held in the proposal subject to the cumulative voting. A shareholder can give all his or her votes to one candidate or divide his or her votes among several candidates.

Shareholders shall vote up to a limit of the number of votes in each resolution group. In the event that the number of votes cast by the shareholder exceeds the number of the votes he/she holds, or the shareholder casts votes in a number exceeding the number of candidates in the competitive election, the vote on such resolution shall be deemed invalid.

Shareholders with multiple shareholder accounts may vote online through any one of their accounts. The number of votes they are entitled to is calculated on the basis of the total shares of the same class under all of their shareholder accounts.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

18	Article 53 The General Meeting shall vote on each of the proposed resolutions set out in the agenda, and such voting shall not in any event be suspended or cancelled. Should there be more than one resolution on the same issue in the Annual General Meeting, voting shall be done according to the time sequence of the resolutions proposed.	Article 59 Save and except for the cumulative voting system, the General Meeting shall vote on each of the proposed resolutions set out in the agenda, and such voting shall not in any event be suspended or cancelled. Should there be more than one resolution on the same issue in the Annual General Meeting, voting shall be done according to the time sequence of the resolutions proposed.

19	Article 56 Where online voting is provided at the General meeting of the Company concurrently, the number of votes by shareholders or their proxies through online voting system of the General meeting shall be taken into the total number of votes of the General meeting together with the number of votes on site of the meeting and by other means as specified.	Article 62 Where online voting is provided at the General meeting of the Company concurrently, the number of votes by shareholders or their proxies through online voting system of the General meeting shall be taken into the total number of votes of the General meeting together with the number of votes on site of the meeting and by other means as specified. The voting right of the same share shall only be exercised once by the ways of on-site voting, online voting or other means of voting. In the case of repeated voting for the same share, only the first vote is valid.

20	Article 58 Before a resolution is voted, at least two representatives of the Shareholders and a supervisor shall be elected to participate in vote counting and scrutinising. Where a shareholder is related to the matter to be considered, the relevant Shareholders and their proxies shall not participate in the vote counting and scrutinising.	Article 64 Before a resolution is voted, at least two representatives of the Shareholders and a supervisor shall be elected to participate in vote counting and scrutinising. Where a shareholder has connection with the matter to be considered, the relevant Shareholders and their proxies shall not participate in the vote counting and scrutinising.

21	Article 61 The Directors and Secretary to the Board who attended the meeting, the convener or his/her representative and the chairman of the meeting shall sign the minutes and shall ensure that the meeting minutes are true, accurate and complete. The meeting minutes, signature book of the shareholders present in person, the instruments of appointment of proxies and valid information on votes cast online or by other means shall be kept permanently as records of the Company by the Secretary to the Board.	Article 67 The Directors, supervisors and Secretary to the Board who attended the meeting, the convener or his/her representative and the chairman of the meeting shall sign the minutes and shall ensure that the meeting minutes are true, accurate and complete. The meeting minutes, signature book of the shareholders present in person, the instruments of appointment of proxies and valid information on votes cast online or by other means shall be kept as records of the Company by the Secretary to the Board for a period of not less than 10 years.

LETTER FROM THE BOARD

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

22	Nil	Article 69 The resolutions of the General Meeting shall be announced in a timely manner, and the announcement shall indicate the number of shareholders and proxies that attended the meeting, the total number of voting shares and its proportion to the total share carrying voting rights of the Company, and the voting method, voting results of each resolution and details of each resolution passed.

23	Nil	Article 70 Where a resolution has not been adopted or the resolution of any previous general meeting has been modified in the current general meeting, a special explanation shall be made in the announcement on the resolutions of the general meeting.

24	Nil	Article 75 The general meeting authorizes the board of directors to compile a list of decision-making matters at the general meeting in accordance with the relevant provisions of the Company’s Articles of Association and these rules of procedure, and with reference to the relevant requirements of the listing regulatory rules of the place where the Company’s shares are listed.

Note:

1.

The amendments to the Rules for Procedures for General Meetings were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

2.	After addition of certain articles, the subsequent articles shall be re-numbered.

LETTER FROM THE BOARD

V.	PROPOSED AMENDMENTS TO THE RULES FOR MEETINGS OF THE BOARD

Reference is made to the announcement of the Company dated 30 August 2022 in relation to, amongst others, the proposed amendments to the Rules for Meetings of the Board. On 30 August 2022, the Board considered and approved the resolutions to propose to the Shareholders amendment to certain provisions of the Rules for Meetings of the Board.

The full texts of the proposed amendments to the Rules for Meetings of the Board are set out below. The proposed amendments to certain provisions of the Rules for Meetings of the Board are still subject to consideration at the EGM.

Rules for Meetings of the Board of Directors
No.	Existing Articles	Revised Articles

1	Article 1 Pursuant to relevant provisions of the Company Law of the People’s Republic of China (“Company Law”), Securities Law of the People’s Republic of China, Rules for the Governance of Listed Companies, Rules Governing the Listing of Stocks on Shanghai Stock Exchange (“Listing Rules”) and the Articles of Association of China Eastern Airlines Co., Ltd. (“Articles of Association”), with reference to the Model Rules of Proceeding for the Board of Listed Companies issued by Shanghai Stock Exchange《(上 海 證 券交易所上市公司董事會議事示範規則 》), the Company hereby establishes the Rules for Procedures for General Meetings, in order to further regulate the method of discussion and decision-making process of the Board of China Eastern Airlines Co., Ltd. (“the Company”), facilitate the directors and the Board to perform their duties and responsibilities, and improve the level of standard operation and scientific decision-making of the Board.	Article 1 Pursuant to relevant provisions of the Company Law of the People’s Republic of China (“Company Law”), Securities Law of the People’s Republic of China, Rules for the Governance of Listed Companies, Rules Governing the Listing of Stocks on Shanghai Stock Exchange (“Listing Rules”) and Self- regulatory Guidelines for the Companies Listed on the Shanghai Stock Exchange No. 1 – Standardized Operation and the Articles of Association of China Eastern Airlines Co., Ltd. (“Articles of Association”), with reference to the Model Rules of Proceeding for the Board of Listed Companies issued by Shanghai Stock Exchange《(上海證券交易所上市公 司 董 事 會 議 事 示 範規 則》), the Company hereby establishes the Rules for Procedures for General Meetings, in order to further regulate the method of discussion and decision-making process of the Board of China Eastern Airlines Co., Ltd. (“the Company”), facilitate the directors and the Board to perform their duties and responsibilities, and improve the level of standard operation and scientific decision- making of the Board.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

2

Article 3 The composition of the Board of directors

The Board of directors shall consist of seven (7) to thirteen (13) directors. External directors shall represent more than one-half of the Board of directors with not less than one-third of the Board of directors being independent directors and at least one of them shall be an accounting professional. The Board of directors shall have one Chairman and one Vice-chairman.

The Company established a system of independent directorship. Independent directors of the Company shall exercise special function and power according to law, administrative regulations and provisions of articles of association.

The Board of directors shall have one employee representative director who shall be elected or removed by employee representative meeting. Employee representative director shall fulfil special responsibility according to the law, administrative regulations and provisions of the Articles of Association.

Article 3 The composition of the Board of directors

The Board of directors shall consist of seven (7) to thirteen (13) directors. The number of external directors shall be more than one- half of the Board of directors with not less than one-third of the Board of directors being independent directors and at least one of them shall be an accounting professional. The Board of directors shall have one Chairman and one Vice-chairman.

The Company established a system of independent directorship. Independent directors of the Company shall exercise special function and power according to law, administrative regulations and provisions of articles of association.

The Board of directors shall have one employee representative director who shall be elected or removed by employee representative meeting. Employee representative director shall fulfil special responsibility according to the law, administrative regulations and provisions of the Articles of Association.

The total number of directors being senior management of the Company or as employee representatives shall be below half of the total number of directors of the Company.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

3

Article 4 Exercise of authority by the Board of Directors

The Board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

(6)   to formulate proposals for increases or reductions in the Company’s registered capital, the issue of debentures or the securities and listing plan of the Company;

(7)   to draw up plans for the merger, division and dissolution of the Company;

(8)   to decide on the establishment of the Company’s internal management structure;

Article 4 Exercise of authority by the Board of Directors

The Board of directors shall exercise the authority within the scope of the Company Law, the Articles of Association and the rules:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

(6)   to formulate proposals for increases or reductions in the Company’s registered capital, the issue of debentures or the securities and listing plan of the Company;

(7)   to draw up plans for major acquisition, repurchase of the Company’s shares or the merger, division, spin-off, dissolution and change of the form of the Company;

(8)   to approve matters relating to external guarantees, except those stated in Article 58 of the Articles of Association;

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

(9)   to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary to the Board, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller, general legal counsel and other senior management of the Company of the Company and decide on their remuneration;

(10)  to establish the Company’s basic management system;

(11)  to formulate proposals for any amendments of the Company’s articles of association;

(12)  to exercise any other powers conferred by the Articles of Associations.

Except the Board of directors’ resolutions in respect of the matters specified in subparagraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the Board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

The directors shall act as authorized by the general meetings and the Articles of Association, and shall not make any resolution beyond authority.

Prior to making decisions on material issues of the Company, the Board shall seek advice from the Party Committee of the Company in advance.

(9)   to approve matters relating to financial assistance, except those stated in Article 59 of the Articles of Association;

(10)  to consider and approve the connected transactions below 5% of the absolute value of the latest audited net assets of the Company (excluding the provision of guarantees and the receipt of endowment in cash assets by the Company);

(11)  to consider and approve matters relating to external investments, acquisitions and disposals of assets, asset mortgages, consigned financial management and external donations, except those which shall be approved by the general meeting of the Company pursuant to the applicable laws and regulations of the places where the shares are listed and/or requirements of the relevant regulatory authorities;

(12)  to decide on the establishment of the Company’s internal management structure;

(13)  Pursuant to the Chairman’s nomination, to appoint or dismiss the Company’s general manager and the secretary to the Board, and decide on matters such as their remuneration, and pursuant to the general manager’s nominations, to appoint or dismiss the deputy general manager and the financial controller, general legal counsel and other senior management of the Company of the Company and decide on matters such as their remuneration;

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

(14)  to establish the authorization management system of the Board;

(15)  to establish the Company’s basic management system;

(16)  to formulate proposals for any amendments of the Company’s articles of association;

(17)  to manage information disclosure of the Company;

(18)  to propose the appointment or removal of the Company’s auditors to the general meetings;

(19)  to hear the work report and inspect the work of the general manager of the Company;

(20)  to exercise any other powers conferred by the Articles of Associations.

Except the Board of directors’ resolutions in respect of the matters specified in subparagraphs (6), (7), (8), (9), (16) of this Article which shall be passed by more than two-thirds of all the directors, the Board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

The directors shall act as authorized by the general meetings and the Articles of Association, and shall not make any resolution beyond authority.

Prior to making decisions on material issues of the Company, the Board shall seek advice from the Party Committee of the Company in advance.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

For matters which can be exempted from consideration and disclosure under the laws, administrative regulations and relevant provisions of the stock exchanges where the shares of the Company are listed, the Company may be exempted from or apply for a waiver for being exempted from consideration and disclosure of such matters as connected transactions under the relevant provisions.

4	Nil	Article 5 For external investments, acquisitions and disposals of assets, asset mortgages, external guarantees, consigned financial management, connected transactions and external donations within the scope of authority of the Board of Directors, the Board of Directors shall strictly review and perform the corresponding decision-making procedures and information disclosure obligations; for material investment projects, the Board of Directors shall organize relevant experts and professionals to conduct assessment for approval at the general meeting.

5

Article 8 Regular meetings

Meetings of the Board of Directors comprise regular meetings and extraordinary meetings.

Regular meetings shall be held at least four times per year, i.e. about one meeting per quarter. Regular meetings shall be convened by the Chairman. Regular meetings shall not be convened only by way of written signatures of Directors.

Article 9 Regular meetings

Meetings of the Board of Directors comprise regular meetings and extraordinary meetings.

Regular meetings shall be held at least four times per year, i.e. about one meeting per quarter. Regular meetings shall be convened by the Chairman. Regular meetings shall be convened in the form of physical meetings in principle, except for exceptional circumstances.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

6

Article 16 Convening of meetings

The meeting of the Board of Directors shall be held only if more than half of directors are present. If the relevant directors refuse or neglect to attend meetings and meetings cannot meet the quorum required for the convening the meeting, the Chairman and the secretary to the Board shall promptly report to the regulatory authorities.

Supervisors, general manager and other senior management shall attend the meeting of the Board of Directors. If deemed necessary by the presider of the meeting, he/she shall notify other relevant person to attend the meeting of the Board of Directors.

Article 17 Convening of meetings

The meeting of the Board of Directors shall be held only if more than half of directors are present. If the relevant directors refuse or neglect to attend meetings and meetings cannot meet the quorum required for the convening the meeting, the Chairman and the secretary to the Board shall promptly report to the regulatory authorities.

The leadership team of the Company, including the supervisors, general manager and other senior management, may attend the meeting of the Board of Directors. If deemed necessary by the presider of the meeting, he/ she shall notify other relevant person to attend the meeting of the Board of Directors.

7

Article 17 Attending in person and attending by proxy

The directors, in principle, shall attend the meeting of the Board of Directors in person.

Any director who cannot attend the meeting due to some reasons shall review the meeting materials in advance and form his/her definite opinions and authorize any other director to attend with a power of attorney. Directors shall not make or accept the appointment or carte blanche without any voting intention on the resolutions, or any appointment that are not well-defined.

Article 18 Attending in person and attending by proxy

The directors, in principle, shall attend the meeting of the Board of Directors in person. Attendance in person includes attendance in person on site or by correspondence. In the event that a director attends less than two-thirds of the meetings of the Board of Directors of the current year in person within a year, the Supervisory Committee of the Company shall review the fulfillment of his/her duties, and make a resolution on and announce whether he/she is diligent and responsible.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors
No.	Existing Articles	Revised Articles

The power of attorney shall specify:

(1)   The names of the appointor and proxy;

(2)   Brief comments of the appointor on each resolution;

(3)   The appointor’s scope of authority and instructions on voting on the resolutions;

(4)   Signature of the appointor and date, etc.

The director who authorizes other director to sign the written opinions for confirmation of the regular report shall make a special authorization in the power of attorney.

The proxy shall present the written power of attorney to the presider of the meeting and state the entrusted attendance in the meeting registration book.

Where a director is unable to attend the meeting of the Board of Directors and has not appointed a proxy to attend the meeting on his/her behalf, he/she shall be deemed to have waived his rights to vote at the meeting.

The meeting of the Board of Directors can be held by way of videophone conference, and as long as directors attending the meeting can communicate effectively through videophone, all of the directors attending the meeting shall be deemed as attending in person.

Any director who cannot attend the meeting due to some reasons shall review the meeting materials in advance and form his/her definite opinions and authorize any other director to attend with a power of attorney. Directors shall not make or accept the appointment or carte blanche without any voting intention on the resolutions, or any appointment that are not well-defined. The liability of a director relating to his/her voting on resolutions cannot be waived by attending the meeting by a proxy.

The power of attorney shall specify:

(1)   The names of the appointor and proxy;

(2)   Brief comments of the appointor on each resolution;

(3)   The appointor’s scope of authority and instructions on voting on the resolutions;

(4)   Signature of the appointor and date, etc.

The proxy shall present the written power of attorney to the presider of the meeting and state the entrusted attendance in the meeting registration book.

Where a director fails to attend the meeting of the Board of Directors and has not appointed a proxy to attend the meeting on his/her behalf, he/she shall be deemed to have waived his rights to vote at the meeting.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors
No.	Existing Articles	Revised Articles
8	Nil

Article 28 Authorization matters of the Board

When the Board considers and approves authorization matters, directors shall make prudent judgements on the scope, validity, rationality and risks of authorization and pay close attention to whether the scope of authorization exceeds those stipulated in the Articles of Association, the Rules for Procedures for General Meetings and Rules for Meeting of the Board of Directors and whether the authorization matters involves material risk. The directors shall continuously monitor the execution of the authorization matters.

9	Nil

Article 30 Special requirements relating to regular reports

When the Board considers and approves the regular reports, the directors shall read the entire text diligently and focus on whether the contents is real, accurate and complete or contain any material misstatement, omission or any unusual circumstance on the main financial auditing information; and pay attention to whether the report of the Board of directors comprehensively analyzed the financial condition and operating results of the Company and fully disclosed material matters and uncertainties that may impact the Company.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors
No.	Existing Articles	Revised Articles

Directors shall comply with the laws and sign the written confirmation of opinion on the regular reports, and shall not authorize others to sign or refuse to sign on the grounds of having objection to the contents of regular reports or disagreement with the auditor.

Where the director cannot warrant the truthfulness, accuracy and completeness of the contents of the regular reports or has disagreement, he/she shall express the opinion on the written confirmation of opinion and specify the reasons, and the Board of Directors and the Supervisory Committee of the Company shall make an announcement and explain the matters involved and the impact on the Company.

10

Article 33 Signature of Directors

The attending Directors shall sign the minutes of the meeting of the Board of Directors for confirmation on behalf of themselves and the directors who appoint them to attend. Any director who has dissenting opinions on the minutes of the meeting of the Board of Directors shall make a written explanation when signing the minutes. If necessary, he/she shall report to the regulatory authorities in a timely manner or make a public statement.

Where any director fails to sign for confirmation as preceding article stipulates and make a written explanation on his/her dissenting opinions, or fails to report to the regulatory authorities or make a public statement, he/she shall be deemed to have fully agreed to the contents of the minutes of the meeting.

Article 36 Signature of Directors

The minutes of the meeting of the Board of Directors shall be true, accurate and complete, fully reflecting the opinions made by personnel attending the meeting on the matters considered and approved, and directors, the secretary of the Board of Directors and person taking minutes who attended the meeting shall sign the minutes of the meeting.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors
No.	Existing Articles	Revised Articles
11

Article 34 Liability of signature of directors

Directors shall assume responsibility for the resolutions of the Board. If a resolution of the Board violates the laws, administrative regulations or the Articles of Association of the Company and causes material damages to the Company, directors participated in the voting shall be liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution during voting and such objection is recorded in the minutes of the meeting, the director may be released from such liability.

Article 37 Liability of signature of directors

Directors shall assume responsibility for the resolutions of the Board. If a resolution of the Board violates the laws, administrative regulations or the Articles of Association of the Company and causes material damages to the Company, directors participated in the voting shall be liable to compensate the Company. However, if it can be proven that a director expressly objected to the resolution during voting and such objection is recorded in the minutes of the meeting, the director may be released from such liability. Dissenting directors shall report to the stock exchange and the relevant regulatory authorities in a timely manner.

12

Article 36 Execution of resolutions

The Chairman shall supervise the relevant personnel in implementing the resolutions of the Board, inspect the implementation status of the resolutions, and announce at subsequent meeting of the Board of Directors the execution status of the formed resolutions.

Article 39 Execution of resolutions

The Chairman shall supervise the relevant personnel in implementing the resolution of the Board, inspect the implementation status of the resolutions, and announce at subsequent meeting of the Board of Directors the execution status of the formed resolutions.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors
No.	Existing Articles	Revised Articles

Where any of the following circumstances is discovered during execution, directors shall report to the Board of directors in a timely manner and propose to the Board of directors to take measures:

(1)   Material changes in the environment and conditions of implementation, resulting in the resolutions cannot be implemented or the continued implementation of the resolutions would result in damage to the Company’s interest;

(2)   The actual execution status is inconsistent with the contents of the relevant resolution, or material risk is discovered during execution;

(3)   There are material differences between the actual progress of execution and the relevant resolutions, and it is unlikely to achieve the expected results with continued implementation of the resolutions.

LETTER FROM THE BOARD

Rules for Meetings of the Board of Directors

No.	Existing Articles	Revised Articles

13

Article 38 Supplementary Provisions

The terms “more than”, “within”, “less than” used in the Rules shall include the number itself, and the term “not less than” shall not include the number itself.

The Rules and amendments thereto are attached as an appendix to the Articles of Association, and shall be formulated by the Board of directors and shall come into effect upon approval at the general meeting. Any matter not covered herein shall be dealt with in accordance with the provisions of relevant laws, regulations and the Articles of Association; in case of any conflict between the Rules and the provisions of relevant laws, regulations and the Articles of Association, it shall be dealt with in accordance with the provisions of relevant laws and administrative regulations and the Rules shall be amended and presented to the general meeting for consideration and approval in a timely manner.

The Rules for the Meeting of the Board of Directors, the Proceedings of the Meeting of the Board of Directors and the Rules for document preparation for the Meeting of the Board of Directors previously formulated by the Company shall automatically lapse upon the effective date of the Rules.

The Rules are subject to the interpretation by the Board of Directors.

Article 41 Supplementary Provisions

The general meeting authorizes the Board of directors to prepare the list of decision- making matters of the Board of directors and the list of decision-making matters of the general manager authorized by the Board of directors in accordance with the relevant provisions of Articles of Association of the Company, the Rules for Meetings of the Board of Directors.

The terms “more than” used in the Rules shall include the number itself, and the term “less than”, “exceeding”, “below” shall not include the number itself.

The Rules and amendments thereto are attached as an appendix to the Articles of Association, and shall be formulated by the Board of directors and shall come into effect upon approval at the general meeting. Any matter not covered herein shall be dealt with in accordance with the provisions of relevant laws, regulations and the Articles of Association; in case of any conflict between the Rules and the provisions of relevant laws, regulations and the Articles of Association, it shall be dealt with in accordance with the provisions of relevant laws and administrative regulations and the Rules shall be amended and presented to the general meeting for consideration and approval in a timely manner.

The Rules are subject to the interpretation by the Board of Directors.

Note:

1.

The amendments to the Rules for Meetings of the Board of Directors were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

2.	After the addition of certain articles, the subsequent articles shall be renumbered accordingly.

LETTER FROM THE BOARD

VI. PROPOSED AMENDMENTS TO THE RULES FOR MEETINGS OF THE SUPERVISORY COMMITTEE

Reference is made to the announcement of the Company dated 30 August 2022 in relation to, amongst others, the proposed amendments to the Rules for Meetings of the Supervisory Committee. On 30 August 2022, the Board considered and approved the resolutions to propose to the Shareholders amendment to certain provisions of the Rules for Meetings of the Supervisory Committee.

The full texts of the proposed amendments to the Rules for Meetings of the Supervisory Committee are set out below. The proposed amendments to certain provisions of the Rules for Meetings of the Supervisory Committee are still subject to consideration at the EGM.

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

1	Article 8 If the resignation of a supervisor causes the number of the supervisory committee of the Company to be less than the minimum number prescribed by law or the Articles of Association, the letter of resignation of such supervisor shall take effect after the next supervisor fills his/her vacancy. The Company shall convene an extraordinary general meeting or an employee representative assembly for election of a new supervisor as soon as possible. Until the general meeting or the employee representative assembly has resolved on the election of the supervisor, the functions and powers of such supervisor who has tendered his resignation shall be subject to reasonable restrictions.	Article 8 If the resignation of a supervisor causes the number of the supervisory committee of the Company to be less than the minimum number prescribed by law or the Articles of Association, or the resignation of an employee representative supervisor causes the number of employee representative supervisors to be less than one third of the members of the Supervisory Committee, the letter of resignation of such supervisor shall take effect after the next supervisor fills his/her vacancy. The Company shall convene an extraordinary general meeting or an employee representative assembly for election of a new supervisor as soon as possible. Until the general meeting or the employee representative assembly has resolved on the election of the supervisor, the functions and powers of such supervisor who has tendered his resignation shall be subject to reasonable restrictions.

LETTER FROM THE BOARD

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

2	Nil

Article 9 If a supervisor is prohibited from serving as a supervisor as stipulated in the Company Law during his/her term of office, or is prohibited by the CSRC from the market for serving as a supervisor of a listed company and the ban period has not expired, such supervisor shall immediately cease to perform his/her duties and the Company shall dismiss his/her position according to the corresponding regulations; if a supervisor is prohibited from serving as a supervisor during his/her term of office under other laws and regulations and as stipulated by the Shanghai Stock Exchange, the Company shall dismiss him/her from his/her position within one (1) month from the date of the occurrence of such fact.

Where such supervisor shall be removed from office but has not yet been removed, and if he/she attends and votes at a meeting of the Supervisory Committee, the vote he/ she casts shall be invalid and shall not be included in the attendance.

If more than half of the supervisors of the Company should resign during their term of office, upon application by the Company and with the consent of the Shanghai Stock Exchange, the resignation period of such supervisors may be appropriately extended, but the maximum extension period shall not exceed three (3) months.

LETTER FROM THE BOARD

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

3

Article 12 The Supervisory Committee is the organ of supervision of the Company and shall be accountable to the shareholders’ general meeting and exercise the following functions and powers:

(1)   to supervise and examine the Company’s financial situation;

(2)   to supervise the act of the directors, general manager and other senior administrative officers who perform the Company’s duties. To suggest the removal of the directors and senior administrative officers who violate any laws, administrative regulations, the Articles of Association or resolutions passed in the shareholders’ general meeting;

(3)   to demand rectification from a director, the general manager or any other senior administrative officer when the acts of such persons are harmful to the Company’s interest; if necessary, to reflect to the board of directors and the shareholders’ general meeting or to report to the relevant competent authorities;

Article 12 The Supervisory Committee is the organ of supervision of the Company and shall be accountable to the shareholders’ general meeting and exercise the following functions and powers:

(1)   to supervise and examine the Company’s financial situation;

(2)   to supervise the act of the directors, general manager and other senior administrative officers who perform the Company’s duties. To suggest the removal of the directors and senior administrative officers who violate any laws, administrative regulations, the Articles of Association or resolutions passed in the shareholders’ general meeting;

(3)   to demand rectification from a director, the general manager or any other senior administrative officer when the acts of such persons are harmful to the Company’s interest; if necessary, to reflect to the board of directors and the shareholders’ general meeting or to report to the relevant competent authorities;

LETTER FROM THE BOARD

Rules for Meetings of the Supervisory Committee

No.	Existing Articles	Revised Articles

(4)   to review the Company’s periodical reports prepared by the board of directors and to express its review opinions in writing in accordance with the requirement of the regulatory rules of the place where the Company is listed. To verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a re- examination by certified public accountants or practicing auditors;

(5)   to propose convening of an extraordinary general meetings and convene and preside over a shareholders’ general meeting in the event that the board of directors fails to act in accordance with the Articles of Association to convene and preside over the shareholders’ general meeting;

(6)   to propose a motion for a shareholders’ general meeting;

(7)   to present at meetings of the board of directors;

(8)   to institute litigation against a director and senior administrative officer in accordance to the Company Law;

(4)   to review the Company’s periodical reports prepared by the board of directors and to express its review opinions in writing in accordance with the requirement of the regulatory rules of the place where the Company is listed. The written review opinions shall state whether the report preparation and review procedures comply with relevant regulations and whether the content is true, accurate and complete. To verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a re-examination by certified public accountants or practicing auditors;

(5)   to propose convening of an extraordinary general meetings and convene and preside over a shareholders’ general meeting in the event that the board of directors fails to act in accordance with the Articles of Association to convene and preside over the shareholders’ general meeting;

(6)   to propose a motion for a shareholders’ general meeting;

(7)   to present at meetings of the board of directors;

(8)   to institute litigation against a director and senior administrative officer in accordance to the Company Law;

LETTER FROM THE BOARD

Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles

(9)   to submit proposals to the shareholders’ general meetings and nominate independent directors;

(10)  to investigate into any abnormalities in operation of the Company;

(11)  other functions and powers in accordance with laws, administrative regulations, departmental rules and delegated by the Articles of association and the shareholders’ general meeting.

(9)   to submit proposals to the shareholders’ general meetings and nominate independent directors;

(10)  to investigate into any abnormalities in operation of the Company;

(11)  other functions and powers in accordance with laws, administrative regulations, departmental rules and delegated by the Articles of association and the shareholders’ general meeting.

4	Nil	Article 13 If a director attends less than two-thirds of the total meetings of the board of directors in person within one (1) year, the Supervisory Committee shall review the performance of his/her duties and make decision on whether he/she has exercised due diligence and make an announcement.

5

Article 25 Contents of a notice of the meeting

A written notice of the meeting shall at least include the followings:

(1)   the date, venue and duration of the meeting;

(2)   the reasons for and matters (proposals) to be considered at the meeting;

(3)   the convener and the presider of the meeting, the proponent of the extraordinary meeting as well as its written proposals;

(4)   meeting materials necessary for the supervisors’ voting;

Article 26 Contents of a notice of the meeting

A written notice of the meeting shall at least include the followings:

(1)   the date, venue and duration of the meeting;

(2)   the reasons for and matters (proposals) to be reviewed at the meeting;

(3)   the convener and the presider of the meeting, the proponent of the extraordinary meeting as well as its written proposals;

(4)   meeting materials necessary for the supervisors’ voting;

LETTER FROM THE BOARD

Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles

	(5) the requirement on that a supervisor shall attend the meeting in person; (6) the contact person and contact information; (7) the date when the notice is served.	(5) the requirement on that a supervisor shall attend the meeting in person; (6) the contact person and contact information; (7) the date when the notice is served.

6

Article 26 Form in which a meeting is convened

The meeting of the Supervisory Committee shall be held on-site.

In case of emergencies, the meetings of the Supervisory Committee may vote by correspondence, however, the convener of the Supervisory Committee (presider of the meeting) shall describe the emergency in details to present supervisors. In case of voting by correspondence, the supervisors shall fax their written opinions on the matters under consideration and the voting intents to the Office of the Supervisory Committee or persons delegated by the Supervisory Committee after confirmation by signature. The supervisors shall not provide their voting intents only without written opinions or the reason for voting.

Article 27 Form in which a meeting is convened

The meeting of the Supervisory Committee shall be held on-site.

In case of emergencies, the meetings of the Supervisory Committee may vote by correspondence, however, the convener of the Supervisory Committee (presider of the meeting) shall describe the emergency in details to present supervisors. In case of voting by correspondence, the supervisors shall fax their written opinions on the matters under review and the voting intents to the Office of the Supervisory Committee or persons delegated by the Supervisory Committee after confirmation by signature. The supervisors shall not provide their voting intents only without written opinions or the reason for voting.

7	Article 28 Consideration procedures at a meeting The presider of the meeting shall submit to request the attending supervisors to express their clear opinions on the resolutions.	Article 29 Review procedures at a meeting The presider of the meeting shall submit to request the attending supervisors to express their clear opinions on the resolutions.

LETTER FROM THE BOARD

Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles

8

Article 31 Minutes of meeting

The office staff of the Supervisory Committee or persons delegated by the Supervisory Committee shall earnestly prepare the minutes of on-site meetings. The minutes of meeting shall include the followings:

(1)   the number of sessions, time, venue of the meeting and the form in which it is convened;

(2)   the delivery of the notice on the meeting;

(3)   the convener and the presider of the meeting;

(4)   attendance at meeting;

(5)   proposals considered at the meeting, the gist of every supervisor’s speaking and main opinions in respect of relevant matters and voting intents for the proposals;

(6)   the voting method and results of each proposal (the number of affirmative, negative and abstaining votes shall be specifically indicated);

(7)   such other matters which the attending supervisors consider necessary to record.

For a meeting of the Supervisory Committee convened by correspondence, the Office of the Supervisory Committee or person delegated by the Supervisory Committee shall organize the minutes of meeting with reference to the aforesaid requirements.

Article 32 Minutes of meeting

The office staff of the Supervisory Committee or persons delegated by the Supervisory Committee shall earnestly prepare the minutes of on-site meetings. The minutes of meeting shall include the followings:

(1)   the number of sessions, time, venue of the meeting and the form in which it is convened;

(2)   the delivery of the notice on the meeting;

(3)   the convener and the presider of the meeting;

(4)   attendance at meeting;

(5)   proposals reviewed at the meeting, the gist of every supervisor’s speaking and main opinions in respect of relevant matters and voting intents for the proposals;

(6)   the voting method and results of each proposal (the number of affirmative, negative and abstaining votes shall be specifically indicated);

(7)   such other matters which the attending supervisors consider necessary to record.

For a meeting of the Supervisory Committee convened by correspondence, the Office of the Supervisory Committee or person delegated by the Supervisory Committee shall organize the minutes of meeting with reference to the aforesaid requirements.

LETTER FROM THE BOARD

Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles

9

Article 32 Signature of supervisors

The attending supervisors shall sign their names on the minutes of meeting for confirmation. If any supervisor holds dissenting opinions to the minutes of meeting, he/she may make a written explanation when signing his/her name. Where necessary, the supervisor may report the same to the regulatory authority or deliver a public declaration.

If any supervisor refuses to give confirmation by signature in accordance with the preceding paragraph, nor does he/she express dissenting opinions with written explanation, report his/her dissenting opinions to the regulatory authority or deliver a public declaration, such supervisor shall be deemed to be in total agreement with the contents of the minutes of meeting.

Article 33 Signature of supervisors

The attending supervisors and the person taking the minutes shall sign their names on the minutes of meeting for confirmation. If any supervisor holds dissenting opinions to the minutes of meeting, he/she may make a written explanation when signing his/her name. Where necessary, the supervisor may report the same to the regulatory authority or deliver a public declaration.

If any supervisor refuses to give confirmation by signature in accordance with the preceding paragraph, nor does he/she express dissenting opinions with written explanation, report his/her dissenting opinions to the regulatory authority or deliver a public declaration, such supervisor shall be deemed to be in total agreement with the contents of the minutes of meeting.

Notes:

1.

The amendments to the Rules for Meetings of the Supervisory Committee were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

2.	After addition of certain articles, the subsequent articles shall be re-numbered.

LETTER FROM THE BOARD

VII.	GENERAL INFORMATION AND EGM

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Entities is therefore a connected person of the Company under the Hong Kong Listing Rules.

The EGM will be convened to consider, and if thought fit, approve:

(i)

pursuant to the Hong Kong Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules comprise: (i) the transactions as well as the relevant proposed annual caps for the three years ending 31 December 2025 relating to the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025; and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules;

(ii)

pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to (i) the provision of comprehensive credit line services and other financial services under the Financial Services Agreement; (ii) the Import and Export Services Agreement; (iii) the Aviation Complementary Services Agreement; (iv) for the transaction of the expenditure items in respect of property leasing services with the Company as the lessee and for the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor and the provision of aircraft on-board supplies); (v) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (vi) the Advertising Services Agreement; (vii) the Freight Logistics Services Agreement; and (viii) the Aviation Airborne Communication Agreement;

(iii)	certain amendments to the Articles of Association;

(iv)	certain amendments to the Rules for Procedures for General Meetings; (v) certain amendments to the Rules for Meetings of the Board; and
(vi)	certain amendments to the Rules for Meetings of the Supervisory Committee.

LETTER FROM THE BOARD

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022.

Opus Capital, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to: (i) advise the Board in respect of the period for (a) the special vehicles and equipment leasing under the Aviation Complementary Services Agreement, (b) the property lease agreements with Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, (c) the property lease agreements with Eastern Air Catering Company under the Catering and Aircraft On-board Supplies Support Agreement and (d) the Aircraft Finance Lease Agreements and the operating lease agreements under the Aircraft and Engines Lease Agreement pursuant to the requirements under Rule 14A.52 of the Hong Kong Listing Rules; and (ii) advise the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022.

The resolutions will be taken on a poll as required under Rule 14A.36 of the Hong Kong Listing Rules. A notice convening the EGM will be dispatched by the Company in due course. The Company will announce details of the EGM, including the date and venue as and when available in compliance with the Articles of Association and the Hong Kong Listing Rules. The relevant resolutions to be proposed at the EGM will be set out in the notice of EGM in due course.

VIII.	VOTING

As at the Latest Practicable Date, CEA Holding directly and indirectly held 8,025,170,875 A Shares and 2,626,240,000 H Shares of the Company, representing in aggregate approximately 56.43% of the issued share capital of the Company and therefore CEA Holding and its associate(s), if any, are connected persons of the Company. Accordingly, CEA Holding and its associate(s) (i.e., CES Finance and CES Global) will at the EGM abstain from voting on the ordinary resolutions approving the continuing connected transactions, which will be taken on a poll as required under the Hong Kong Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding, CES Finance or CES Global;

(ii)

none of CEA Holding, CES Finance or CES Global was subject to any obligation or entitlement whereby they had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of their respective shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)

it was not expected that there would be any discrepancy between each of CEA Holding’s, CES Finance’s and CES Global’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which each of them would control or would be entitled to exercise control over the voting right at the EGM.

LETTER FROM THE BOARD

IX.	RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on pages 159 to 160 of this circular which contains its recommendation to the Independent Shareholders, and the letter of advice from the Independent Financial Adviser set out on pages 161 to 206 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions approving (i) the Renewed Non-exempt Continuing Connected Transactions, which comprise: (a) the transactions as well as the relevant proposed annual caps for the three years ending 31 December 2025 relating to, the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement; and (b) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025; and (ii) the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022.

Having taken into account the factors as disclosed in the sections headed “Reasons for and benefits of the transactions” and “Reasons for and benefits of the adjustment to the Existing Annual Caps for the year ending 31 December 2022” above, the Directors (including the independent non-executive Directors) consider that (i) the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement and the transactions contemplated thereunder are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole; (ii) the relevant proposed annual caps for the three years ending 31 December 2025 in respect of the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and the Exclusive Operation Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (iii) the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 is entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Board recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 under the Hong Kong Listing Rules and the other continuing connected transactions as required under the Shanghai Listing Rules.

LETTER FROM THE BOARD

In addition, based on the relevant information disclosed herein, the Directors consider that (i) the proposed amendments to the Articles of Association; (ii) the proposed amendments to the Rules for Procedures for General Meetings; (iii) the proposed amendments to the Rules for Meetings of the Board; and (iv) the proposed amendments to the Rules for Meetings of the Supervisory Committee are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the aforesaid resolutions to be proposed at the EGM.

X.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendixes to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

26 October 2022

To the Shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS AND

MAJOR TRANSACTIONS AND

ADJUSTMENT TO THE 2022 ANNUAL CAP FOR

THE CONTINUING CONNECTED TRANSACTION UNDER

THE EXCLUSIVE OPERATION AGREEMENT

We refer to the circular dated 26 October 2022 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the Renewed Non-exempt Continuing Connected Transactions, which include: (i) the transactions as well as the relevant proposed annual caps for the three years ending 31 December 2025 relating to, the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025; and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022. Opus Capital has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in this regard.

Your attention is drawn to:

(a)

the letter from the Board set out on pages 13 to 158 of this Circular which contains information about the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022;

(b)	the letter from the Independent Financial Adviser set out on pages 161 to 206 of this Circular which contains its advice to the Independent Board Committee and the Independent Shareholders; and

(c)	additional information set out in the appendixes to this Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered the terms of the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of catering related services and aircraft on- board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement, the Exclusive Operation Agreement and the transactions contemplated thereunder as well as the proposed annual caps for the years ending 31 December 2025 and the advice and recommendations of the Independent Financial Adviser and taken into account the principal factors and reasons considered by the Independent Financial Adviser, we consider that (i) the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and the transactions contemplated thereunder are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole; (ii) the relevant proposed annual caps for the three years ending 31 December 2025 in respect of the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and the Exclusive Operation Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (iii) the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 is entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions be proposed at the EGM to approve the Renewed Non-exempt Continuing Connected Transactions and the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022.

Yours faithfully,
Cai Hongping
Dong Xuebo
Sun Zheng
Lu Xiongwen
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is the text of a letter received from Opus Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions and Proposed Revised Annual Cap for the purpose of inclusion in this circular.

18th Floor, Fung House 19–20 Connaught Road Central Central, Hong Kong 26 October 2022

To:	The Independent Board Committee and the Independent Shareholders of China Eastern Airlines Corporation Limited

Dear Sir or Madam,

(1) CONTINUING CONNECTED TRANSACTIONS;

(2) MAJOR TRANSACTIONS; AND

(3) ADJUSTMENT TO THE 2022 ANNUAL CAP FOR THE CONTINUING CONNECTED TRANSACTIONS UNDER THE EXCLUSIVE OPERATION AGREEMENT

INTRODUCTION

We refer to our appointment by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in connection with:

(i)	the transactions and the proposed annual caps for the three years ending 31 December 2025 relating to:

(1)	the provision of deposits services under the Financial Services Agreement;

(2)

the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement; and

(3)	the Aircraft and Engines Lease Agreement;

(ii)	the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025; and

(iii)	the adjustment to the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022.

The details of the above are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 26 October 2022 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context requires otherwise.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As stated in the Letter from the Board, CEA Holding is the controlling shareholder of the Company and each member of the CEA Holding Entities (the “Connected Persons”), being an associate of CEA Holding, is therefore a connected person of the Company under the Hong Kong Listing Rules. Transactions entered into between each of them on one part and members of the Group on the other under (i) the Financial Services Agreement; (ii) the Catering and Aircraft On-board Supplies Support Agreement; (iii) the Aircraft and Engines Lease Agreement; and (iv) the Exclusive Operation Agreement constitute continuing connected transactions of the Company under the Hong Kong Listing Rules.

As the applicable percentage ratio(s) with respect to (a) the Proposed Revised Annual Cap exceeds 5%; and (b) the proposed annual cap for each of (i) the provision of deposit services under the Financial Services Agreement exceeds 25% but is less than 75%; (ii) the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement exceeds 5%; (iii) the transactions contemplated under the Aircraft and Engines Lease Agreement exceeds 25% but is less than 100%; and (iv) the exclusive operation transportation services fees under the Exclusive Operation Agreement exceeds 5%, the transactions under these agreements are subject to reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. The provision of deposit services under the Financial Services Agreement and the transactions contemplated under the Aircraft and Engines Lease Agreement also constitute major transactions of the Company under Chapter 14 of the Hong Kong Listing Rules.

Certain Directors, namely Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang, are members of board of directors of CEA Holding, which may be regarded as having a material interest in, inter-alia, the Renewed Non-exempt Continuing Connected Transactions and the Proposed Revised Annual Cap. Therefore, they have abstained from voting at the Board meeting convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in, inter-alia, the Renewed Non-exempt Continuing Connected Transactions and the Proposed Revised Annual Cap.

CEA Holding and its associate(s) (i.e. CES Finance and CES Global) will abstain from voting on the ordinary resolutions in relation to the Renewed Non-exempt Continuing Connected Transactions and the respective proposed annual caps and the Proposed Revised Annual Cap at the EGM.

THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising all of the independent non-executive Directors, namely Mr. Cai Hongping, Mr. Dong Xuebo, Mr. Sun Zheng and Mr. Lu Xiongwen, has been established by the Company for the purpose of advising the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions and the Proposed Revised Annual Cap on: (i) whether the entering into of the agreements relating to the Renewed Non-exempt Continuing Connected Transactions is on normal commercial terms, in the interests of the Company and its Shareholders as a whole and was entered into in the ordinary and usual course of business of the Company; (ii) whether the terms the Renewed Non-exempt Continuing Connected Transactions (including the relevant proposed annual caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole; (iii) whether the Proposed Revised Annual Cap is on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (iv) how they should vote on the relevant resolutions at the EGM. Our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect has been approved by the Independent Board Committee.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

OUR INDEPENDENCE

We were appointed as the independent financial adviser to advise: (i) the independent board committee and the independent shareholders of the Company on continuing connected transactions in relation to a catering and aircraft on-board supplies maintenance agreement; and (ii) the Board in respect of the opinion required pursuant to Rule 14A.52 of the Hong Kong Listing Rules relating to property lease agreements, details of which are set out in the announcement of the Company dated 28 August 2020 and the circular of the Company dated 30 October 2020 (the “Past Appointments”).

As at the Latest Practicable Date, we did not have any relationship with, or interest in, the Group, CEA Holding, Eastern Air Finance Company, Eastern Air Catering Company, CES Leasing, China Cargo Airlines or other parties that could reasonably be regarded as relevant to our independence. Apart from normal independent financial advisory fees paid or payable to us in connection with the Past Appointments and this appointment, no arrangements existed whereby we had received or will receive any fees or benefits from the Group, CEA Holding, Eastern Air Finance Company, Eastern Air Catering Company, CES Leasing, China Cargo Airlines or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that we are independent pursuant to Rule 13.84 of the Hong Kong Listing Rules.

BASIS OF OUR OPINION AND RECOMMENDATION

In formulating our advice and recommendation to the Independent Board Committee and the Independent Shareholders, we have reviewed, amongst other things:

(i)	the Financial Services Agreement;

(ii)	the Catering and Aircraft On-board Supplies Support Agreement;

(iii)	the Aircraft and Engines Lease Agreement;

(iv)	the Exclusive Operation Agreement;

(v)	the Company’s annual report for the financial year ended 31 December (“FY”) 2021 (“2021 Annual Report”);

(vi)	the Company’s interim report for the six months ended 30 June (“HY”) 2022 (“2022 Interim Report”); and

(vii)	other information as set out in the Circular.

We have relied on the truth, accuracy and completeness of the statements, information, opinions and representations contained or referred to in the Circular and the information and representations made to us by the Company, the Directors and the management of the Group (collectively, the “Management”). We have assumed that all information and representations contained or referred to in the Circular and provided to us by the Management, for which they are solely and wholly responsible, are true, accurate and complete in all respects and not misleading or deceptive at the time when they were provided or made and will continue to be so up to the Latest Practicable Date. Shareholders will be notified of material changes as soon as possible, if any, to the information and representations provided and made to us after the Latest Practicable Date and up to and including the date of the EGM. We have also assumed that all statements of belief, opinion, expectation and intention made by the Management in the Circular were reasonably made

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

after due enquiries and careful consideration and there are no other facts not contained in the Circular, the omission of which make any such statement contained in the Circular misleading. We have no reason to suspect that any relevant information has been withheld, or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Management, which have been provided to us.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. However, we have not carried out any independent verification of the information provided by the Management, nor have we conducted any independent investigation into the business, financial conditions and affairs of the Group or its future prospects.

The Directors jointly and severally accept full responsibility for the accuracy of the information disclosed and confirm, having made all reasonable enquiries that to the best of their knowledge and belief, there are no other facts not contained in this letter, the omission of which would make any statement herein misleading.

This letter is issued to the Independent Board Committee and the Independent Shareholders solely in connection for their consideration of (i) the terms and the proposed annual caps for three years ending 31 December 2025 in relation to the Renewed Non-exempt Continuing Connected Transactions; and (ii) the Proposed Revised Annual Cap, and except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose without our prior written consent.

A. RENEWED NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms and proposed annual caps in relation to the Renewed Non-exempt Continuing Connected Transactions, we have taken into consideration the following principal factors and reasons:

1.	Information of the Group

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

2.	Information of CEA Holding and the Connected Persons

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities, including the PBOC and the China Banking and Insurance Regulatory Commission. Eastern Air Finance Company, a non wholly-owned subsidiary of CEA Holding, is principally engaged in providing financial services to the group companies of CEA Holding.

Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and has established subsidiaries at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing. It is owned as to 55% and 45% by CEA Holding and the Company, respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CES Leasing, a wholly-owned subsidiary of CEA Holding, is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee for lease transactions, and engaged in commercial factoring related principal businesses etc.

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services. It is a non wholly-owned subsidiary of Eastern Logistics, which in turn is a non wholly-owned subsidiary of CEA Holding.

3.	Provision of deposit services under the Financial Services Agreement

3.1	Reasons for and benefits of the transactions

As set out in the Letter from the Board, through the long-term cooperation between the Company and Eastern Air Finance Entities in respect of deposit services, comprehensive credit line services and other financial services, the transactions under the Financial Services Agreement will satisfy the operational needs of the Company and ensure effective development of the Company’s business.

Our comment

As advised by the Management, by entering into the Financial Services Agreement, the Group will be able to enjoy the following advantages:

(i)

it will receive interest on its money deposited with the respective Eastern Air Finance Entities at rates which are not less than the relevant rates set by the major domestic commercial banks, with an aim to maximise the Company’s returns;

(ii)

it is able to obtain comprehensive credit line from the respective Eastern Air Finance Entities at interest rates of loans not higher than the relevant rates set by the major domestic commercial banks and being treated as a priority client, enabling the Company to obtain funds in a prompt and cost-effective manner and reduce its financial expenses;

(iii)

it is able to utilise the fund clearing platform services which will help to strengthen the funds management centralisation and increase the utilisation of funds to better meet the Company’s operating capital needs since it is familiar with the capital needs of the aviation industry and the Company; and

(iv)

given the Company directly holds 25% of the shares in Eastern Air Finance Company and CEA Holding holds in aggregate the balance of the 75%, Eastern Air Finance Company undertakes higher initiatives to protect the interests of the Company than external entities.

We take note that the Company is not restricted under the Financial Services Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its major criteria in selecting the banks or financial institutions for provision of financial services are costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided by other financial institutions is competitive. Furthermore, as a non-bank finance company, Eastern Air Finance Company is regulated by China Banking and Insurance Regulatory Commission and is required to strictly adhere to the rules and regulations promulgated, the Company is therefore assured of its financial stability and historical track record.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We take cognisant of the fact that given the close relationship between the Group and Eastern Air Finance Company, and the Eastern Air Finance Entities have been providing good quality professional financial services to the Group for over 15 years, the Financial Services Agreement to be entered into with Eastern Air Finance Company not only provides an alternative option for the Group to choose Eastern Air Finance Entities over other independent financial institutions that will result in the Group getting the most competitive terms and services, it also enables the Group to use it as a leverage to bargain for better terms with other financial institutions, which will be beneficial to the Group. With such flexibility accorded to the Company under the Financial Services Agreement, the Group is able to better manage its current capital and cash flow position.

In view of the above, we concur with the Directors that the entering into of the Financial Services Agreement, with the provision of deposit services, is in the interests of the Company and the Shareholders as a whole.

3.2 Principal terms

On 26 September 2022, the Company entered into the Financial Services Agreement with Eastern Air Finance Company in relation to the renewal of the Existing Financial Services Agreement. The major terms of the Financial Services Agreement are as follows:

Parties:	(i) Eastern Air Finance Company; and (ii) the Company

Nature of the transaction:	(i) deposit services; (ii) comprehensive credit line services; and (iii) other financial services

Duration:	From 1 January 2023 to 31 December 2025

Pricing:	Deposits services

The deposit interest rate shall be in line with the requirements by the PBOC with regard to that of similar deposits (which are published on the website of the PBOC) and be determined by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutions that are independent third parties. The deposit interest rate offered by Eastern Air Finance Company to the Company shall not be lower than that available to the Company from major domestic commercial banks for deposits of same grade in same period.

Comprehensive credit line services

The interest rate for the loan shall be determined based on the Loan Prime Rate, which is released by the National Interbank Funding Center as the designated issuer with the authorisation from the PBOC, by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutions that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from other domestic financial institutions for the same amount of loan for the same period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Other financial services

Eastern Air Finance Company will charge service fees for other financial services, in compliance with the regulations on charging standards, which are publicly available information, formulated by the PBOC or China Banking and Insurance Regulatory Commission; in addition to the above-mentioned requirements, the amount of service fees charged by Eastern Air Finance Company to the Company for its provision of financial services shall not exceed the charging standard for the same services provided by major domestic commercial banks.

Our assessment

We have obtained and reviewed the quotations of the term deposit interest rates obtained by the Company from 4 independent third party banks for similar term deposits for FY2020, FY2021 and HY2022 and the relevant rates set by the PBOC during the corresponding period. We consider the 4 quotations obtained from independent third party banks are sufficient to determine the fairness and reasonableness of the deposit interest rates as they are the 4 largest state-owned banks in the PRC which we consider provide a representable reference to the Group. We noted that the term deposit rates provided by Eastern Air Finance Entities were no less favourable than those offered by the independent third party banks and are above the relevant rates set by the PBOC in the corresponding period. For FY2020, FY2021 and HY2022, the tenures of the term deposits offered by the Eastern Air Finance Entities ranged from three months to three years and the corresponding interest rates ranged from 1.54% to 3.85%. With reference to the respective website of the 4 independent third party banks, the interest rates offered by these independent third party banks for similar term deposits ranged from 1.35% to 2.75%, which are identical to the relevant rates set by the PBOC during the corresponding period. Based on the above, we are of the view that deposits placed with Eastern Air Finance Entities in the past have been in compliance with the pricing basis under the Financial Services Agreement.

We have also cross checked, on a random basis, the daily deposit balance of the Company placed with the Eastern Air Finance Entities and the existing annual caps set out in the Existing Financial Services Agreement for the period from 1 January 2020 to 30 June 2022. We noted that daily deposit balance did not exceed the existing annual caps during such period. Given that the term deposit interest rates under the Financial Services Agreement are no less favourable than those offered by independent third parties, we are of the view that the provision of deposit services under the Financial Services Agreement are on normal commercial terms and are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.3 Annual caps

Set out below are the historical transaction figures for the transactions contemplated under the Existing Financial Services Agreement for FY2020, FY2021 and HY2022, and the proposed annual caps for the three years ending 31 December 2025:

Table 1: Historical transaction figures and existing and proposed annual caps

	Year ended		Six months
	31 December		ended 30 June
RMB million	2020	2021	2022
Historical maximum daily outstanding deposit balance	7,250	12,269	13,979
Existing annual caps	12,000	13,000	14,000	(Note)
Utilisation rate (%)	60.4	94.4	99.9

Note: The amount of RMB14,000 million represents the existing annual cap for FY2022.

	Proposed annual caps
	Year ending 31 December
RMB million	2023	2024	2025
Provision of deposit services — maximum daily outstanding balance of deposits contemplated under the Financial Services Agreement	15,000	16,000	17,000

As set out in the above table, the proposed annual caps for the three years ending 31 December 2025 have increased slightly compared to the historical annual cap for FY2022 due to the fact that the historical maximum daily outstanding balance for FY2021 and HY2022 have almost reached the level of existing annual caps. We discussed with the Management on the basis in determining the proposed annual caps and were advised that the Company has been conducting fund raising exercises from time to time in order to enhance the core competence of the Company’s major operations, for instance, expansion of its aircraft fleet and on-going aviation training for its staff and to meet its financing needs. Although we note that the Company is not allowed to deposit the proceeds raised from the non-public issuance of A shares and issuance of corporate bonds on the Shanghai Stock Exchange with Eastern Air Finance Company pursuant to the requirements imposed by the China Securities Regulatory Commission (“CSRC”), the Group had undertaken other debt issues and will be conducting further fund raising exercises that would require fund deposit services from Eastern Air Finance Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We set out below the major debt fund raising exercises conducted by the Company that could be placed in the account with Eastern Air Finance Entities and not subject to requirements imposed by the CSRC in the past three years:

Table 2: Historical issuance of fixed income instruments by the Company

Year	Fund raising exercise	Amount raised
2021	Issue of five-year credit enhanced bonds	Singapore Dollar 0.5 billion
2021	Issue of six-year corporate bonds	RMB6 billion
2021	Issue of ten-year corporate bonds	RMB3 billion
2020	Issue of three-year corporate bonds	RMB2 billion
2019	Issue of three-year corporate bonds	Korean Won 300 billion
2019	Issue of five-year corporate bonds	RMB3 billion

As advised by the Management, due to the uncertain impact of the outbreak of novel coronavirus pneumonia disease (“COVID-19”) pandemic on the Company in the long run, the Company may be able to receive funding support from connected parties and expects to continue its financing plans to raise funds in the coming years for working capital and business operations needs by way of issuance of super-short term bonds, medium-term notes, foreign currency debt and other financing tools. The proceeds from the financial instruments could possibly be placed with Eastern Air Finance Company (subject to its terms to be offered to the Company) for a period of time before the Group actually uses the proceeds which, in turn, would trigger a short-term increase in the balance of deposits.

As stated in the 2021 Annual Report, the Group will continue to optimise the layout of the flight network under the complex and severe situation due to the COVID-19 pandemic. As the only airline with dual main bases in Beijing and Shanghai, the Group has further built a high-quality flight network in Shanghai and Beijing with “four airports and dual core-hubs in two cities”, and continued to increase the capacity of Beijing Daxing International Airport. The Group has further built express lines such as Beijing-Shanghai, Shanghai-Guangzhou, Shanghai-Chengdu express lines, increased the proportion of wide-body aircraft, made full use of the Group’s hub advantages in the Kunming and Xi’an markets, and increased the number of express lines in East China, Southwest China and Northwest China. Moreover, as stated in the 2022 Interim Report, the total number of express and sub-express routes was expanded to 42 routes during the summer in 2022. Considering the Group’s continuous expansion of its business scale to catch up to pre-COVID-19 level, the financing scale is expected to increase to support its growth.

Having considered (i) the Group’s plan to continue its financing plan expansion in the coming years; (ii) the possible issuance of large-scale financing instruments as evidenced by the past issuances set out in Table 2 above which will trigger a short-term substantial cash inflow to the Group; and (iii) the approximate four-fold increase in operating cash inflow in FY2021 when compared with FY2020 as a result of the Group’s business expansion, we consider the basis for determining the proposed annual caps for deposit services under the Financial Services Agreement to be fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Catering and Aircraft On-board Supplies Support Agreement

4.1	Reasons for and benefits of the transactions

As set out in the Letter from the Board, we note that the reasons for and benefits of entering into the Catering and Aircraft On-board Supplies Support Agreement are mainly two-fold as follows:

(i)

Eastern Air Catering Company, as a company long been engaged in catering and related business, is currently one of the largest aviation catering companies in the PRC. It is familiar with professional information such as aviation food production technique, cost composition and industry trends. The centralised procurement of catering by Eastern Air Catering Company and the centralisation of ownership of supplies can give full play to its professional advantages and providing it with competitive edge in procurement scale, increasing economies of scale and reducing procurement costs, which are all beneficial for the Company. The Company, on the other hand, can implement scientific and refined management on the traceability and inventory management of aircraft on-board supplies, especially those with high-value and high turnover, so as to reduce consumption and waste; and

(ii)

Eastern Air Catering Company will be the central point to procure catering and aircraft on- board supplies, operate and control the whole process of storage, allocation, preparation, recycling and cleaning. The customer committee of the Company, as the entrusting party, will be directly in charge of budget management, standard formulation, quality supervision and customer satisfaction surveys for the business of catering and aircraft on- board supplies undertaken by Eastern Air Catering Company. The above arrangement is conducive to the Company’s centralised supervision of the source and quality of catering and aircraft on-board supplies, ensuring compliance with the Company’s technical standards and quality requirements for catering and aircraft on-board supplies to continuously optimise customer experience. This will also help the Company to quickly respond to market changes and passenger demand, meeting and guiding customer demand more efficiently and quickly to improve passenger satisfaction.

Our comment

As stated in the 2021 Annual Report, the Group has been continuously improving its service experience by monitoring the entire operation process and improving flights regularity. The Company’s flight regularity rate of 88.6% is above the average level in civil aviation. Special catering such as “Eastern Airlines, Good Morning” and “Eastern Airlines That Cup of Tea” were introduced to provide passengers with convenient and diversified catering services. We believe that customers’ experience will be further enhanced to achieve total customer satisfaction through the provision of consistently high quality of aviation food supplied by Eastern Air Catering Entities.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company also acknowledged that Eastern Air Catering Company, currently one of the largest aviation catering companies in the PRC, has a long and established history in catering and related business. With the global recognition after winning international awards and being one of the market leaders in the aviation catering industry, Eastern Air Catering Company is poised to be the ideal partner for the Company in providing catering and on-board supplies services since they possess the relevant professional knowledge in terms of aviation-specific matters and industry trends. Furthermore, Eastern Air Catering Entities has been providing catering and on-board supplies services to the Group for over 17 years, and has a solid understanding of the Group’s culture and operation. The familiarity with the Group’s ground and flight operations will enable Eastern Air Catering Entities to provide swift and high-quality catering services as well as aircraft on-board supplies and related services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to- day airline and ground operations needs and to cater for its different flight schedules. Besides, the various operating centres of Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

In view of the factors discussed above, we concur with the Directors that the entering into of the Catering and Aircraft On-board Supplies Support Agreement is in the interests of the Company and the Shareholders as a whole.

4.2 Outlook of the aviation industry

Around 80% of the total revenue of the Group for both FY2020 and FY2021 was generated from domestic flights in the PRC. Set out below is the total freight turnover of domestic flights in China as quoted from the Civil Aviation Administration of China (“CAAC”), the aviation authority under the State Council of the PRC.

Chart 1: Total freight turnover of domestic flights in China

Source: CAAC

As shown in the chart above, total freight turnover of domestic flights in China per year has increased from approximately 69,460 million tonne-kilometres in 2017 to approximately 82,951 million tonne-kilometres in 2019, achieving a compound annual growth rate (“CAGR”) of approximately 9.3% before hitting a negative growth by dropping to 45,353 million tonne-kilometres in 2020 due to the outbreak of COVID-19. In 2021, it recovered to 64,114 million tonne-kilometres, representing approximately 77% of pre-COVID-19 level in 2019.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Chart 2: Total revenue of the aviation industry in China

Source: CAAC

As shown in the chart above, total revenue of the aviation industry in China has increased from approximately RMB746,060 million in 2017 to approximately RMB1,062,490 million in 2019, recording a CAGR of approximately 19.3% before spiralling downwards to RMB624,691 million in 2020 due to COVID-19 pandemic. In 2021, it rebounded to RMB752,920 million, representing approximately 71% of pre-COVID-19 level in 2019.

Chart 3: Total number of airports in China

Source: CAAC

As shown in the chart above, the total number of airports in China has increased from 229 airports in 2017 to 248 airports in 2021, representing a CAGR of approximately 2.0%. In addition, as part of the next five-year development plan for the aviation sector, China targets to have over 270 civil airports by 2025, handling 17 million take-offs and landings a year, and the civil aviation sector will handle 930 million passenger trips and 9.5 million tonnes of cargo and parcels annually by 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The role played by the governments to support the civil aviation sector through the COVID-19 has been critical to many airlines. Support from the PRC Government has taken a variety of forms, including offering financial support through emergency loans and bonds and deferring social insurance premium payments for companies. According to the policy release titled “Several Policies on Promoting the Recovery and Development of Service Industries in Difficulty” by the National Development and Reform Commission (“NDRC”) on 18 February 2022, NDRC outlined 43 policy measures to provide fiscal and logistical support for service industry businesses that have been particularly hard hit by the COVID-19 pandemic and related restrictions. In particular, throughout 2022, China will suspend the prepayment of value-added tax on air transport firms to support the civil aviation industry. The PRC Government will continue to subsidise air routes, airports and safety capacity building projects through an aviation development fund to increase financial support for the construction of civil aviation infrastructure.

Recent positive data has reflected steady recovery and increasing market confidence in the civil aviation sector in China. China’s civil aviation transport has recorded a notable rebound in June 2022 amid the country’s improvements in pandemic control and a slew of measures to support the industry. Notably, according to the CAAC, the number of flights exceeded 10,000 daily for three consecutive days, from 24 to 26 June 2022, rebounding to about 60% of figures before the pandemic. Furthermore, in the week ending June 26, the average daily passenger traffic reached 804,000 trips, nearly doubling that at the beginning of June.

Approximately 20% of the total revenue of the Group was generated from countries or cities other than China. Pursuant to an upgraded outlook of 2022 financial performance for the airline industry published in June 2022 by the International Air Transport Association (“IATA”), a trade association for the world’s airlines which supports many areas of aviation activity and helps formulate industry policy on critical aviation issues, industry revenues are expected to reach USD782 billion in 2022, representing approximately 93.3% of 2019 levels. The number of flights operated in 2022 are expected to hit 33.8 million, representing approximately 86.9% of 2019 levels. In view of this development, industry losses in 2022 are expected to reduce to USD9.7 billion, an encouraging improvement from losses recorded at USD137.7 billion in 2020 and USD42.1 billion in 2021 respectively. It is widely expected that profitability is on the horizon for 2023.

Cargo aviation industry, on the other hand, is performing well despite economic challenges and against a backdrop of growing financial uncertainty, and is expected to continue to support the industry’s performance. Cargo tonne-kilometres (“CTKs”) are expected to rise with cargo volumes expecting to set a record high of 68.4 million tonnes in 2022.

With the uncertainty lingering during these turbulent times and transformational developments gradually taking over, according to IATA, global passenger travel is expected to return to the 2019 level of activity in 2024 and will expand substantially over the next two decades. Between 2019 and 2040, IATA forecasts that air passenger numbers will increase at an average annual rate of 3.3%, rising to 7.8 billion passenger journeys per year at the end of the forecast horizon.

In view of the various encouraging data and the consideration above, despite the aviation industry being temporarily affected by the COVID-19 pandemic, the outlook of the aviation industry in China appears to be encouraging in the long term.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.3 Principal terms

On 26 September 2022, the Company entered into Catering and Aircraft On-board Supplies Support Agreement with Eastern Air Catering Company in relation to the renewal of the Existing Catering and Aircraft On-board Supplies Support Agreement. The major terms of the Catering and Aircraft On-board Supplies Support Agreement are as follows:

Parties:	(i) Eastern Air Catering Company; and

(ii) the Company

Term:	The Catering and Aircraft On-board Supplies Support Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Catering and Aircraft On-board Supplies Support Agreement that would have expired on 31 December 2023 will be terminated.

Service Scope:	Eastern Air Catering Company, as the supplier of all catering and aircraft on-board supplies of the Company, shall provide the Company with catering, aircraft on-board supplies support and related services, including:

(1)   being responsible for the procurement and management of the third-party catering, aircraft on-board supplies support and related services required for air transport of the Company (“Catering and On-board Supplies Services”); and

(2)   providing the Company with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee”), that is, the Company (as the lessee) shall lease lands and buildings owned by Eastern Air Catering Entities (as the lessor), and shall construct buildings and structures on lands leased from Eastern Air Catering Entities.

At the same time, the Company shall provide Eastern Air Catering Entities with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor”), that is, Eastern Air Catering Entities (as the lessee) shall lease lands and buildings owned by the Company (as the lessor), and shall construct buildings and structures on lands leased from the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pricing principles:	The pricing and/or fee scale for the catering, aircraft on-board supplies support and related services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. “Market price” refers to the price determined independently by the operators via market competition. Taking into account the factors such as cost of raw materials and labour cost (if any), market price is determined in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services in the area where such services are provided or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services within the territory of the PRC.

The pricing and/or fee scale for the property leasing services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. For the arrangement of offsetting rent with construction costs, the annual rent and fee of the Company payable to or receivable from Eastern Air Catering Entities shall be determined based on the current market price offered by independent third parties under comparable circumstances. The annual rent and fee shall be determined based on arm’s length negotiations after considering factors such as the quality of service and the location of properties, and for the Group, it shall be no less favourable than those offered to or by independent third parties under comparable circumstances.

The parties will designate departments or officials to be mainly responsible for checking the price and terms offered by independent third parties for the same type of catering, aircraft on-board supplies support and related services (in general, through emails, fax or telephone consultation with at least two independent third parties to obtain the price and terms offered for catering, aircraft on-board supplies support and related services).

The pricing and/or fee scale for the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company to the Company shall not be higher than those offered by Eastern Air Catering Company to independent third parties at such time in the ordinary and normal course of business for the same type of catering, aircraft on-board supplies support and related services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company shall assess the status of completion of the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company during the year. According to the results of assessment, prior to 31 December of each year, the parties should enter into a specific business agreement regarding the method of settlement and evaluation plan for the next fiscal year. Where the parties fail to enter into a specific business agreement within the above-mentioned period, the method of settlement of the current year shall be applied to the next fiscal year.

Method of settlement:	The payment for the Catering and On-board Supplies Services shall be settled periodically according to the method agreed in the specific business contracts between the parties, including but not limited to the matters such as settlement cycle and means of settlement. The Company will settle the payment correspondingly upon assessment.

In respect of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee under the Catering and Aircraft On-board Supplies Support Agreement, the Company shall pay rentals directly to Eastern Air Catering Entities, and the payment of rentals by the Company to Eastern Air Catering Entities shall be deemed to have fulfilled the payment obligations. The Company shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs.

In respect of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor under the Catering and Aircraft On-board Supplies Support Agreement, Eastern Air Catering Entities shall pay rentals directly to the Company, and the payment of rentals by Eastern Air Catering Entities to the Company shall be deemed to have fulfilled the payment obligations. Eastern Air Catering Entities shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Our assessment

The pricing basis adopted in the Catering and Aircraft On-board Supplies Support Agreement is identical to that adopted in the Existing Catering and Aircraft On-board Supplies Support Agreement. We have obtained and reviewed a total of 8 transaction documents entered into by the Company with Eastern Air Catering Entities under the Existing Catering and Aircraft On-board Supplies Support Agreement (the “Connected Catering Services Samples”). Such 8 transaction documents represent all the individual agreements entered into between the Company and Eastern Air Catering Company under the Existing Catering and Aircraft On-board Supplies Support Agreement. We noted that the Company has not entered into any contracts with independent third parties with similar contract nature since 2021 as the Company has made Eastern Air Catering Company the focal point to undertake centralised procurement of catering and airport supplies, which is in line with the rationale stated for entering into the Catering and Aircraft On-board Supplies Support Agreement. In order to assess whether the pricing basis of Connected Catering Services Samples are entered into according to the terms of the Existing Catering and Aircraft On-board Supplies Support Agreement, we have obtained and reviewed the approval documents for entering into the individual agreements under the Existing Catering and Aircraft On-board Supplies Support Agreement showing the terms offered by Eastern Air Catering Company and independent third parties who have received the Company’s requests for proposals. We noted that the pricing for the above-mentioned comparable items stated in the Connected Catering Services Samples was no less favourable than those proposed by the independent third parties.

As stated in the Letter from the Board, the Company shall assess the status of completion of the Catering and On-board Supplies Services provided by Eastern Air Catering Entities during the year. According to the results of assessment, prior to 31 December of each year, the parties should enter into a specific business agreement regarding the method of settlement and evaluation plan for the next fiscal year. Where the parties fail to enter into a specific business agreement within the above-mentioned period, the method of settlement of the current year shall be applied to the next fiscal year.

The payment for the Catering and On-board Supplies Services shall be settled according to the method agreed in the specific business contract between the parties, including but not limited to the settlement cycle and means of settlement. The Company will settle the payment correspondingly upon assessment. We noted that the payment terms offered by Eastern Air Catering Entities are no less favourable than those offered by independent third parties to the Company.

In view of the above, we concur with the Management’s view that the pricing basis in respect of the Catering and Aircraft On-board Supplies Support Services are determined with reference to the market price and the payment terms in respect of the Catering and Aircraft On-board Supplies Support Services have been assessed based on the status of completion. Therefore, the pricing basis and payment terms are on normal commercial terms, fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.4	Annual caps

Set out below are the historical transaction figures for the Catering and On-board Supplies Services contemplated under the Existing Catering and Aircraft On-board Supplies Support Agreement for FY2021 and HY2022, and the proposed annual caps for the three years ending 31 December 2025:

Table 3: Historical transaction figures and existing and proposed annual caps

RMB million	Year ended 31 December 2021	Six months ended 30 June 2022
Catering related services and aircraft on-board supplies support related services	1,637	438
Existing annual caps	4,310	4,840	(Note)

Utilisation rate (%)	38.0	9.0

Note:	The amount of RMB4,840 million represents the existing annual cap for FY2022.

	Proposed annual caps Year ending 31 December
RMB million	2023	2024	2025
Catering related services and aircraft on-board supplies support related services	4,000	4,400	4,840

Basis of determination of the proposed annual caps

The proposed annual caps are determined primarily based on the following factors:

(i)

with the impact of the pandemic gradually diminishing in the future, the number of routes and flights, including international routes, will resume and increase, corresponding to the increase in the amount of aviation food, aircraft supplies and related services; and

(ii)	Eastern Air Catering Company will undertake the ground protection business of aircraft supplies, and the related service costs will be included in the amount of related transactions.

Our assessment

We have reviewed the historical transaction amounts and the relevant annual caps under the Existing Catering and Aircraft On-board Supplies Support Agreement in relation to the Catering and On-board Supplies Services for FY2021 and HY2022.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As noted from the table above, the historical transaction amounts in respect of service fees paid by the Group to Eastern Air Catering Entities for Catering and On-board Supplies Services for FY2021 and HY2022 represented very low utilisation rates of 38.0% and 9.0% of the annual caps respectively. This was mainly attributable to the impact of COVID-19 pandemic which has crippled the global aviation industry where air travels were virtually non-existence for nearly 2 years. This represents a temporary set-back and the transaction volume is likely to resume to a normal level given the encouraging outlook of the aviation industry in China as stated in the section headed “4.2 Outlook of the aviation industry” above.

At present, most of the catering related services business of the Company is undertaken by the Eastern Air Catering Entities (excluding overseas catering services). Recent data of the civil aviation sector in China as stated in the section headed “4.2 Outlook of the aviation industry” has reflected a steady recovery and increasing market confidence under the improvements in pandemic control by the PRC Government and a slew of measures to support the industry. It is also expected that global passenger travel will soon return to the pre-COVID-19 level and will expand substantially over the next two decades. In addition, the Company plans to gradually transfer its overseas catering services contracts to Eastern Air Catering Entities. As advised by the Management, with reference to the annual cap of RMB4,310 million for Catering and On-board Supplies Services in FY2021, the annual cap for FY2023 is estimated to be RMB4,000 million, and with an annual growth of 10% thereafter, it will increase to RMB4,400 million in 2024 and further to RMB4,840 million in 2025.

We noted that there may be a material reliance of the Company on the Eastern Air Catering Entities in respect of the catering related services in the event the catering related services, including overseas catering services, are all undertaken by the Eastern Air Catering Entities. However, pursuant to the Catering and Aircraft On-board Supplies Support Agreement, the Company will only select Eastern Air Catering Entities as its service provider if the terms offered are no less favourable than those offered by independent third parties under comparable circumstances. Having considered the above and the factors discussed under paragraph headed “4.1 Reasons for and benefits of the transactions”, we are of the view that even if the Group’s overseas catering services contracts are transferred to the Eastern Air Catering Entities, as long as the terms offered by the Eastern Air Catering Entities, as a service provider, are no less favourable than those offered by independent third parties which the Group has carefully considered in accordance to the pricing principles of the Catering and Aircraft On-board Supplies Support Agreement and adhered strictly to the internal control procedures in the selection process, it is fair and reasonable and in the interests of the Company and its Shareholders as a whole.

As stated in the 2021 Annual Report, the number of passengers carried has increased from approximately 74.6 million in FY2020 to approximately 79.1 million in FY2021, representing an increase of approximately 6.0%. In addition, the total fleet size has also increased to a total of 758 aircrafts operated by the Group as at 31 December 2021, representing an approximate 3.3% increase from 734 aircrafts as at 31 December 2020. We also noted that the Group has launched new routes (i.e. Shenyang—Nanjing—Sanya and Chongqing—Zhaotong) in early 2022, which will assist the Group to attain pre-COVID-19 passenger numbers sooner. Since the Catering and On-board Supplies Services are directly related to passengers’ volume, a growing number of passengers’ travel as well as an increase in fleet size which translates to a rise in the number of flights will in turn support the expansion of the Catering and On-board Supplies Services. Furthermore, as set out in the Letter from the Board, Eastern Air Catering Company will also take over the ground protection business of aircraft supplies commencing from January 2023, the operations of which were previously carried out by the subsidiaries of the Group. The service fee payable by the Group to Eastern Air Catering Company for the new business to be carried out will also increase the proposed annual caps from FY2023 accordingly. Moreover, the inflation rate in the PRC recorded an average of approximately 2.1% for the past three years according to the World Bank. Therefore, we consider an annual growth of 10% on the proposed annual caps for FY2024 and FY2025 is justifiable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In view of the above factors involving new flight routes that will boost passengers travel, new business to be carried out by Eastern Air Catering Company coupled with the inflation rates in China, we consider the basis of determination and the proposed annual caps for the Catering and On-board Supplies Services with an annual growth rate of 10% to be fair and reasonable.

5.	Aircraft and Engines Lease Agreement

5.1	Reasons for and benefits of the transactions

As set out in the Letter from the Board, the Company has long been cooperating well with CES Leasing in aircraft finance leasing and operating leasing business. This continuing connected transaction satisfies the Company’s needs in operation.

5.1.1 On finance leasing

We understand from the Company that its decision in whether selecting CES Leasing for the finance lease of a leased aircraft, upon reviewing and evaluating financial proposals submitted by independent commercial banks and the designated financial institutions, will largely depend on: (i) the stability of CES Leasing’s operation, its established track record and ability in arranging large-scale aircraft finance lease transactions; (ii) the competitive and attractive terms offered by CES Leasing in its financing proposal (including the arrangement fee) over financing proposals received from external financial institutions through requests for proposals or other bidding processes; and (iii) the ability of CES Leasing to issue VAT special invoices for the interest element in a finance lease for tax deduction purpose and being able to offer competitive arrangement fee, which helps the Company reduce the overall leasing costs on its aircrafts.

As advised by the Management, the Group has explored alternative financing options for the introduction of aircraft including direct purchase, equity and debt financing or making a direct borrowing arrangement with some commercial banks. The entering into of the Aircraft and Engines Lease Agreement has advantages over other financing alternatives due to tax saving and lower financing costs.

Under the Existing Aircraft Finance Lease Framework Agreement, the Company saved financing costs of approximately USD22 million in 2020 and USD46 million in 2021 when compared to adopting secured loans arrangements with equivalent interest rates. CES Leasing is able to issue VAT invoice with a tax rate of 13% with respect to the interest element of the finance lease for the purpose of offsetting VAT payable by the Company. The financing cost saved through finance lease arrangement was calculated based on the amount offset from interest (tax inclusive) as per VAT invoices. The Management further estimates that the Group could save financing costs to the tune of approximately USD34.13 million, USD73.64 million and USD105.51 million for each of the three financial years ending 31 December 2025, respectively when compared to obtaining mortgage loans with the same interest rates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the Management, CES Leasing would incorporate wholly-owned subsidiaries in the Pilot Free Trade Zone and Bonded Zone of the PRC for the purpose of acting as the lessor(s) in the finance lease arrangement. The lessor(s), who may act as the borrower(s), will sign loan agreement(s) with the Designated Financial Institutions, acting as the lender(s), in respect of each of the leased aircraft. Such arrangement can facilitate CES Leasing to issue invoices for the interest portion of finance lease, which in turn enable the Company to deduct VAT.

The Management further advised that it is a common practice for airline operators to enter into finance leases for introduction of aircrafts. We have reviewed the annual reports, announcements and circulars published by airline operators listed on the Hong Kong Stock Exchange and noted that Air China Limited (stock code: 753.HK), Cathay Pacific Airways Limited (stock code: 293.HK) and China Southern Airlines Company Limited (stock code: 1055.HK) have also entered into similar aircraft finance leases with their connected persons.

We note that there is a mechanism put in place by the Group that places a restriction on the number of aircrafts leasing transactions between the Company and CES Leasing. From 2023 to 2025, the maximum amount of aircrafts leasing transactions between the Company and CES Leasing shall not exceed half of the aggregate amount of the Additional Aircraft in each year (excluding aircraft/engines for which purchase and sale agreements were signed in prior years but the delivery was delayed). This serves as a protection measure such that the Company is not over-reliant on CES Leasing.

We have reviewed the annual reports, announcements and circulars published by airline operators listed on the Hong Kong Stock Exchange, such as Air China Limited (stock code: 753. HK) and China Southern Airlines Company Limited (stock code: 1055.HK) and noted there are similar restriction mechanisms (i.e. having a cap imposed that ranged from 50% to 60%) in place when the said companies entered into aircraft leasing framework agreements with their connected persons. Given that aircrafts are significant assets to the Group in carrying out its principal businesses and the restriction mechanism is commonly used by airline operators who entered into similar agreements with their connected persons, we consider it is fair and reasonable to set up such restriction mechanism in order for the Group to diversify its financing risk and ensures the Company is not over-reliant on CES Leasing.

5.1.2 On operating leasing

As set out in the Letter from the Board, CES Leasing possesses the professional qualification and capacity of operating aircraft and aircraft engines leasing business with strong capital strength and stable operation. The Company will select CES Leasing as its operating lease services provider only if CES Leasing is able to offer competitive terms in rental level and provide flexibility in lease termination compared to other bidding companies. As such, the operating lease arrangement is beneficial for optimising the management of the Group’s corporate assets and aircrafts, as well as reducing its capital pressure.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Similar to finance leasing arrangement, the Management advised that the selection of suppliers for provision of aircraft and aircraft engine operating leasing arrangement are conducted through requests for proposals or other bidding processes where the criteria for the Company to select its suppliers includes: (i) operation stability, capability and capacity to enter into aircraft and engines operating leasing transactions; and (ii) the terms of the operating leasing plans that are most favourable to the Company. CES Leasing would only be selected if the terms of its proposal are more competitive amongst all the submitted proposals. There is also a similar mechanism in place that puts a restriction on the number of aircrafts operating lease transactions between the Company and CES Leasing.

We are further advised by the Management that it is a common practice for airline operators to enter into aircraft operating leases to introduce new aircrafts. We have reviewed the annual reports, announcements and circulars published by airline operators listed on the Hong Kong Stock Exchange and noted that Air China Limited (stock code: 753.HK), Cathay Pacific Airways Limited (stock code: 293.HK) and China Southern Airlines Company Limited (stock code: 1055.HK) have certain number of aircrafts held under operating lease.

Given that (i) the Group will only select CES Leasing for the finance and/or operating lease of the leased aircraft when CES Leasing meets all the selection criteria as mentioned above; (ii) the Group will be able to enjoy the financial benefits including tax and cost savings under the Aircraft and Engines Lease Agreement in the coming years; and (iii) using finance and/ or operating lease arrangement for newly introduced aircrafts is a common financing method in the aviation industry, we consider that the entering into of the Aircraft and Engines Lease Agreement is in line with the market practice and is in the interests of the Company and the Shareholders as a whole.

5.2	Principal terms

On 26 September 2022, the Company entered into the Aircraft and Engines Lease Agreement with CES Leasing to jointly renew the Existing Aircraft Finance Lease Framework Agreement and Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement on substantially the same terms of the respective agreements in one agreement. The major terms of the aircraft and engines finance lease and operating lease under the Aircraft and Engines Lease Agreement are as follows, respectively.

The major terms of the aircraft finance lease

Lessor(s):	wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Lease

Lessee:	the Company and its subsidiaries

Financier:	Lessor(s) or the Designated Financial Institutions (being independent third parties)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Aircraft under the Proposed Finance Lease:	The leased aircraft comprises part of the aircraft in the Company’s aircraft introduction plan for the years 2023 to 2025 which will be disclosed annually and subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements in batches with Boeing Company, Airbus S.A.S. and COMAC in relation to the leased aircraft, which agreements have been or will be negotiated and agreed independently and separately, and has obtained or will obtain approvals from the Board and the Shareholders and has complied or will comply with the disclosure requirements in accordance with relevant laws and regulations.

In the event that the Company introduces any of the leased aircraft before the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM, the Company shall pay to the Aircraft Manufacturer(s) the relevant purchase price of the Existing Aircraft according to the respective financing arrangement(s). After the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM, the Company will enter into the relevant aircraft purchase agreements in relation to each of the Existing Aircraft with the Lessor(s) to transfer the ownership of the Existing Aircraft to the Lessor(s) in accordance with the relevant lease amount (which shall not be more than 100% of the purchase price of the relevant Existing Aircraft).

Aggregate principal amount of the finance leases:	not more than 100% of the consideration for the purchase of the leased aircraft

Rental fee/Interest:

The rental fee is the repayment of the principal amount for the leased aircraft and the interest under the Proposed Finance Lease.

The finance leasing proposal(s) provided by CES Leasing in relation to the finance leasing services should have competitive advantages over other service providers (including but not limited to, the comprehensive costs (including arrangement fees (if any)) of the proposal(s) regarding the finance leasing services offered by CES Leasing shall not be higher than those offered by at least three other independent third parties). If such approach is not applicable, the rental fee and other terms shall be determined by both parties after arm’s length negotiation and the comprehensive costs (including arrangement fees (if any)) of such proposal shall not be higher than the comprehensive costs (including arrangement fees (if any)) of the same finance leasing structure for the same category of equipment during the same period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Bank Loans:	Under the Proposed Finance Lease, if the Designated Financial Institutions provide Bank Loans to the Lessor(s), the principal amount of which will be not more than the principal amount of each individual Aircraft Finance Lease Agreement.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) will be transferred to the Lessor(s). If the Designated Financial Institutions provide the Bank Loans, the leased aircraft will be mortgaged to the Designated Financial Institutions as security for the Bank Loans according to the loan agreements to be entered into between the Lessor(s) and the Designated Financial Institutions in due course.

Arrangement fee:	The respective arrangement fee for each of the leased aircraft shall be paid by the Company to the Lessor or CES Leasing pursuant to the terms of the specific leasing agreement (if any).

Buy-back:	Upon the expiry of the lease term of each of the leased aircraft, the Company is entitled to purchase each relevant aircraft back from the Lessor(s) at a nominal purchase price of RMB/USD (depending on the financing currency) 100 per aircraft.

Payment terms:	The financing amount is agreed by the parties. In respect of the Existing Aircraft, the financing amount will be paid directly to the Company. In respect of the Additional Aircraft, the financing amount will be paid directly to manufacturers of the Additional Aircraft by the financier on the Delivery Date of the Additional Aircraft. The actual financing amount of each aircraft will be adjusted and determined based on the actual delivery price of the aircraft.

The rental fee, of which the principal portion is measured according to the equal-principal, average-capital-plus interests standard or other principles agreed by the parties, is payable quarterly or semi-annually in arrears, commencing from the Delivery Date. Lessor(s) will issue VAT special invoices to the lessee according to the relevant national laws and regulations.

The rental fee and other expenses will be paid by the Company to the designed bank account of Lessor(s) on the respective rent payment dates and the payment date of other expenses (if it is different from the rent payment date) under the lease agreements.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The major terms of the aircraft and aircraft engine operating lease

Parties:	(i) CES Leasing and the wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Lease; and

(ii) the Company

Subjects to be leased:	aircraft and aircraft engines

Term of lease:	Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2023 and 31 December 2025 by CES Leasing Entities, the term of each of the lease agreements (the “Operating Lease Agreements”) shall be not more than 180 months for each leasing of the aircraft and aircraft engines by CES Leasing Entities (as the lessor(s)) to the Group (as the lessee(s)).

Rental fee and other lease-related payments:	The operating leasing proposal(s) provided by CES Leasing in relation to the operating leasing services should have competitive advantages over other service providers (including but not limited to, the comprehensive costs of the proposal(s) regarding the operating leasing services offered by CES Leasing shall not be higher than those offered by at least three other independent third parties). If such approach is not applicable, the rental fee and other terms shall be determined by both parties after arm’s length negotiation and the comprehensive costs of such proposal shall not be higher than the comprehensive costs of the same finance leasing structure for the same category of equipment during the same period.

The annual rental payable under the operating leases with CES Leasing (i.e., the sum of existing rentals for the aircraft introduced in previous years and new rentals for the aircraft and aircraft engines introduced during the year) shall not exceed 30% of the total annual rental payable under the operating leases with CES Leasing and independent third parties. The monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price.

The rental is payable by the Group quarterly or monthly in arrears.

The lease period of the aircraft will be agreed upon entering into the Aircraft Finance Lease Agreements and/or the Operating Lease Agreements. Based on previous similar transactions, it is expected that the lease period of the aircraft under the Aircraft and Engines Lease Agreement would be not more than 15 years in respect of both finance lease and operating lease.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.2.1 On finance leasing

Pursuant to the Aircraft and Engines Lease Agreement, the total fees consisting of interest rate and the arrangement fee will be determined through requests for proposals issued by the Company or through other bidding processes (which will comprise of at least three other proposals from independent third parties), and will be negotiated and determined between the Company, CES Leasing and the Designated Financial Institutions. We have reviewed the announcements and circulars published by other airline operators listed on the Hong Kong Stock Exchange regarding the aircraft finance lease entered into with their connected persons, and noted that Air China Limited (stock code: 753.HK), Cathay Pacific Airways Limited (stock code: 293.HK) and China Southern Airlines Company Limited (stock code: 1055.HK) also adopt similar procedures in selecting the parties for providing the aircraft finance lease services.

We have obtained, on a random basis, and reviewed 3 approval documents for entering into the Aircraft Finance Lease Agreements showing the terms offered by CES Leasing and other independent third parties. The 3 approval documents covered 19 out of 34 aircrafts in which the Group entered into the finance lease arrangement with CES Leasing under the Existing Aircraft Finance Lease Framework Agreement. We considered a sample size coverage of over 50% is sufficient to determine the fairness and reasonableness of the terms of the Aircraft Finance Lease Agreement. We noted that CES Leasing was selected based on its competitive and attractive terms in its financing proposal and its capability to issue VAT invoices. We also note that the interest rate under the Aircraft and Engines Lease Agreement would be determined with reference to benchmark lending rate for 5 years or above issued by the PBOC with appropriate adjustments accommodating market fluctuation. We have reviewed circulars published by other airline operators listed on the Hong Kong Stock Exchange and noted that China Southern Airlines Company Limited (stock code: 1055.HK) and Air China Limited (stock code: 753.HK) have also adopted the benchmark lending rate for 5 years or above issued by the PBOC to arrive at their proposed caps.

The arrangement fee under the Aircraft and Engines Lease Agreement is expected to be 0.8% of the lease amount of the leased aircraft. We have reviewed the circulars published by other airline operators listed on the Hong Kong Stock Exchange, and noted that the arrangement fee of the aircraft finance leases entered into by the Group falls within the range of arrangement fee of other airline operators listed on the Hong Kong Stock Exchange, such as 0.5% for Air China Limited (stock code: 753.HK) and not more than 1.0% for China Southern Airlines Company Limited (stock code: 1055.HK).

The nominal buy-back fee to be paid by the Group under the Aircraft and Engines Lease Agreement is expected to be RMB100 per aircraft. We have reviewed circulars published by other airline operators listed on the Hong Kong Stock Exchange, and noted that the nominal buy-back fee to be paid by the Group falls within the range of the nominal buy-back fee of the other airline operators. The buy-back fee for Air China Limited (stock code: 753.HK) is RMB1 and China Southern Airlines Company Limited (stock code: 1055.HK) is RMB10,000 respectively.

We have obtained and reviewed information on the payment terms of aircraft finance leases entered into between the Group and independent third parties, and noted that the payment terms under the previous aircraft finance lease agreements entered into with CES Leasing are similar to those offered by the independent third parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In respect of finance lease transactions under the Aircraft and Engines Lease Agreement, (i) it is a common practice to adopt requests for proposals or other bidding processes to select the parties to provide the aircraft finance lease services; (ii) CES Leasing would only be selected if its proposal, from the Group’s perspective, has competitive advantages over all the submitted proposals; (iii) it is not uncommon for airline operators to adopt benchmark lending rate for above 5 years issued by PBOC for aircraft finance lease; (iv) the arrangement fee under the Aircraft Finance Lease Agreement is expected to fall within the range of arrangement fee of other airline operators listed on the Hong Kong Stock Exchange; (v) the nominal buy-back fee under the Aircraft Finance Lease Agreement is expected to fall within the range of nominal buy-back fee of other airline operators listed on the Hong Kong Stock Exchange; and (vi) the payment terms under the previous aircraft finance lease agreement entered into with CES Leasing are similar to those offered by independent third parties.

5.2.2 On operating leasing

Pursuant to the Aircraft and Engines Lease Agreement, the rental for leasing of the aircraft and aircraft engines is determined after (i) inviting bidding offers by way of public tender; and (ii) taking into consideration the prevailing market rate for aircraft lease transactions of comparable nature. As advised by the Management, the Company will invite bidding offers by requesting lease proposal from CES Leasing and other independent third parties who have been long-term business partners of the Group. We have reviewed the announcements and circulars published by other Hong Kong listed airline operators regarding the aircraft and aircraft engines lease entered into with their connected persons, and noted that China Southern Airlines Company Limited (stock code: 1055.HK) also adopts process of requesting for proposals or other bidding processes in selecting the parties for providing the aircraft and aircraft engines operating lease service. We were advised by the Management that the Group did not enter into any operating lease agreements with its connected persons nor the independent third parties in the past three years.

In respect of operating lease transactions under the Aircraft and Engines Lease Agreement, (i) it is not uncommon to adopt bidding processes to select the parties to provide the aircraft and aircraft engines operating lease services; and (ii) CES Leasing would only be selected if the terms of its proposal have more competitive advantages than those submitted by independent third parties.

Based on the above, we are of the view that the terms of the Aircraft and Engines Lease Agreement are on normal commercial terms and fair and reasonable as far as the Company and the Independent Shareholders are concerned.

5.3	Annual caps

Set out below are (i) the historical transaction figures for the transactions contemplated under the Existing Aircraft Finance Lease Framework Agreement and Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement for FY2020, FY2021 and HY2022; (ii) the projected total rental fees (including principal, interest and arrangement fee) for the three years ending 31 December 2025 in respect of finance lease transactions; and (iii) the projected annual rental for the three years ending 31 December 2025 in respect of operating lease transactions to be contemplated under the Aircraft and Engines Lease Agreement:

It should be noted that the Aircraft and Engines Lease Agreement have now combined aircraft finance lease framework agreement and aircraft and aircraft engines operating lease framework agreement into one single framework agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Table 5: Historical transaction figures and total rental fees

RMB million	Year ended 31 December				Six months ended 30 June
	2020		2021		2022
On finance lease
Actual annual rental fee (including principal, interest and arrangement fee)	5,532		11,339		1,188
Existing annual cap (including principal, interest and arrangement fee)	USD3,486 million (or the equivalent amount in RMB	)	USD5,231 million (or the equivalent amount in RMB	)	USD5,286 million (or the equivalent amount in RMB	)(Note)
On operating lease
Actual annual rental fee	392		385		193
Existing annual cap	581		963		1,355	(Note)

Note:	The amount of USD5,286 million (or the equivalent amount in RMB) and RMB1,355 million represent the existing annual caps for FY2022.

Table 6: Projected total rental fees

	Year ending 31 December
	2023	2024	2025
In respect of finance lease and operating lease
Projected total rental feein USD (million)	1,500	3,200	4,600
equivalent to RMB (million)(Note)	10,350	22,080	31,740

Note:	For illustrative purpose only, the exchange rate of USD1 = RMB6.9 has been adopted for translating USD into RMB in the table above.

As shown in the table above, the historical rental fees under both finance lease and operating lease for FY2020, FY2021 and HY2022 were far below the respective projected annual rental fees. As advised by the Management, it was mainly attributable to the Company’s active negotiation with the aircraft manufacturers to adjust the delivery schedule of aircraft and aircraft engines as a result of the COVID-19 pandemic that prohibited air travel for considerable time. Therefore, the actual delivery volume is far less than the projected delivery volume. With reference to the section headed “4.2 Outlook of the aviation industry”, as compared to 2019, being the pre-COVID-19 period, the domestic freight turnover in 2020 and 2021 was only 50% and 70% of what it was in 2019. As such, it led to a decrease in demand for new aircrafts and aircraft engines. Moreover, the interest rate adopted in the proposal of CES Leasing ranged from approximately 2% to 3.5%, which was more favourable than the interest rate of 4.4969% adopted in the projected annual rental fees. Therefore, this resulted in huge discrepancies between the actual fee and the projected fee.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.3.1 On finance leasing

As set out in the Letter from the Board, the total fees payable by the Company under the finance lease transactions is the sum of the rental fee, the arrangement fee and the buy-back fee. Pursuant to the Aircraft and Engines Lease Agreement, the rental fee is the repayment of the principal amount for the leased aircraft and the related interest under the Proposed Finance Lease. As advised by the Management, the principal amount of the leased aircraft are based on the Company’s recent purchase price of the same model of aircraft. For arrangement fee, it is expected to be not more than 0.8% of the lease amount of the leased aircraft. The 0.8% was determined based on the historical transactions entered into between the Company and CES Leasing under the Existing Aircraft Finance Lease Framework Agreement. For buy-back fee, it is expected to be RMB100 (or equivalent currency) per aircraft pursuant to the terms of the Aircraft and Engines Lease Agreement.

To assess the fairness and reasonableness of the projected total rental fees for the Aircraft and Engines Lease Agreement, we have obtained and reviewed the Company’s aircraft introduction plan for years 2023 to 2025 and the computation of the estimated rental fee (including principal, interests and arrangement fee) payable by the Company for years 2023 to 2025 and noted that the estimated total rental fees (including principal, interests and arrangement fees) under the Proposed Finance Lease have been projected based on the Company’s recent purchase price of the same type of aircraft and the aircraft introduction plan for years 2023 to 2025 without taking into account the buy-back fee as it is only a nominal value as advised by the Management.

It is noted (i) that the number of aircraft to be introduced as planned by the Group for years 2023 to 2025; (ii) the principal amount of the aircraft under the same model of same age in the national market; and (iii) the interest under the Proposed Finance Lease have been used in arriving at the estimated total rental fees for the three years ending 31 December 2025. As the principal amount of the aircraft are based on the Company’s recent acquisition price of the aircrafts from its aircraft manufactures, we consider the recent transaction price is an appropriate reference used for the projection. The benchmark lending rate for 5 years or above as announced by PBOC has been used in the projection, which has also been adopted by other airline operators listed on the Hong Kong Stock Exchange, such as Air China Limited (753.HK) and China Southern Airlines Company Limited (1055.HK), for aircraft finance leases.

The estimated period of the finance lease of not more than 15 years which is similar to the average finance lease term of aircraft leased by other airline operators listed on the Hong Kong Stock Exchange, such as Air China Limited (753.HK) and China Southern Airlines Company Limited (1055.HK). Arrangement fee rate provided in the projection is within the range of those of similar transactions conducted by other airline operators listed on the Hong Kong Stock Exchange. A 10%-buffer has been applied to the projected total rental fee for each of the three years ending 31 December 2025 to provide operational flexibility and accommodate possible fluctuation in foreign exchange rates. Furthermore, the maximum amount of aircraft finance lease transactions between the Company and CES Leasing from 2023 to 2025 shall not exceed half of the aggregate amount of the Additional Aircraft in each year, hence 50% has been applied to the estimated total rental fees (including principal, interests and arrangement fees).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.3.2 On operating leasing

The proposed total rental payable to CES Leasing in respect of operating lease for years 2023 to 2025 are estimated with reference to the operating leasing price of the aircraft under the same model of the same age or engines of the same model in the national market, and the monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price (the “0.8% Requirement”). The annual rental payable (i.e. the sum of existing rentals for the aircraft introduced in previous years and new rentals for the aircraft and aircraft engines introduced during the year) under the operating leases with CES Leasing shall not exceed 30% of the total annual rental payable under the operating leases with CES Leasing and independent third parties (the “30% Requirement”). The actual amounts pursuant to the 30% Requirement and the actual amount incurred with CES Leasing will be submitted to the audit and risk management committee of Board for review on a quarterly basis to ensure the fulfilment of the above two requirements.

As advised by the Management, the 0.8% Requirement is determined based on general market practise and the data available from “Ascend by Cirium”, an aircraft valuation expert under Cirium. Cirium is founded in 1909 and is the largest, most complete provider of aviation data to the travel, finance, aerospace and aviation industries. Ascend by Cirium has the largest International Society of Transport Aircraft Trading (ISTAT) Certified Appraiser team in the industry and provides independent and trusted valuations and reports and it offers sophisticated modelling with robust analysis to the world’s aircraft lessors, financial institutions, airlines and insures. The Group usually requests an aircraft’s valuation from Ascend by Cirium before proposed acquisition of aircrafts for benchmark purpose. As advised by the Management, the monthly rental of aircraft and aircraft engines under operating lease transactions ranged from 0.6% to 1.2% of the consideration of the aircrafts according to the reports issued by Ascend by Cirium.

With respect to the 30% Requirement, the Management considers that such requirement would encourage the Company to obtain competitive aircraft and engines operating lease services in the market and reduce the extent of reliance by the Company on CES Leasing. We have reviewed the annual reports, announcements and circulars published by airline operators listed on the Hong Kong Stock Exchange and noted that China Southern Airlines Company Limited (stock code: 1055.HK) has set up similar restriction mechanisms where annual rental payable shall not exceed 50% of the operating lease transactions with its connected persons.

Having considered (i) Ascend by Cirium serves as a reliable source when the Company determines the 0.8% Requirement; (ii) the 0.8% Requirement falls within the range of market practise for monthly rental under the operating lease transactions according to Ascend by Cirium; (iii) the 30% Requirement shall reduce the extent of material reliance of the Company on CES Leasing; and (iv) it is not uncommon for the airline operator to set up such restriction mechanism when conducting operating lease transactions with its connected persons, we therefore concur with the Management that the 0.8% Requirement and the 30% Requirement are fair and reasonable and on normal commercial terms.

To assess the fairness and reasonableness of the projected annual rental and total rental for the Aircraft and Engines Lease Agreement, we have obtained and reviewed the Company’s aircraft introduction plan and the computation of the estimated rental fee payable by the Company for years 2023 to 2025 and noted that the estimated annual rental have been projected for the three years ending 31 December 2025 based on the Company’s aircraft introduction plan. We noted that the total operating lease price is calculated based on the existing annual operating lease payment of the aircraft or engine of the same model multiplied by the tenure of the Operating Lease Agreement to be entered into between the Company and CES Leasing under the Company’s aircraft introduction plan. The total operating lease price will represent the total rental fee of the year in which the Operating Lease Agreement is entered.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In the event the 30% Requirement cannot be fulfilled at the time of entering into the operating lease transaction with CES Leasing, the Company shall choose to enter into finance lease arrangement with CES Leasing or alternative financing arrangement instead. As advised by the Management, the lease term for the specific type of aircraft to be introduced under the operating lease for years 2023 to 2025 is estimated to be between 3 years and 5 years.

5.3.3 Value of right-of-use assets

The historical value of right-of-use assets for FY2020, FY2021 and HY2022 and the proposed annual caps in respect of right-of-use assets under the Aircraft and Engines Lease Agreement are set out below:

Table 7: Historical value of rights-of use assets and existing annual caps

	Year ended 31 December		Six months ended 30 June
RMB million	2020	2021	2022
On finance lease
Historical value of rights-of-use assets	4,911	11,061	1,139
Existing annual caps	13,802	20,712	20,928	(Note)

On operating lease
Historical value of rights-of-use assets	—	—	—
Existing annual caps	2,187	4,016	3,548	(Note)

Note:	The amount of RMB20,928 million and RMB3,548 million represent the existing annual caps for FY2022.

Table 8: Proposed annual caps

	Proposed annual caps Year ending 31 December
	2023	2024	2025
Total value of right-of-use assets in relation to the finance and operating leases entered into by the Company as lessee in USD (million)	1,250	2,600	3,650
equivalent to RMB (million)(Note)	8,625	17,940	25,185

Note:	For illustrative purpose only, the exchange rate of USD1 = RMB6.9 has been adopted for translating USD into RMB in the table above.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As shown in the table above, we noted that no rights-of-use assets have been recognised under the operating lease as the Company did not enter into any operating lease agreements under the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement. As advised by the Management, it was mainly due to the decrease in demand for new aircrafts and aircraft engines as a result of the COVID-19 pandemic and the city-wide lockdown policy of the PRC.

As advised by the Management, pursuant to IFRS 16, the lease transactions contemplated under the Aircraft and Engines Lease Agreement entered into by the Company as lessee will be recognised as right-of-use assets. The proposed annual caps are derived based on the total value of right-of-use assets relating to the finance lease and operating lease transactions collectively. We have reviewed the computation of the total value of right-of-use assets relating to the finance lease and operating lease transactions, which are calculated during the future years by discounting the estimated principal and arrangement fee for newly added aircraft in each year as discussed above by a discount rate of 3% that takes into account the Company’s incremental borrowing rate and ChinaBond Corporate Bond Yield (AAA) of 10Y released by China Central Depository & Clearing Co., Ltd. As advised by the Management, the existing lease assets of the Group is also derived based on such incremental borrowing rate. We have checked to the 2021 Annual Report and noted such calculation is in line with the Company’s accounting policy.

Having considered that the computation of the estimated total rental fees (including the principals, interests and arrangement fees) for years 2023–2025 is based on (a) the Company’s aircraft introduction plan for the years 2023–2025; (b) the interest rate based on the lending rate of 5 years or above published by the PBOC; (c) the estimated finance lease period which matches the Company’s average fleet age; (d) the arrangement fee rate which is within the range of the finance leases of other Hong Kong listed airline operators; (e) the annual rental payable of the aircraft and aircraft engines under the operating lease from CES Leasing will not exceed the 30% Requirement; (f) a 10%-buffer to provide operational flexibility and accommodate possible fluctuation in foreign exchange rates; and (g) estimated principal amount and arrangement fee for years 2023 to 2025 have been used to arrive at the total value of right-of-use assets relating to the finance lease transactions and the operating lease transactions under IFRS 16 as the annual caps, we are of the view that the proposed annual caps under the Aircraft and Engines Lease Agreement for the three years ending 31 December 2025 are fair and reasonable.

6.	EXCLUSIVE OPERATION AGREEMENT

6.1	Reasons for and benefits of the transactions

As set out in the Letter from the Board, the Company entrusted China Cargo Airlines to exclusively operate its Passenger Aircraft Cargo Business for long term, so as to avoid the competition between Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft freight business operated by China Cargo Airlines and satisfy the Company’s demand for professional operation in passenger aircraft cargo, and to motivate China Cargo Airlines through fair and reasonable pricing to facilitate the steady development and growth of the Passenger Aircraft Cargo Business of the Company. This helped the Company to focus the relevant resources on the operation and development of its air passenger transportation business as well as to enhance the business capacity and competitiveness of the principal air passenger transportation business of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As the Passenger Aircraft Cargo Business will continue to be one of the mainstream business of the Group’s civil aviation business, we concur with the Management that the Exclusive Operation Agreement is beneficial to the Company and its Shareholders as a whole and aligns with the Group’s long term strategies.

6.2	Overview of the air cargo industry

According to the 2022 annual review released by IATA, in respect of air passenger traffic, the recovery of international air traffic following its COVID-19 low point in 2020 accelerated in 2021. However some domestic markets stagnated. Following the initial hit from the COVID-19 pandemic and for most of 2020 and early 2021, international air travel was adversely affected by travel restrictions, such that travelers preferred less-restricted domestic trips. Those trends reversed around mid-2021. When governments started to lift international travel restrictions, strong demand for international travel ensued, especially for leisure and short-haul trips. Domestic revenue passenger kilometers (RPKs), conversely, trended sideways, mainly because Asian markets, such as China, that had initially recovered fast were hit by renewed outbreaks of the virus.

In respect of air cargo traffic, global air cargo transport grew faster than the overall goods trade in 2021. Such acceleration is due to demand for goods rebounded strongly, and businesses often did not have enough inventory to meet that demand, resulting in them turning to air cargo for rapid restocking. This inventory restocking cycle tapered off somewhat at the end of 2021 into early 2022 as the rebound in economic activity slowed and inflation began to rise. Air cargo traffic continues to grow in year-on-year terms, but its growth clearly softened in the second half of 2021 and may well weaken further as 2022 progresses.

Given the international passenger traffic diminished during the COVID-19 pandemic, passenger aircraft belly capacity declined substantially. To compensate, airlines temporarily converted some of their passenger aircraft to freighters, which are dubbed “preighters”. The result was record air cargo load factors and yields. The air cargo load factor hit a peak in mid-2021 before falling as a result of lower demand and increased capacity. Air cargo yields also fell in the second half of 2021 until Omicron, labour shortages, and other disruptions sent them to new heights at the outset of 2022.

With reference to the Q2 2022 quarterly air transport chartbook issued by IATA, the cargo tonne kilometers (CTKs) have been outperforming passenger traffic. Consumer demand switched from services which were inaccessible during lockdowns to ordering goods online. However, it remains doubtful as to the longevity of this new trend in air cargo due to the war in Ukraine and the outbreak of Omicron in China. The global CTKs fell to levels last seen in late 2020.

Despite the uncertainty as to when the air passenger revenue will recover to pre-pandemic levels, aviation cargo is the backbone of global supply chain and has served an important role as an alternative revenue source in the economic downturn of the global airline industry. With reference to the 2022 annual review released by IATA, air cargo generated USD155 billion in 2021, up from USD129 billion in 2020 and USD101 billion in 2019 respectively. The air cargo contributed more than one-third of airline revenues in 2021 and is expected to grow softly in 2022, depending on the global trade demands and recovery status of COVID-19 pandemic. With the relaxation of border control and related travel restrictions, it is expected that the Passenger Aircraft Cargo Business will benefit from such recovery.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.3	Principal terms

Pursuant to the Exclusive Operation Agreement, the Company entrusted China Cargo Airlines as a contractor to operate and manage the Passenger Aircraft Cargo Business of the Company and its six major subsidiaries (namely上 海 航 空 有 限 公 司 (Shanghai Airlines Co., Limited), 中 國 東 方 航 空 武漢有限責任公司 (China Eastern Airlines Wuhan Limited), 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited), 東 方 航 空 雲 南 有 限公 司 (China Eastern Airlines Yunnan Co., Limited), 一 二 三 航 空 有 限 公司 (One Two Three Airlines Co., Ltd.) and 中 國 聯 合 航 空 有 限 公司 (China United Airlines Co., Limited)) and collects a transportation service fee from China Cargo Airlines based on the actual operating revenue of the Passenger Aircraft Cargo Business operated by China Cargo Airlines after considering deduction of certain business fee rates.

Under conventional circumstances, the transportation service fee is based on the passenger aircraft bellyhold space’s actual operating revenue, and is determined by taking into account the actual operating cost, incentives and restrictive mechanisms. Under unconventional circumstances, the transportation service fee is based on the actual operating revenue from unconventional flights under the Passenger-to-Cargo Conversion, and is determined by taking into account the actual operating cost and reasonable profit margin. The reasonable profit margin refers to the arithmetic average of the average profit margin of the Three Major Airlines for the three recent financial years. Under different circumstances, business fee rates in the pricing formulas are based on the operation fee rates of Passenger Aircraft Cargo Business, while separately taking into account the average growth rate of revenue in the same industry’s cargo transport business and the average profit level of the same industry.

Pursuant to the Exclusive Operation Agreement, save for the proposed annual caps for the three years ending 31 December 2025, all the terms and conditions under the Exclusive Operation Agreement shall remain unchanged and valid until the maturity of the Exclusive Operation Agreement, being 31 December 2032.

Set out below is the summary of the formula in calculating the transportation service fee under the Exclusive Operation Agreement:

actual income from Passenger Aircraft Cargo Business
Transportation service fee	=	x
(1 – business fee rates)
Where for:

(a) Conventional business
actual income from Passenger Aircraft Bellyhold Space Cargo Business
Transportation service fee	=	x
(1 – conventional business fee rate)

operating cost rate
+
(revenue growth rate of Passenger Aircraft Bellyhold
Space Cargo Business of the current year
Conventional business fee rate	=	–
average revenue growth rate of the Three Major
Airlines’ passenger aircraft Bellyhold Space cargo
business of the current year) x 50%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b) Unconventional business
actual income from unconventional cargo transport of
passenger aircraft
Transportation service fee	=	x
(1 – unconventional business fee rate)

operating cost rate
Unconventional business fee rate	=	x
(1 + reasonable profit margin)

Further details of the Exclusive Operation Agreement is set out in the section headed “4. Exclusive Operation Agreement” in the Letter from the Board.

With reference to the formula on transportation service fee set out above, we deduced that the transportation service fee to be paid to the Company, net of operating expense, is negatively correlated to the excess income growth rate of China Cargo Airlines over the Three Major Airlines. Pursuant to the above definitive formula, there is an implied incentive mechanism to provide motivation for China Cargo Airlines to enhance its Bellyhold Space Business performance and cargo transport business operating efficiency by taking income growth rate as a performance indicator. We are of the view that the pricing under regular business model is able to encourage China Cargo Airlines to optimise resources allocation and boost its business performance.

For the unconventional circumstances, the transportation service fee paid to the Company, net of actual operating expense in current year, is negatively correlated to reasonable net profit margin. Since the unconventional business represents a special economic slump environment, resulting in (i) a decrease in passengers; and (ii) the Passenger-to-Cargo Conversion approach that helps to utilise the empty spaces in passenger aircrafts by converting passenger aircrafts into cargo aircrafts, the abovementioned situation is a temporary measure due to limited supply of the passenger aircraft bellyhold space cargo as a result of the COVID-19 pandemic, and therefore, there is not enough track record data available to take as a reference in calculating revenue growth rate. In view of the fact that financial data such as revenue growth rate of China Cargo Airlines and the Three Major Airlines’ actual income from Passenger-to-Cargo Conversion are not obtainable, using the average net profit margin of the Three Major Airlines on the transportation service fee represents the industry trend, and implied by net profit margin of the Three Major Airlines, would become a motivating factor for China Cargo Airlines to operate their Passenger Aircraft Cargo Business. The following table sets out the calculation of the reasonable net profit margin applicable in FY2022:

Company Name	Stock code		FY2021	FY2020	FY2019
			RMB million	RMB million	RMB million
Air China Limited	753.HK	Revenue	74,532	69,504	136,181
		Net (loss)/profit	(16,635)	(14,403)	6,420
		Net (loss)/profit margin	(22.32)%	(20.72)%	4.71%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company Name	Stock code		FY2021	FY2020	FY2019
			RMB million	RMB million	RMB million
China Eastern Airlines	670.HK	Revenue	67,127	58,727	120,986
Corporation Ltd.		Net (loss)/profit	(12,214)	(11,836)	3,192
		Net (loss)/profit margin	(18.20)%	(20.15)%	2.64%

China Southern Airlines	1055.HK	Revenue	101,644	92,561	154,322
Company Limited		Net (loss)/profit	(12,106)	(10,847)	2,640
		Net (loss)/profit margin	(11.91)%	(11.72)%	1.71%

Average of the three years’ audited net (loss)/profit margin			(17.48)%	(17.53)%	3.02%
Arithmetic mean of the average (%)				(10.66)%

Source: Annual reports of Air China Limited, the Company and China Southern Airlines Company Limited

Based on the publicly available information as set out above, we noted that the arithmetic average of the average profit margin of the Three Major Airlines for the three recent financial years prior to FY2022 is a negative profit margin of 10.66%. This is in line with the historical trend of the aviation industry over the past 3 years which has been adversely affected by the COVID-19 pandemic and the net margin of the Three Major Airlines recorded is also aligned with the similar business conditions. Hence, we are of the view that taking the arithmetic average of the average margin as a parameter to deduce the transportation service fee can ensure fairness and reasonableness.

As discussed with the Management, we understand from the Company that China Cargo Airlines is the sole service provider in relation to the Passenger Aircraft Bellyhold Space Cargo Business of the Company since its entrustment of Passenger Aircraft Bellyhold Space Cargo Business to China Cargo Airlines. Therefore, the Company did not enter into similar transactions with other independent third parties that can be identified for comparison purposes.

Based on the above, we consider that the estimation of the transportation service fee under conventional and unconventional circumstances (including the reasonable margin) is fair and reasonable, on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.4	Annual caps

Set out below are the historical transaction figures for the transactions contemplated under the Exclusive Operation Agreement for FY2020, FY2021 and HY2022 and the proposed annual caps for the three years ending 31 December 2025 for the transactions to be contemplated under the Exclusive Operation Agreement:

Table 9: Historical transaction figures and existing annual caps

	Year ended		Six months
	31 December		ended 30 June
RMB million	2020	2021	2022
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlinesto the Company under the Exclusive Operation Agreement	4,895	8,309	3,910
Existing and proposed revised annual caps	4,900	9,000	9,000	(Note)

Note:

The amount of RMB9,000 million represents the proposed revised annual cap for FY2022. The details of the Proposed Revised Annual Cap are set out in the section headed “4. Exclusive Operation Agreement” in the Letter from the Board.

Table 10: Proposed annual caps

	Proposed Annual Caps
	Year ending 31 December
RMB million	2023	2024	2025
Exclusive operation transportation services fee in relation to the Passenger Aircraft Cargo Business payable of China Cargo Airlinesto the Company under the Exclusive Operation Agreement	8,900	8,600	8,800

Basis of determining the proposed annual caps for FY2023 to FY2025 under the Exclusive Operation Agreement

As stated in the Letter from the Board, the proposed annual caps under for the three years ending 31 December 2025 for the exclusive operation transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement are determined with reference to the following primary factors:

(i)

the Company estimated the basis for the transportation service fees for the Passenger Aircraft Cargo Business for the three years ending 31 December 2025: (a) with reference to the historical amounts for FY2020, FY2021 and HY2022 for the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement; and (b) after taking into account the estimated continuous growth in demand for aviation cargo business;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)

based on the pricing formula under the Exclusive Operation Agreement entered into between the Company and China Cargo Airlines, the Company takes into account the conditions including prospects of the cargo market and the operating scale of the Company’s cargo operations such as Bellyhold Space and “Passenger-to-Cargo Conversion”; and

(iii)

with reference to: (a) the historical average operating cost rate, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by the Company and China Cargo Airlines, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years; and (b) the historical figures in the past seven years of the excess in income growth rate of the Company over the average revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the Three Major Airlines, the Company estimated the unconventional business fee rates for the three years ending 31 December 2025 with reference to: (a) the aforesaid historical average operating cost rate, and (b) the historical figures in the past three years of average income growth rate of the Three Major Airlines.

For our due diligence purpose, we have obtained and reviewed the bases adopted by the Company in determining the proposed annual caps under the Exclusive Operation Agreement, including (i) the estimated income from Passenger Aircraft Cargo Business based on historical revenue for FY2021 and HY2022; (ii) the operating cost rate based on the historical cost under the Exclusive Operation Agreement for FY2021; (iii) the estimated revenue growth rate of the Passenger Aircraft Bellyhold Space Cargo Business based on historical average of the growth rate of revenue from cargo business generated by the Bellyhold Space of the Company compared to the Three Major Airlines; and (iv) historical average margin of the Three Major Airlines for the three years from 1 January 2019 to 31 December 2021, which were adopted by the Company as benchmark for estimation.

For the proposed annual caps for the three years ending 31 December 2025 under the Exclusive Operation Agreement, we noted that the contribution from the conventional business is expected to increase year-by-year while the contribution from the unconventional business is expected to decrease year-by-year and down to zero in 2025. As advised by the Management, many airlines temporarily converted their passenger aircraft to freighters to compensate the passenger aircraft belly capacity declined during the COVID-19 pandemic. However, the demand has fallen in the second half of 2021 due to lower air cargo load factors and yields. The cost of operating “converted-passenger-aircraft” is approximately double the cost of operating freighters in air cargo.

A 10% buffer is also applied to the estimated exclusion operation transportation services fees for each of the three years ending 31 December 2025 in deriving the proposed annual caps. We noted that the Company did not include such buffer in the calculation of existing annual caps for the past years. As set out in section headed “4. Exclusive Operation Agreement” in the Letter of the Board, the Company proposed to further revise upwards the annual cap for FY2022 by 12.5% to RMB9 billion as compared to the existing annual cap for FY2022 of RMB8 billion in response to the unexpected growth in Passenger Aircraft Cargo Business. We are of the view that the application of the 10% buffer in the calculation of the proposed annual caps under the Exclusive Operation Agreement is justifiable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Therefore, taking into account the above and the reasons discussed under paragraph headed “6.2 Overview of the air cargo industry”, we consider the basis of determining the proposed annual caps under the Exclusive Operation Agreement is fair and reasonable.

Pricing of the proposed annual caps for FY2023 to FY2025 under the Exclusive Operation Agreement

In the exclusive operation transaction of Passenger Aircraft Bellyhold Space Cargo Business, using the income growth rate as the incentive and binding standard is in line with market practice under conventional circumstances. In determining the pricing of the transportation service fees, the Company considered the average growth rate of comparable companies’ Passenger Aircraft Cargo Business within the same industry — an indication of fair pricing under continuing connected transactions. Additionally, using the 50% difference of China Cargo Airlines’ annual growth rate that exceeds the average of the Three Major Airlines as the incentive indicator, and the 50% difference of China Cargo Airlines’ growth rate that is below the average of the Three Major Airlines as the restrictive indicator, to encourage China Cargo Airlines to improve its Passenger Aircraft Cargo Business capacity, thereby enhancing the Company’s passenger aircraft cargo operation efficiency, provides a reasonable basis.

In the exclusive operation transaction of Passenger Aircraft Cargo Business, considering there are no comparable historical figures for the Passenger Aircraft Cargo Business under unconventional circumstances, the annual growth rate of the Three Major Airlines’ unconventional business revenue is difficult to obtain. As such, the business fee rate under unconventional circumstances uses the operating cost rate as basis, while using average margin of the Three Major Airlines over the past three fiscal years as the reasonable margin rate, which also ensures fairness and reasonableness.

We noted that the average profit margin applied in the calculation under unconventional circumstances for the proposed annual caps under the Exclusive Operation Agreement is a negative margin for the three years ending 31 December 2025. Based on the publicly available information, we noted that the Three Major Airlines recorded net loss for the two years ended 31 December 2020 and 2021. With reference to the 2022 annual review released by IATA, despite the improvements in air passenger traffic and strong air cargo demand in 2021 compared with 2020, the load factor continues to be below where the airlines break even financially. Based on IATA’s October 2021 estimates, industry-wide net post-tax losses eased from USD138 billion in 2020 to USD52 billion in 2021 on the back of improvements in passenger traffic and air cargo performance. It is expected that there would be a further reduction in losses in 2022 as the recovery extends. However, a higher jet fuel and labour costs, the impact of inflation on demand, re-emerging outbreaks of COVID-19 pandemic in China, and a board-based slowdown in economic activity will put downward pressure on airlines’ financials. Therefore, the average margins of the Three Major Airlines applied in the calculation of the proposed annual caps are fair and reasonable.

The actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are confirmed in the report prepared and issued by the qualified accounting firm jointly appointed by the Company and China Cargo Airlines. As the actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are calculated and adjusted per annum during the implementation years of the exclusive operation transaction of Passenger Aircraft Cargo Business, the fairness and independence of the transaction are ensured.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered that the information and assumption for calculation of services fee provided by the Company, we noted that (i) the Group’s historical business performance with both revenue and net profit, together with Passenger Aircraft Cargo Business demonstrated a stable growth over the past two years ended 31 December 2021; (ii) the current market condition of cargo market would be soften unless the relaxation of border control and related travel restriction take place; (iii) the prospects of the aviation and travel industry in the PRC as supported by the statistics published by IATA, which has demonstrated a recovery in terms of air passenger and cargo revenue to pre-pandemic level is still in progress; and (iv) the efforts of the Group to strengthen its prevention and control of COVID-19 and operation management in order to tackle the impact of COVID-19 and prepare the Group for the recovery of the international and domestic economies and the aviation industry after the epidemic, we are of the opinion that the assumptions and the amount of the proposed annual caps for the three years ending 31 December 2025 are fair and reasonable so far as the Independent Shareholders are concerned.

B.	PROPOSED REVISED ANNUAL CAP UNDER THE EXCLUSIVE OPERATION AGREEMENT

As set out in the Letter from the Board, the adjustment to the annual cap only increases the annual cap for the continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022. There is no change in the other aspects of the continuing connected transactions contemplated under the Exclusive Operation Agreement between both parties (including but not limited to the principal content of the transactions and the basis of pricing).

In arriving at our opinion in respect of the Proposed Revised Annual Cap, we have taken into consideration the following principal factors and reasons:

1.	Reasons for and benefits of the adjustment of the existing annual caps

For the six months ended 30 June 2022, the actual amount of the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement was RMB3.91 billion, representing an utilisation rate of approximately 48.9% for FY2022. Since the second half of the year will be the peak season for Passenger Aircraft Cargo Business and the demand for international air cargo will further increase, the Company expects that the amount of the continuing connected transactions contemplated under the Exclusive Operation Agreement will exceed the Existing Annual Caps for the year ending 31 December 2022. Taking into account the factors, including but not limited to the future prospects of the global freight market, the capacity input of the Company’s Passenger Aircraft Cargo Business (such as the passenger aircraft Bellyhold Space and the Passenger-to-Cargo Conversion) and freight rates, the Company has to make timely adjustment to the annual cap for continuing connected transactions contemplated under the Exclusive Operation Agreement for the year ending 31 December 2022 in order to satisfy its day-to-day business operations and the need for its business development.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have conducted our desktop research on seasonality of the air cargo industry. With reference to the Q2 2022 quarterly air transport chartbook issued by IATA, the global cargo tonne kilometres (CTKs) in the 4th quarter has been higher than the other three quarters in the past 5 years (i.e. 2017 to 2021). Apart from reviewing the industry trend, we have obtained and reviewed the monthly actual transportation service fee payable by China Cargo Airlines in FY2021 and noted that transportation service fee payable in the 4th quarter in FY2021 accounted for approximately 33% of the total services fee for the year, which is in line with the industry trend. As such, we consider the adjustment of the existing annual cap under the Exclusive Operation Agreement for the year ending 31 December 2022 is fair and reasonable.

2.	Proposed Revised Annual Cap

Set out below are the historical transaction figures for the transactions contemplated under the Exclusive Operation Agreement for FY2020, FY2021 and HY2022 and the proposed revised annual cap for FY2022:

Table	11: Historical transaction figures and existing annual caps

	Year ended		Six months	Year ending
RMB million	31 December		ended 30 June	31 December
	2020	2021	2022	2022
				(Annualised)
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	4,895	8,309	3,910	7,820	(Note 1)
Existing annual caps	4,900	9,000	Not applicable	8,000
Utilisation rate(Note 2)	99.9%	92.3%	Not applicable	97.8%

Notes:

1.

The annualised transaction amount is based on the transportation service fees under the Exclusive Operation Agreement of approximately RMB3,910 million for six months ended 30 June 2022 for illustration purpose.

2.

The utilisation rate is calculated as the actual transaction amount /annualised actual transaction amount of transportation service fees divided by the proposed annual caps of transportation services fees for the respective year.

Table	12: Proposed revised annual caps for FY2022

	Year ending 31 December 2022
	Existing Annual	Proposed Revised
RMB million	Cap	Annual Cap
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	8,000	9,000

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the Letter from the Board, the Company confirms that the actual amounts for the continuing connected transactions contemplated under the Exclusive Operation Agreement from 1 January 2022 up to the Latest Practicable Date did not exceed the Existing Annual Caps, and the Company expects that the actual transaction amounts of such transactions will not exceed the Existing Annual Caps from 1 January 2022 up to the date of the EGM for approval of the Proposed Revised Annual Cap.

With reference to the circular of the Company dated 23 July 2021, the Company proposed to adjust the annual caps for both FY2021 and FY2022 for the transactions contemplated under the Exclusive Operation Agreement from RMB5 billion to RMB9 billion and RMB5.2 billion to RMB8 billion, respectively, which were reviewed and approved by the Board and approved by the independent Shareholders in an extraordinary general meeting held on 27 August 2021. Due to the COVID-19 pandemic, the shortage in air cargo supply persisted which led to the freight rates of air cargo business continuously staying at a high level. Having reviewed the Group’s current business and operational needs, the Company noted that there is a need for further adjustment of the annual cap for transportation fees for FY2022 under the Exclusive Operation Agreement.

As set out in the Letter from the Board, the Proposed Revised Annual Cap is determined with reference to the following factors:

(a)

the historical amounts for HY2022 for the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement; and

(b)	the estimated continuous growth in demand for aviation cargo business in 2022.

We have obtained and reviewed the schedule of the actual transaction amounts under the Exclusive Operation Agreement for HY2022 and noted that the revenue from unconventional business remain higher than those from the conventional business, even exceeding the levels estimated by the Company when setting the existing annual caps. With reference to the Q2 2022 quarterly air transport chartbook issued by IATA, the passenger aircraft that were turned into cargo flights due to increased demand for cargo capacity during the COVID-19 pandemic remains great in demand in the first half of 2022 but has started to decline gradually. Such results are in line with the Company’s performance in the first half of 2022.

In addition to the increase in demand for unconventional business, high freight rates also drove actual transaction amounts under the Exclusive Operation Agreement to be higher than expected. According to the Air Freight Rate Tracker Q2 2022 published by Ti Insight, a leading logistics and supply chain market research and analysis company, air freight rates in Q1 2022 remain high and were even higher than in 2021. The freight rates in April 2022 was at USD9.02 per kilogram, which was USD0.77 per kilogram below January 2022 level but was USD2.29 per kilogram higher than in April 2021. With the end of COVID-19 pandemic gradually in sight as stated by World Health Organisation in September 2022, a strong resumption in passenger traffic is likely. It is expected to bring belly- freight capacity back into the market, but the freight rates may continue to sustain at a higher level as labour shortages and high fuel costs continue to add pressure on costs.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With respect to the utilisation rate of the existing annual caps under the Exclusive Operation Agreement in FY2021 and FY2022, we noted that the actual amount of the transportation service fees under the Exclusive Operation Agreement amounted to approximately RMB8,309 million and RMB3,910 million, representing a utilisation rate of approximately 92.3% and 97.8% (in annualised term) for FY2021 and HY2022, respectively. Such utilisation rates indicated that (i) the Company has fairly estimated that the transportation service fees payable by China Cargo Airlines to the Company for FY2021; and (ii) the actual transaction amount in annualised term is expected to reach the level of full utilisation by China Cargo Airlines of the existing cargo traffic volume under the Exclusive Operation Agreement for FY2022.

Although the actual transaction amount (in annualised term) of the transportation service fees under the Exclusive Operation Agreement is still below the existing annual cap for FY2022 albeit by a mere 2.25%, however, income varies from quarter to quarter in air cargo business due to seasonal factors in which the actual transaction amount (in annualised term) tends to under-estimate the performance for the whole year. Based on our research and review of the documents provided by the Company as discussed under section headed “1. Reasons for and benefits of the adjustment of the existing annual caps”, we noted the 4th quarter of the year is generally the peak season for air cargo business, thus the income from aircraft cargo business generated from the 4th quarter tend to be higher than the other three quarters of the year. Taking into account of the seasonal factors and the actual transaction amount for the six months ended 30 June 2022, the Company estimated the transportation service fees under the Exclusive Operation Agreement for FY2022 at approximately RMB8.3 billion, which is similar to the level of FY2021. The Management has also applied a buffer of approximately 8% in deriving the Proposed Revised Annual Cap in response to unpredictable growth in the Passenger Aircraft Cargo Business and to cater for unforeseen price hike in air freight charges.

Taking into account the above factors, we consider the basis of determining the Proposed Revised Annual Cap is fair and reasonable.

C.	INTERNAL CONTROL PROCEDURES AND CORPORATE GOVERNANCE OF THE GROUP

1.	Provision of deposit services under the Financial Services Agreement

The Group’s finance department would check and compare the deposit interest rates offered by the Eastern Air Finance Entities with those offered by independent third party banks and relevant rates set by the PBOC. Our work done in reviewing the internal control measures on the deposit interest rates implemented by the finance department, is set out in the sub-section headed “3.2 Principal terms” in this letter.

To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entities, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the balance of the Group’s deposits in the Eastern Air Finance Entities and the balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the PBOC for similar deposits services and the policy promulgated by the PBOC to ensure that each transaction is conducted in accordance with the pricing policy under the Financial Services Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have reviewed the auditors reports in respect of the deposit transactions under the Existing Financial Services Agreement for the two financial years ended 31 December 2021 prepared by the external auditors, and noted that the external auditors has expressed no particular findings need to be brought to the attention of the Company in respect of the deposit transactions under the Existing Financial Services Agreement for FY2020 and FY2021.

Given that (i) the designated finance department staff of the Company has closely monitored the transactions contemplated under the Existing Financial Services Agreement by comparing the deposit interest rates offered by the Eastern Air Finance Entities with that of independent third party banks and that set by the PBOC and regularly reviewing the financial reports of the Eastern Air Finance Entities; (ii) the independent non-executive Directors will, pursuant to Rule 14A.55 of the Hong Kong Listing Rules review, among other things, whether the transactions contemplated under the Financial Services Agreement are conducted on normal commercial terms; and (iii) the auditors of the Company will, for the purpose of Rule 14A.56 of the Hong Kong Listing Rules, review, among other things, whether the transactions contemplated under the Financial Services Agreement are conducted in accordance with its terms, we are of the view that there is nothing material that led us to cast doubt on the effectiveness of the Company’s internal control measures to ensure that the deposit transactions contemplated under the Financial Services Agreement is conducted in accordance with the pricing policy under the Financial Services Agreement and on normal commercial terms.

2.	Catering and Aircraft On-board Supplies Support Agreement, Aircraft and Engines Lease Agreement and Exclusive Operation Agreement

As set out in the Letter from the Board, to ensure the Company’s conformity with the terms of the Catering and Aircraft On-board Supplies Support Agreement, Aircraft and Engines Lease Agreement and Exclusive Operation Agreement under the Hong Kong Listing Rules, the Company shall adopt a series of internal control policies during its daily operations which shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors. The internal control policies are as follows:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and the independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements of the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and Exclusive Operation Agreement to ensure that they are entered into: (i) in accordance with the review and evaluation procedures and the terms of the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and Exclusive Operation Agreement under the Hong Kong Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and Exclusive Operation Agreement, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)

The independent non-executive Directors shall review and will continue to review the implementation agreements of the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and Exclusive Operation Agreement to ensure that they have been entered into on normal commercial terms or better, and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

(3)

Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company will engage external auditors to issue a letter to report on the Group’s continuing connected transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and Exclusive Operation Agreement in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on continuing connected transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

As part of our due diligence work, we have obtained and reviewed the quarterly meeting records of the audit and risk management committee for FY2020, FY2021 and HY2022 and confirmation provided by the independent non-executive Directors as disclosed in the annual reports for FY2020 and FY2021. We noted that the finance department, audit and risk management committee and the independent non-executive Directors have respectively monitored the connected transactions contemplated. We have also reviewed the letters issued by the Company’s external auditors for the annual audit purposes in respect of the continuing connected transactions contemplated under the Existing Catering and Aircraft On-board Supplies Support Agreement, the Existing Aircraft Finance Lease Framework Agreement, the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and Exclusive Operation Agreement and noted that the auditors have confirmed that the internal control procedures implemented by the Company have been effective in all material aspects.

Given that (i) regular monitoring have been conducted by the finance department, audit and risk management committee and the independent non-executive Directors; (ii) the Company’s external auditors have been engaged to issue a letter to report on the Group’s continuing connected transactions contemplated under the Existing Catering and Aircraft On-board Supplies Support Agreement, the Existing Aircraft Finance Lease Framework Agreement, the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and Exclusive Operation Agreement pursuant to the Rule 14A.56 of the Hong Kong Listing Rules; and (iii) the independent non-executive Directors will be reviewing the individual agreements to be entered pursuant to the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and Exclusive Operation Agreement to ensure that they have been entered into on normal commercial terms, we are of the view that the Company has adequate internal control procedures to ensure continuing connected transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement, the Aircraft and Engines Lease Agreement and Exclusive Operation Agreement to be in compliance with the terms thereunder and will not be prejudicial to the interests of the Company and the Shareholders.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

OPINION AND RECOMMENDATION

In light of the above and having considered in particular that:

(i)	the cautiously encouraging outlook of the aviation industry and air cargo industry in the PRC;

(ii)	the reasons for and benefits of entering into the Financial Services Agreement, the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement;

(iii)

the fairness and reasonableness of the principal terms of the Financial Services Agreement, the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement (including the relevant proposed annual caps);

(iv)	the fairness and reasonableness of the proposed annual caps and the Proposed Revised Annual Cap under the Exclusive Operation Agreement;

(v)	the internal control procedures adopted by the Group in relation to the Renewed Non-exempt Continuing Connected Transactions; and

(vi)	historically, the Group has been in compliance with the internal control procedures,

we are of the view that: (1) the entering into the Financial Services Agreement, the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement are in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole; (2) the terms of the Financial Services Agreement, the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement (including the relevant proposed annual caps) are on normal commercial terms and are fair and reasonable; and (3) the Proposed Revised Annual Cap and the proposed annual caps of the Exclusive Operation Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM in relation to the Renewed Non- exempt Continuing Connected Transactions and the Proposed Revised Annual Cap.

Yours faithfully, For

and on behalf of Opus

Capital Limited

Koh Kwai Yim

Managing Director

Ms. Koh Kwai Yim is the Managing Director of Opus Capital and is licensed under the SFO as a Responsible Officer to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. Ms. Koh has over 18 years of corporate finance experience in Asia and has participated in and completed various financial advisory and independent financial advisory transactions.

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held —Personal interest	Capacity in which the A/H shares were held
Li Yangmin	Director, vice chairman, president	3,960 A shares (Note 1)	Beneficial owner

Note 1: representing approximately 0.000021% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/ or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Li Yangmin (a Director, the vice chairman and president), Mr. Tang Bing (a Director), Mr. Lin Wanli (a Director), Mr. Jiang Jiang (an employee representative Director) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX I	GENERAL INFORMATION

EXPERT STATEMENT

The qualifications of the expert who has given the opinion or advice in this circular with the inclusion of its letters, reports, and/or opinions dated 26 October 2022 or statements and references to its name and logo in the form and context in which they are included are as follows:

Name	Qualification
Opus Capital	Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

The above-mentioned expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

To the best of the Directors’ knowledge, the above-mentioned expert is a third party independent from the Company and its connected persons. As at the Latest Practicable Date, the above-mentioned expert did not have any direct or indirect interest in any assets which have been, since 31 December 2021 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, the above-mentioned expert was neither beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

COMPANY SECRETARY

Mr. Wang Jian graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and holds an Executive Master’s degree of Business Administration from Tsinghua University. Mr. Wang Jian has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable within one year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates (as defined in the Hong Kong Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

APPENDIX I	GENERAL INFORMATION

LITIGATION

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2021 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

MATERIAL CONTRACTS

•

The agreement entered into on 1 July 2022 by the Company (as purchaser) with Airbus S.A.S. (as seller) regarding the purchase of 100 brand new A320NEO series aircraft. For details, please refer to the circular of the Company dated 25 August 2022;

•

The conditional share subscription agreement in respect of the non-public issuance of A shares of the Company entered into between the Company and CEA Holding on 10 May 2022, pursuant to which, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for A shares of the Company in the amount of not less than RMB5 billion under the non-public issuance of A shares by the Company. For details, please refer to the circular of the Company dated 9 June 2022; and

•

The conditional share subscription agreement in respect of the non-public issuance of A shares of the Company entered into between the Company and CEA Holding on 2 February 2021, pursuant to which, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for 2,494,930,875 A Shares of the Company. For details, please refer to the circular of the Company dated 12 March 2021.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

APPENDIX I	GENERAL INFORMATION

MATERIAL ADVERSE CHANGE

In 2022, as the number of newly confirmed cases of COVID-19 pandemic rebounded again and was raging at a high level, the domestic situation of COVID-19 pandemic remained grim and the air transportation market was severely impacted. The COVID-19 pandemic still has a significant impact on the business of the Company, while the time span and severity of which has great uncertainty. In the first half of 2022, the Group recorded a revenue of RMB19.354 billion, representing a decrease of 44.24% as compared to the same period last year and the net loss attributable to the Shareholders amounted to RMB18.736 billion. In August 2022, the passenger transportation capacity, the passenger traffic volume and the passenger load factor of the Company increased by 35.10%, 62.14 % and 11.18%, respectively, as compared to the same period last year. For further details, please refer to the 2022 interim report of the Company dated 28 September 2022 and the announcement on operating data for August 2022 of the Company dated 15 September 2022.

As at the Latest Practicable Date, save as disclosed above, the Directors confirmed that there is no material adverse change in the financial or trading position of the Group since 31 December 2021, being the date to which the latest audited consolidated financial statements of the Group were made up.

DOCUMENTS ON DISPLAY

Copies of the following documents will be published (i) on the website of the Company at https://www.ceair.com and (ii) the website of the Hong Kong Stock Exchange at www.hkexnews.com.hk for a period of 14 days from the date of this circular:

(1)

the letter of advice issued by the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders dated 26 October 2022, the full text of which is set out on pages 161 to 206 of this circular;

(2)	the written consent of the Independent Financial Adviser referred to in this Appendix;

(3)	the Financial Services Agreement;

(4)	the Catering and Aircraft On-board Supplies Support Agreement;

(5)	the Aircraft and Engines Lease Agreement;

(6)	the Exclusive Operation Agreement;

(7)	the Import and Export Services Agreement;

(8)	the Aviation Complementary Services Agreement;

(9)	the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement;

(10)	the Advertising Services Agreement;

(11)	the Freight Logistics Services Agreement; and

(12)	the Aviation Airborne Communication Agreement.

APPENDIX II	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record, and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The unaudited consolidated financial statements of the Group for the six months ended 30 June 2022 together with the accompanying notes to the financial statements can be found on pages 8 to 46 of the interim report of the Company for the six months ended 30 June 2022. The audited consolidated financial statements of the Group for each of the three years ended 31 December 2021, 2020 and 2019 together with the accompanying notes to the financial statements, can be found on pages 117 to 240 of the annual report of the Company for the year ended 31 December 2021, pages 105 to 224 of the annual report of the Company for the year ended 31 December 2020 and pages 110 to 232 of the annual report of the Company for the year ended 31 December 2019, respectively. Please also see below the hyperlinks to the said reports:

https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0928/2022092800722.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0427/2022042702334.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0427/2021042701934.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0424/2020042402328.pdf

APPENDIX II	FINANCIAL INFORMATION

INDEBTEDNESS OF THE GROUP

Indebtedness

As at the close of business on 31 August 2022, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following liabilities:

Borrowings and obligations under finance leases

The Group had total outstanding indebtedness of approximately RMB218,084 million as at 31 August 2022. The table below sets forth the Group’s total outstanding indebtedness as at 31 August 2022:

	Notes	Total RMB million
Borrowings
— secured bank loans	(1)	17,272
— unsecured bank loans		74,171
— guaranteed bonds		10,484
— unsecured bonds		17,714
— unsecured short-term debentures		4,036
Lease Liabilities	(2)	94,407

Total		218,084

Notes

(1)

The Group’s bank borrowings with an aggregate amount of approximately RMB17,272 million were secured by mortgages over certain of the Group’s assets. The pledged assets included aircraft with an aggregate net carrying amount of approximately RMB20,995 million as at 31 August 2022.

(2)

The Group’s lease liabilities with an aggregate amount of approximately RMB68,012 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net book value of approximately RMB96,076 million as at 31 August 2022.

Contingent liabilities

As at the close of business on 31 August 2022, the Group had no significant contingent liabilities.

Except as disclosed above and apart from intra-group liabilities, on 31 August 2022, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, term loans, any other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, mortgages and charges, contingent liabilities or guarantees.

APPENDIX II	FINANCIAL INFORMATION

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Proposed Finance Lease and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

At present, the slowing down in global economic growth, high level of inflation, continuous geopolitical conflicts made the external environment more complex and severe. Even though the foundation for domestic economic recovery still needs to be consolidated, the fundamentals of long-term economy of China remain favorable and the features of sufficient economic resilience, great potential and wide space for development are obvious. With the implementation of a series of policies and measures to stabilize growth, the national economy is expected to gradually recover and maintain stable growth. However, the COVID-19 epidemic continues to spread around the world and the faster-spreading Omicron BA.5 sub-variant is becoming the main strain in the world. China is still facing the ever-increasing pressure of “guarding against imported cases, and preventing a resurgence of domestic outbreak”. The situation of epidemic prevention and control is still severe and complicated, and the price of crude oil and other energy resources remained at a high level due to the geopolitical conflicts, creating severe challenges for industry recovery.

In the second half of 2022, the Group will adhere to the principle of seeking progress while maintaining stability, and coordinate the execution of various tasks such as safe operation, epidemic prevention and control, resumption of work and production, refined management, major projects and reform and social responsibility.